Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

dated as of

January 7, 2014

by and between

Honeywell International Inc.,

Platin 966. GmbH

and

Saxid SAS

TABLE OF CONTENTS

1.	PURCHASE AND SALE; ASSUMPTION OF LIABILITIES	7

1.1	TRANSACTIONAL OVERVIEW	7

1.2	PURCHASE AND SALE	10

1.3	EXCLUDED ASSETS	11

1.4	ASSETS OF THE TRANSFERRED ENTITIES	13

1.5	NONASSIGNABILITY OF ASSETS	14

1.6	ASSUMPTION OF LIABILITIES BY PURCHASER	16

1.7	EXCLUDED LIABILITIES	17

1.8	LIABILITIES OF THE TRANSFERRED ENTITIES	18

2.	PAYMENT AND ADJUSTMENT OF PURCHASE PRICE; ALLOCATION AND REIMBURSEMENTS	18

2.1	PURCHASE PRICE	18

2.2	POST-CLOSING ADJUSTMENT	20

2.3	ALLOCATION OF PURCHASE PRICE	23

2.4	ROMANIAN INVESTMENT REIMBURSEMENTS	23

2.5	EARN-OUT	25

3.	REPRESENTATIONS AND WARRANTIES OF SELLER PARENT	26

3.1	DUE ORGANIZATION	26

3.2	AUTHORITY	27

3.3	TRANSFERRED ENTITIES; TITLE TO EQUITY INTERESTS	27

3.4	NO CONFLICT	28

3.5	GOVERNMENTAL CONSENTS	28

3.6	FINANCIAL STATEMENTS	29

3.7	ABSENCE OF CERTAIN CHANGES	29

3.8	BUSINESS PERSONAL PROPERTY	30

3.9	REAL PROPERTY	30

3.10	CONTRACTS	32

3.11	INTELLECTUAL PROPERTY	34

3.12	LITIGATION, CLAIMS AND PROCEEDINGS	36

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3.13	ENVIRONMENTAL CONDITIONS	36

3.14	NON-ENVIRONMENTAL PERMITS	37

3.15	COMPLIANCE WITH LAW	37

3.16	LABOR AND EMPLOYEE BENEFITS	37

3.17	INSURANCE	39

3.18	INTERCOMPANY SERVICES	39

3.19	TAXES	40

3.20	SUFFICIENCY OF ASSETS	42

3.21	FINDER’S FEE	42

3.22	PRODUCT WARRANTIES	42

3.23	SUBSIDIES/GOVERNMENTAL GRANTS	42

3.24	ROMANIAN INVESTMENT SCHEME	42

3.25	NO ILLEGAL PAYMENTS	43

3.26	ABSENCE OF UNDISCLOSED LIABILITIES	43

3.27	INTER-COMPANY TRADE ACCOUNTS	43

4.	REPRESENTATIONS AND WARRANTIES OF PURCHASER	43

4.1	DUE ORGANIZATION	43

4.2	AUTHORITY	44

4.3	NO CONFLICT OF ORGANIZATIONAL DOCUMENTS AND LAWS	44

4.4	GOVERNMENTAL CONSENTS	44

4.5	LITIGATION	44

4.6	FINDER’S FEE	45

4.7	CERTAIN ACKNOWLEDGMENTS AND OTHER MATTERS	45

4.8	FUNDS	45

4.9	WARRANTY DISCLAIMER	45

5.	CLOSING; CLOSING DELIVERIES	46

5.1	CLOSING DATE	46

5.2	EFFECTIVENESS	46

5.3	DOCUMENTS TO BE DELIVERED BY SELLER PARENT	47

5.4	DOCUMENTS TO BE DELIVERED BY PURCHASER	49

6.	PRE-CLOSING COVENANTS	49

6.1	CONDUCT OF BUSINESS	49

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6.2	CAPEX PLAN	52

6.3	ACCESS TO RECORDS AND PROPERTIES	52

6.4	GOVERNMENTAL FILINGS AND CONSENTS	53

6.5	THIRD PARTY CONSENTS	55

6.6	PUBLIC ANNOUNCEMENTS	56

6.7	GUARANTEES	56

6.8	REASONABLE EFFORTS	56

6.9	TERMINATION OF INTER-COMPANY ARRANGEMENTS	56

6.10	INSURANCE	58

6.11	PRODUCT RECALL	58

6.12	TMD CLAIMS	59

6.13	PRE-CLOSING AUDIT	59

7.	EMPLOYEE AND EMPLOYEE BENEFITS MATTERS	62

7.1	SCOPE OF ARTICLE	62

7.2	EMPLOYMENT AND OTHER EMPLOYEE MATTERS	63

8.	CONDITIONS TO CLOSING	70

8.1	CONDITIONS TO OBLIGATIONS OF PURCHASER	70

8.2	CONDITIONS TO OBLIGATIONS OF SELLER PARENT	71

9.	TERMINATION; SURVIVAL	72

9.1	TERMINATION	72

9.2	EFFECT OF TERMINATION	73

10.	POST-CLOSING OBLIGATIONS	74

10.1	COVENANT NOT TO COMPETE	74

10.2	[OMITTED]	75

10.3	TAX MATTERS	75

10.4	FURTHER ASSURANCES	82

10.5	REPORTS; ACCESS TO BOOKS AND RECORDS	82

10.6	COOPERATION IN LITIGATION	83

10.7	NAMES AND MARKS	83

10.8	[OMITTED]	84

10.9	[OMITTED]	84

10.10	[OMITTED]	84

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10.11	PERFORMANCE OF OBLIGATIONS	84

10.12	DEED RESTRICTION	84

11.	INDEMNIFICATION	84

11.1	INDEMNIFICATION BY SELLER PARENT	84

11.2	INDEMNIFICATION BY PURCHASER	85

11.3	SURVIVAL	85

11.4	LIMITATIONS ON INDEMNITY	86

11.5	INDEMNIFICATION PROCEDURE	91

11.6	ASBESTOS INDEMNIFICATION BY SELLER PARENT	95

11.7	EXCLUSIVE REMEDY	95

11.8	TREATMENT OF INDEMNITY PAYMENTS	95

12.	MISCELLANEOUS	95

12.1	EXPENSES	95

12.2	BULK SALES	96

12.3	ASSIGNABILITY	96

12.4	BINDING EFFECT	97

12.5	NOTICES	97

12.6	COUNTERPARTS	98

12.7	ATTACHMENTS AND SCHEDULES	98

12.8	DISCLOSURE	98

12.9	GOVERNING LAW	98

12.10	CONSENT TO JURISDICTION; VENUE	99

12.11	DEFINITIONS	99

12.12	HEADINGS	121

12.13	AMENDMENT	121

12.14	ENTIRE AGREEMENT	121

12.15	WAIVERS	122

12.16	THIRD PARTY RIGHTS	122

12.17	SEVERABILITY	122

12.18	NO RIGHTS OF SET OFF	122

12.19	FOREIGN TRANSFER AGREEMENTS	122

12.20	TERMS GENERALLY	122

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12.21	SPECIFIC PERFORMANCE	123

Attachment A Sellers

Attachment B Transferred Entities

Attachment C Knowledge of Sellers

Attachment D Form of Deed Restriction

Attachment E Template of Allocation Schedule

Attachment F-1 FMP Joint Venture Entities

Attachment F-2 FMP Joint Venture Subsidiaries

Exhibit 5.3(c) – Form of Assignment and Assumption Agreement

Exhibit 5.3(g) – Form of Transition Services Agreement

Exhibit 5.3(h) – Form of FMP Support Agreement

Exhibit 5.3(i) – Form of Promissory Note

SCHEDULES

Schedule 1.1(b)(ii) – Certain Guangzhou Assets

Schedule 1.1(c)(ii) – Certain Romanian Assets

Schedule 1.1(h) – Poland Assets

Schedule 1.2(a) – Transferred Owned Real Property

Schedule 1.2(d) – Transferred Intellectual Property

Schedule 1.3(t) – Excluded Assets

Schedule 1.6(k) – Assumed Liabilities

Schedule 1.7(n) – Excluded Liabilities

Schedule 2.2 – Net Working Capital

Schedule 2.3A – Methodologies of Allocation of Purchase Price

Schedule 2.3B – Allocation of Purchase Price

Schedule 3.1 – Organization

Schedule 3.3 – Equity Interests

Schedule 3.4 – Conflicts

Schedule 3.5 – Required Governmental Consents

Schedule 3.6 – Specified Accounting Principles

Schedule 3.7 – Certain Changes

Schedule 3.8 – Business Personal Property

Schedule 3.9 – Permitted Encumbrances

Schedule 3.9(a) – Owned Real Property

Schedule 3.9(b) – Leased Real Property

Schedule 3.10 – Contracts

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Schedule 3.10(c) – Sellers’ Guarantees

Schedule 3.10(d) – Sellers’ Letters of Credit

Schedule 3.10(e) – Material Contract Rebates and Price Discounts

Schedule 3.10(f) – Material Contract Price Increases

Schedule 3.11 – Intellectual Property

Schedule 3.12 – Litigation, Claims and Proceedings

Schedule 3.13 – Environmental Conditions

Schedule 3.14 – Non-Environmental Permits

Schedule 3.15 – Compliance with Law

Schedule 3.16(a) – Employees

Schedule 3.16(b) – Sellers’ Benefit Plans

Schedule 3.16(d) – Employee Incentive Compensation

Schedule 3.16(e) – List of Employees

Schedule 3.17 – Insurance

Schedule 3.18 – Intercompany Services

Schedule 3.19 – Taxes

Schedule 3.20 – Sufficiency of Assets

Schedule 3.23 – Subsidies/Governmental Grants

Schedule 3.27 – Inter-Company Trade Accounts

Schedule 6.1 – Permitted Changes

Schedule 6.2 – Capex Plan

Schedule 6.4(a) – Required Merger Control Filings

Schedule 7.1 – Excluded Employee Facilities

Schedule 7.2(d) – Key Employees

Schedule 10.12 – Restricted Property

Schedule 11.1(b) – Certain Indemnities

Schedule 11.6 – Asbestos Claims Indemnification

Schedule 11.6(h) – List of Arbitrators

Schedule 12.7 – Further Agreements

Schedule 12.11(A) – Excluded Businesses

Schedule 12.11(B) – Material Adverse Effect

Schedule 12.11(C) – Sellers’ Marks

Schedule 12.11(D) – Indemnified Sites

Schedule 12.20 – Certain Interpretive Matters

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STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”) made as of January 7, 2014 by and among Honeywell International Inc., a Delaware corporation (“Seller Parent”), on behalf of itself and the other entities listed on Attachment A (Seller Parent and each such entity is referred to individually as a “Seller” and collectively as “Sellers”), Platin 966. GmbH, a German limited liability company (“Purchaser”), and Saxid SAS, a société par actions simplifiée (“French Purchaser” and together with Purchaser, “Purchasers”).

RECITALS:

(A)	Sellers and the entities listed on Attachment B (the “Transferred Entities”) are engaged in the Business through Seller Parent’s friction materials strategic business unit.

(B)	Sellers desire to sell, transfer and assign to Purchaser, and Purchaser desires to acquire and assume from Sellers, Sellers’ Equity Interests in the Transferred Entities and certain assets and liabilities of the Business, as more particularly set forth in this Agreement.

(C)	In connection with the consummation of the transactions contemplated hereby, Purchaser and Sellers or certain of their respective Affiliates will enter into the Ancillary Agreements.

(D)	Neither Purchaser nor its Affiliates shall assume any Liabilities of Sellers, the Business or the Transferred Entities in respect of Asbestos Claims, all of which shall be retained and indemnified by Sellers and/or Seller Parent.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual terms, conditions, covenants and agreements contained herein, and intending to be legally bound hereby, Seller Parent and Purchaser agree as follows:

1.	PURCHASE AND SALE; ASSUMPTION OF LIABILITIES.

1.1	Transactional Overview.

Subject to the terms and conditions contained herein (including Article 8 hereof), the parties intend that the transactions contemplated by this Agreement will be effected as described in this Section 1.1 (it being understood and agreed that, in the event of any contradiction between this Section 1.1 and any other term or condition of this Agreement (including the other provisions of this Article 1), such other terms and conditions shall govern the obligations of the parties).

(a)	Germany – Share Transfer. Sellers’ ownership interests in the German Transferred Entities will be transferred to Purchaser as follows:

(i)	Sellers’ ownership interests in Honeywell Bremsbelag GmbH will be transferred to Purchaser pursuant to the sale by (A) Seller Parent of its 10% Equity Interest in such entity and (B) Honeywell Deutschland GmbH of its 90% Equity Interest in such entity;

(ii)	Sellers’ ownership interests in Honeywell Immobilien GmbH will be transferred to Purchaser pursuant to the sale by Honeywell Deutschland Grundstucks GmbH & Co KG of its 100% Equity Interest in such entity;

(iii)	Sellers’ ownership interests in Honeywell Friction Materials Germany GmbH will be transferred to Purchaser pursuant to the sale by Honeywell Deutschland GmbH of its 100% Equity Interest in such entity; and

(iv)	Sellers’ ownership interests in Honeywell Friction Materials International GmbH will be transferred to Purchaser pursuant to the sale by Honeywell Deutschland GmbH of its 100% Equity Interest in such entity, in each case in accordance with the other Sections of this Agreement.

(b)	China – Share and Asset Transfer.

(i)	Sellers’ ownership interests in Honeywell (Chongqing) Friction Materials Co., Ltd. (“Honeywell Chongqing”) will be transferred to Purchaser pursuant to the sale by Honeywell (China) Co. Ltd. of its 100% Equity Interests in such entity; and

(ii)	Transferred Assets held by Honeywell (Guangzhou) Friction Materials Co., Ltd. set forth on Schedule 1.1(b)(ii) (to the extent not transferred to Honeywell Chongqing prior to Closing) and Liabilities to the extent relating to such Transferred Assets, will be transferred to Honeywell Chongqing pursuant to an asset sale and assignment by such entity on the Closing Date, in each case in accordance with the other Sections of this Agreement.

(c)	Romania – Share and Asset Transfer.

(i)	Sellers’ ownership interests in Honeywell Friction Materials S.R.L. (“Honeywell Romania”) will be transferred to Purchaser pursuant to the sale by Honeywell Europe Limited Sarl and Seller Parent of their collective 100% Equity Interest in such entity in accordance with the other Sections of this Agreement.

(ii)	Transferred Assets held Honeywell International Services in connection with the operation of the Business in Romania set forth on Schedule 1.1(c)(ii) and related Liabilities will be transferred to Honeywell Romania pursuant to an asset sale and assignment by such entity on the Closing Date.

(d)	France – Asset Transfer. In accordance with the other Sections of this Agreement:

(i)	Transferred Assets held by Honeywell Aftermarket Europe SAS and related Liabilities will be transferred to French Purchaser pursuant to an asset sale and assignment by such entity; and

(ii)	Financiere’s ownership interests in the Transferred Owned Real Property located in Allonne, France and certain goodwill and other intangible assets of the Business, and related Liabilities, will be transferred to French Purchaser pursuant to an asset sale and assignment by such entity, in each case in accordance with the other Sections of this Agreement.

(e)	Spain – Share and Asset Transfer.

(i)	Sellers’ ownership interests in Honeywell Friccion España S.L. will be transferred to Purchaser pursuant to the sale by Honeywell S.L. of its 100% Equity Interests in such entity; and

(ii)	Transferred Assets held by Honeywell Aftermarket Europe SAS and related Liabilities will be transferred to Purchaser pursuant to an asset sale and assignment by such entity,

in each case in accordance with the other Sections of this Agreement.

(f)	Brazil – Asset Sale. Transferred Assets of the Business held by Honeywell Indústria Automotive Ltda. and related Liabilities will be transferred to Purchaser pursuant to an asset sale and assignment by Honeywell Indústria Automotiva Ltda. in accordance with the other Sections of this Agreement.

(g)	Italy – Asset Sale. Transferred Assets of the Business held by Honeywell Aftermarket Europe S.r.l. and related Liabilities will be transferred to Purchaser pursuant to an asset sale and assignment by Honeywell Aftermarket Europe S.r.l. in accordance with the other Sections of this Agreement.

(h)	Poland – Asset Sale. Transferred Assets of the Business set forth on Schedule 1.1(h)) and related Liabilities will be transferred to Purchaser pursuant to an asset sale and assignment by Honeywell Sp. z.o.o. in accordance with the other Sections of this Agreement.

(i)	Czech Republic – Asset Sale. Transferred Assets of the Business held by Honeywell spol. s.r.o and related Liabilities will be sold and transferred to Purchaser pursuant to an asset sale and assignment by Honeywell spol. s.r.o in accordance with the other Sections of this Agreement.

1.2	Purchase and Sale.

Upon the terms and subject to the conditions contained herein, except as otherwise provided in Sections 1.3, 1.4 and 1.5 hereof, at the Closing, Seller Parent shall, and shall cause the other Sellers and, if applicable, its other Affiliates to, sell, convey, transfer and assign to Purchaser, and Purchaser shall purchase, assume and acquire from Sellers and, if applicable, such Affiliates, all of Sellers’ and such Affiliates’ direct right, title and interest in and to (A) the Equity Interests and (B) all of the assets, properties and rights (other than any Excluded Assets) of Sellers and their Affiliates (other than the Transferred Entities) primarily used or held for use in the conduct of the Business regardless of where held (collectively, the “Transferred Assets”). Without limiting the foregoing, the Transferred Assets shall include all of the assets, properties and rights of the types set forth or described below:

(a)	all real property owned by Sellers set forth on Schedule 1.2(a)) (the “Transferred Owned Real Property”);

(b)	all Business Inventory of Sellers;

(c)	all Business Personal Property (other than Business Inventory);

(d)	all Transferred Intellectual Property;

(e)	all Contracts of Sellers to the extent primarily relating to the Business other than real property leases and intellectual property licenses (the “Transferred Contracts”), including the Memorandum of Understanding described on Schedule 3.5 (to the extent not assigned to Honeywell Chongqing prior to Closing);

(f)	all customer and vendor lists of Sellers to the extent relating primarily to the Business, all files and documents (including credit information) of Sellers to the extent relating primarily to customers and vendors of the Business; and all production data, equipment maintenance data, accounting records, inventory records, sales and sales promotional data, advertising materials, cost and pricing information, business plans, reference catalogs and any other such data and records of Sellers, in each case to the extent relating primarily to the Business; provided, however, that Sellers shall be entitled to retain copies of any such materials which are necessary for their Tax, accounting, legal or other reasonable business purposes;

(g)	all Permits of Sellers primarily used in the conduct of the Business to the extent the same, or a right to use the same, can be transferred to Purchaser;

(h)	to the extent transferrable, all rights of Sellers under and pursuant to any warranties, representations, indemnities and guarantees made by suppliers furnishing goods or services to the extent relating to the Business (but excluding all such rights to the extent related to any Excluded Assets, Excluded Liabilities or any other matter for which Seller Parent has agreed to indemnify the Purchaser Indemnified Parties pursuant to Article 11 hereof);

(i)	those assets, properties and rights held by Financiere described in Section 1.1(d)(i);

(j)	all trade accounts receivable and trade notes receivable that arise out of the sale or other disposition of goods or services of the Business, whether recorded or unrecorded, except for such trade receivables from divisions or Affiliates of Sellers that are not Transferred Entities or other parts of the Business;

(k)	all prepaid expenses and deposits by Sellers to the extent relating to the Business and to the extent such prepaid expenses and deposits will accrue to the benefit of Purchaser in respect of the Business and following the Closing (other than any rights to any Romanian Investment Reimbursements in respect of prepaid expenses and deposits made under the Romanian Investment Scheme); and

(l)	all rights in or under, and all assets and entitlements related to, all Assumed Benefit Plans to the extent provided by Article 7.

1.3	Excluded Assets.

Notwithstanding anything contained in this Agreement to the contrary, from and after the Closing, Sellers and their Affiliates (other than the Transferred Entities) shall retain all of their right, title and interest in and to, and there shall be excluded from the direct or indirect sale, conveyance, assignment or transfer to Purchaser hereunder, and the Transferred Assets shall not include, any assets, properties and rights used or held for use by Sellers or their Affiliates (other than the Transferred Entities) of the types described below or any other assets, properties and rights of every kind and description that do not constitute Transferred Assets (collectively, “Excluded Assets”):

(a)	all assets, properties and rights of, and all equity, joint venture or similar interests in, the FMP Group Companies;

(b)	all cash (including, without limitation, cash overdrafts), cash equivalents and marketable securities (including, without limitation, all money market accounts and mutual fund accounts);

(c)	all accounts and notes receivable of each Seller, whether recorded or unrecorded, (i) from divisions or Affiliates of Sellers that are not Transferred Entities or other parts of the Business or (ii) that do not arise out of the sale or other disposition of goods or services of the Business;

(d)	policies and contracts of insurance maintained by or on behalf of Sellers or their Affiliates (other than the Transferred Entities) or on behalf of the Transferred Entities by Sellers or their Affiliates (including in each case any return of charges or premiums under retrospective rating plans), and all rights thereunder (including the benefit of any deposits or prepayments), and any insurance proceeds to the extent covering any portion of any Excluded Assets or Excluded Liabilities;

(e)	all rights of Sellers and the Seller Indemnified Parties under this Agreement and the Ancillary Agreements;

(f)	Sellers’ and their Affiliates’ (for the avoidance of doubt, excluding the Transferred Entities) corporate charters or formation documents, corporate seals, minute and stock record books, Tax records and other corporate records other than those described in Section 1.2(f), and all rights thereunder;

(g)	all refunds, rebates, abatements, or credits of Retained Taxes, and all Tax Returns of Sellers and the books and records (including working papers) related thereto;

(h)	all assets, properties and rights used in providing general and administrative services or information technology services to the Business or other services contemplated by the Transition Services Agreement and which are not dedicated primarily to the Business;

(i)	any employee data which relates to employees who are not Employees or which Sellers are prohibited by Law or Contract from disclosing or delivering to Purchaser;

(j)	all rights in or under, and all assets and entitlements related to, all assets associated with Benefit Plans that are not Assumed Benefit Plans to the extent provided by Article 7;

(k)	all claims, rights, benefits and interests arising under or resulting from any Excluded Asset or Excluded Liability (including all rights to indemnification in respect thereof and all rights in and benefits arising from claims and litigation relating thereto);

(l)	all real property owned by Sellers or any of their Affiliates (other than the Transferred Entities), and all real property leases of Sellers and their Affiliates, and all manufacturing, operating or other facilities (including, without limitation, the Green Island Facility, Guangzhou Facility, Condé Facility, the Tennessee Facility (including, for the avoidance of doubt, the landfill and certain contiguous real property used by the Business in the vicinity thereof) and the Troy Facility) and ownership or leasehold interests (as applicable) with respect thereto, whether or not used in the Business, in each case other than those set forth on Schedule 1.2(a);

(m)	all Excluded Intellectual Property and Sellers’ Marks;

(n)	except as expressly provided in Section 1.2, all assets, properties and rights of or relating to the Excluded Businesses (including any assets, properties and rights of the Business used primarily in the conduct of the Excluded Businesses);

(o)	all assets, properties and rights of Friction Materials France;

(p)	all assets, properties and rights of Financiere other than (i) the Transferred Owned Real Property located in Allonne, France set forth on Schedule 1.2(a) and (ii) goodwill and intangible assets of the Business;

(q)	all assets, properties and rights of Honeywell (Guangzhou) Friction Materials Co., Ltd.;

(r)	all Permits which are not legally transferrable;

(s)	any asset, property or right, or class of assets, properties or rights, of Sellers or any of their Affiliates to the extent excluded from the categories of assets described in clauses 1.2(a)-1.2(l) by virtue of the limitations contained in such descriptions; and

(t)	all assets, properties and rights described in Schedule 1.3(t).

1.4	Assets of the Transferred Entities.

(a)	The parties agree that none of the assets, properties or rights of the Transferred Entities shall be transferred to Purchaser pursuant to Section 1.2(a)(ii) nor shall be considered Transferred Assets for the purposes of Section 1.2(a) hereof, subject to Section 1.4(b) and the other express terms and conditions of this Agreement.

(b)	On (and as of) or prior to, the Closing, Seller Parent may cause the Transferred Entities to convey, transfer, assign and deliver to Sellers or one of or more of their Affiliates (other than the Transferred Entities), and Sellers or such Affiliates shall in such event accept from the Transferred Entities, all of the Transferred Entities’ right, title and interest, as of Closing, in and to all or any portion of the following assets, properties and rights (and any assets, properties or rights so transferred shall be deemed Excluded Assets hereunder) (any such transfer, a “Pre-Closing Restructuring”), provided that, in respect of any item other than as set forth in clause (i) below, Seller Parent shall provide Purchaser 30 days’ advance notice of (which shall include a reasonably detailed narrative and, if available, any documents pertaining to) any Pre-Closing Restructuring transaction to allow Purchaser to review, comment and, to the extent that such transaction would, or would reasonably be expected to, adversely affect Purchaser, its Affiliates, the Transferred Assets or the Business from and after the Closing (taking into account its rights to indemnification hereunder), approve such transaction, such approval not to be unreasonably withheld:

(i)	all cash (including, without limitation, cash overdrafts), cash equivalents and marketable securities (including, without limitation, all money market accounts and mutual fund accounts) of each Transferred Entity;

(ii)	all accounts and notes receivable of each Transferred Entity, whether recorded or unrecorded, from divisions or Affiliates of Sellers (other than trade accounts receivable with other Transferred Entities or other parts of the Business);

(iii)	all rights in and benefits arising from claims and litigation, and any rights to reimbursements, indemnification, hold-harmless or similar rights, in each case to the extent that the same relate to any Excluded Assets or Excluded Liabilities;

(iv)	all Excluded Intellectual Property and Sellers’ Marks of any Transferred Entity, and all Contracts to the extent relating to such Excluded Intellectual Property and Sellers’ Marks;

(v)	all refunds or credits of Retained Taxes (except to the extent any refund has been taken into account in the calculation of the Final Closing Date Net Working Capital); and

(vi)	all assets, properties and rights used in providing general and administrative services or information technology services to the Business or other services contemplated by the Transition Services Agreement and which are not dedicated primarily to the Business.

1.5	Nonassignability of Assets.

(a)

Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, to the extent that any sale, conveyance, transfer, assignment, sublease, sublicense, or delivery (each a “Transfer” and the term “Transferred” as used herein shall have a meaning correlative to the foregoing), or any attempted Transfer of any Contract, Intellectual Property or other asset, property or right that would be a Transferred Asset, or any claim, right or benefit arising thereunder or resulting therefrom (collectively, the “Interests”), would constitute a breach under such Interest or a violation of any applicable Laws, or such Interest is not capable of being Transferred without any third party Consent which has not been obtained by (or does not remain in full force and effect at) the Closing, neither this Agreement nor any Ancillary Agreement shall constitute a Transfer or an attempted Transfer thereof, unless and until such Interest (a “Retained Interest”) can be Transferred in accordance with Section 1.2 without such a breach or violation of Laws or such Consent is obtained, at which time such Retained

Interest shall be deemed to be Transferred in accordance with Section 1.2, whereupon it shall cease to be a Retained Interest, it being acknowledged and agreed that the Closing shall proceed without the Transfer of such Retained Interest unless such failure causes a failure of any of the conditions to Closing set forth in Article 8, in which event the Closing shall proceed only if the failed condition is waived by the party entitled to the benefit thereof.

(b)	Following the Closing, subject to Section 6.5, Seller Parent and Purchaser shall use their commercially reasonable efforts to obtain any required third party Consent to the Transfer of any Retained Interest (which shall not include any obligation of Sellers or any of their Affiliates to pay any consideration therefor, agree to relinquish or modify any rights in exchange therefor or make any commitment or incur any Liability in connection therewith) and pending such Consent (i) Seller Parent and Purchaser shall cooperate in any reasonable and lawful arrangements (that do not violate the terms of the relevant Retained Interest) designed to provide to Purchaser the benefits, and for Purchaser to assume the burdens, of such Retained Interest, in which case Purchaser shall promptly pay or satisfy the corresponding Liabilities to the extent Purchaser would have been responsible therefor if such Retained Interest had been transferred to Purchaser at the Closing, (ii) Seller Parent shall hold, or cause the relevant Seller to hold, for and pay to Purchaser in the ordinary course all income, proceeds and other monies received by Sellers in connection with their use of any Retained Interests (net of any Taxes and any other costs imposed upon Sellers or their Affiliates) in connection with the arrangements under this Section 1.5 and enforce, at the request of Purchaser, any rights of Sellers arising from such Retained Interest against the issuer thereof or the other party or parties thereto (including the right to elect to terminate any such Retained Interest in accordance with the terms thereof upon the advice of Purchaser). Notwithstanding the foregoing, Seller Parent shall promptly reimburse Purchaser for fifty percent (50%) of out-of-pocket costs incurred by Purchaser in connection with obtaining consents under Contracts with customers and suppliers of the Business, to the extent required in connection with the transactions contemplated hereby and not obtained as of the Closing Date, up to an aggregate amount of such reimbursements not to exceed $500,000. Purchaser shall promptly provide to Seller Parent and Seller Parent shall promptly provide to Purchaser such assistance as may be reasonably required for each to meet their obligations on a timely basis under any Contract or in relation to any Retained Interest.

(c)

Purchaser acknowledges and agrees that to the extent that Purchaser or any of its Affiliates are allowed the benefits or use of any Retained Interest pursuant to this Section 1.5 while any Consent relating thereto has not been obtained, Purchaser shall be responsible for and shall indemnify and hold harmless the Seller Indemnified Parties from and against, and shall pay to the relevant Seller Indemnified Party promptly upon receipt of any invoice from a Seller Indemnified Party, all Losses incurred by any Seller Indemnified Party under or in relation to any such Retained Interest (including with respect to any breach, or alleged breach, of such Retained Interest or any damage to such Retained Interest by Purchaser or any of its Affiliates or as a result of Purchaser or any of its Affiliates having the benefit or use of any such Retained Interest while any Consent has not been obtained, except to the extent such Losses constitute Excluded Liabilities hereunder).

1.6	Assumption of Liabilities by Purchaser.

Subject to the terms and conditions of this Agreement, from and after the Closing, Purchaser shall absolutely and irrevocably assume and discharge when due only the following Liabilities of Sellers and their Affiliates (other than the Transferred Entities):

(a)	all Liabilities arising out of or relating to the ownership, use or possession of the Transferred Assets after the Effective Time;

(b)	all Liabilities arising out of or relating to the Business or the conduct thereof after the Effective Time;

(c)	all Liabilities with respect to the Business set forth on the Financial Statements or the notes thereto or which arise after the Reference Date in the ordinary course, in each case to the extent not satisfied prior to the Effective Time;

(d)	all trade accounts payable of any Seller, whether recorded or unrecorded, to divisions or Affiliates of Sellers that are Transferred Entities or other parts of the Business transferred pursuant to this Agreement;

(e)	all Taxes relating to the Business, the conduct thereof, or the ownership, use or possession of the Transferred Assets after the Effective Time (including Taxes for any Straddle Period which are allocable pursuant to Section 10.3(d) to the portion of the Straddle Period beginning on the Closing Date), other than Retained Taxes (it being understood, for the avoidance of doubt, that notwithstanding any other provision of this Section 1.6, only such Taxes as are described in this Section 1.6(e) shall be assumed by Purchaser);

(f)	all Liabilities with respect to the employment or termination of employment of all Employees and Former Employees, in each case to the extent provided under Article 7, and all Liabilities under or with respect to the Assumed Benefit Plans;

(g)	all Liabilities under or with respect to the Transferred Contracts, Intellectual Property Licenses and Transferred Permits, whether arising before, on or after the Effective Time (other than to the extent that such Liabilities arise out of a breach or default by Sellers or their Affiliates in the period prior to the Effective Time);

(h)	all Liabilities arising out of or relating to any Business Intellectual Property, whether arising before, on or after the Effective Time, including maintenance fees and any costs, expenses and other fees associated or incurred in connection with the enforcement of such Business Intellectual Property against a third party as a result of such third-party infringement or misappropriation;

(i)	all Liabilities relating to products of the Business (including product warranty claims, product recalls and Product Liability Claims), other than Pre-Closing Product Liability Claims, Required Pre-Closing Product Recalls and Asbestos Claims;

(j)	all Liabilities of the Business arising under or related to Environmental Laws, Remediation or Environmental Claims other than the Pre-Closing Environmental Liabilities;

(k)	all Liabilities arising out of or relating to the matters set forth on Schedule 1.6(k); and

(l)	all other Liabilities assumed by Purchaser under this Agreement, including Liabilities relating to the matters described in Sections 1.7(b)-(m) to the extent excluded from such descriptions by virtue of any limitations set forth therein.

The Liabilities described in the foregoing clauses 1.6(a) through 1.6(l) are referred to collectively as the “Assumed Liabilities”.

1.7	Excluded Liabilities.

Notwithstanding anything to the contrary in Section 1.6, Purchaser shall not assume and shall not have any liability or responsibility for any Liabilities of Sellers or any of their Affiliates (other than the Transferred Entities) of any kind or nature whatsoever other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), including, without limitation, the following:

(a)	all Liabilities in respect of Asbestos Claims (including, for the avoidance of doubt, all such Liabilities arising out of or relating to the conduct of the US Business or any assets, properties or rights (including the “Bendix” mark) relating thereto);

(b)	all Liabilities to the extent relating to the Excluded Businesses or the Excluded Assets (including, for the avoidance of doubt, any real property formerly owned, leased or used in connection with the Business that is not owned, leased or used by the Business as of Closing);

(c)	all Retained Taxes;

(d)	all Indebtedness outstanding as of the Effective Time;

(e)	to the extent provided in Article 7, all Liabilities with respect to the employment or termination of employment prior to Closing of all Former Employees employed in France as of their last termination date with Seller or their Affiliates, and all Liabilities with respect to the Benefit Plans other than the Assumed Benefit Plans;

(f)	all costs in respect of the shutdown of operations at the Condé Facility, and any Liabilities incurred in connection with the sale, transfer, disposition or shutdown prior to Closing of any facility of the Business in France that is not a Transferred Asset;

(g)	all accounts and notes payable of any Seller, whether recorded or unrecorded, to divisions of Affiliates of Sellers, other than trade accounts payable to Transferred Entities or other parts of the Business;

(h)	all Liabilities in respect of Pre-Closing Product Liability Claims and Required Pre-Closing Product Recalls;

(i)	all Liabilities in respect of Required Pre-Closing Soil/Groundwater Remediation;

(j)	all Liabilities in respect of Required Pre-Closing Asbestos Remediation;

(k)	all Liabilities imposed by a Governmental Authority arising from enforcement action taken by a competent Governmental Authority in respect of Pre-Closing Environmental Non-Compliance;

(l)	subject to Sections 6.12, 11.2(d) and 11.4(d), all Liabilities in respect of TMD Claims;

(m)	all costs in respect of the shutdown of operations at the Guangzhou Facility; and

(n)	all Liabilities arising out of or relating to the matters set forth on Schedule 1.7(n).

1.8	Liabilities of the Transferred Entities.

The parties agree that none of the Liabilities of the Transferred Entities shall be assumed by Purchaser pursuant to Section 1.6 and that none of the Liabilities of the Transferred Entities shall be allocated to Sellers pursuant to Section 1.7, but that such Liabilities shall be retained by the respective Transferred Entity except as otherwise expressly set forth herein; provided, however, that any Liabilities held by any Transferred Entity of a type that, if held by a Seller or Affiliate thereof (other than a Transferred Entity) would be an Excluded Liability, shall be deemed to constitute Excluded Liabilities for the purposes of Article 11 hereof (including Section 11.1 thereof) and for purposes of Section 10.3(l) hereof.

2.	PAYMENT AND ADJUSTMENT OF PURCHASE PRICE; ALLOCATION AND REIMBURSEMENTS.

2.1	Purchase Price.

(a)	The aggregate initial purchase price (the “Initial Purchase Price”) to be paid by Purchaser in consideration for the Equity Interests and the Transferred Assets and the assumption of the Assumed Liabilities shall be an amount equal to:

(i)	One Hundred Fifty Five Million Dollars ($155,000,000);

(ii)	plus the amount of the difference between the Estimated Spent Capex and the Target Spent Capex if the Estimated Spent Capex is more than the Target Spent Capex or minus the amount of such difference if the Estimated Spent Capex is less than the Target Spent Capex;

(iii)	minus the amount of Estimated Closing Date Net Debt if the Estimated Closing Date Net Debt is a positive number, or plus the absolute value of the Estimated Closing Date Net Debt if the Estimated Closing Date Net Debt is a negative number; and

(iv)	plus the amount of the difference between the Estimated Closing Date Net Working Capital and the Target Net Working Capital if the Estimated Closing Date Net Working Capital is more than the Target Net Working Capital or minus the amount of such difference if the Estimated Closing Date Net Working Capital is less than the Target Net Working Capital.

The Initial Purchase Price shall be subject to adjustment as hereinafter set forth in Section 2.2.

(b)	No later than ten (10) Business Days prior to the Closing Date, Seller Parent shall prepare and deliver to Purchaser a statement (the “Initial Closing Statement”) setting forth Seller Parent’s good faith calculation of the estimated amounts of Estimated Spent Capex, Estimated Closing Date Net Working Capital, Estimated Closing Date Net Debt and the Initial Purchase Price, together with reasonable supporting detail with respect to the calculations included therein. The Initial Closing Statement shall be prepared in accordance with the Specified Accounting Principles. Purchaser shall have the right to object in good faith to the amounts set forth in the Initial Closing Statement within five (5) Business Days after the delivery of the Initial Closing Statement to Purchaser. Seller Parent shall in good faith consider the objections, if any, of Purchaser to the Initial Closing Statement and, if Seller Parent determines, in its discretion, that changes to the Initial Closing Statement are appropriate, Seller Parent shall re-issue the Initial Closing Statement no later than two (2) Business Days prior to the Closing Date (it being understood, for the avoidance of doubt, that Seller Parent’s decision not to reissue the Initial Closing Statement shall not constitute a breach of this Agreement for purposes of Article 8 hereof).

(c)	At the Closing, Purchaser shall pay the Initial Purchase Price set forth on the Initial Closing Statement to Seller Parent, for itself as a Seller and as agent for the other Sellers, by a wire transfer of immediately available funds in Dollars to a bank account to be designated in writing by Seller Parent not less than two (2) Business Days prior to the Closing Date.

2.2	Post-Closing Adjustment.

(a)	Not later than sixty (60) days after the Closing Date, Purchaser shall prepare and deliver to Seller Parent a statement (the “Proposed Closing Statement”), setting forth the Purchaser’s good faith calculation of the actual amounts of Spent Capex, Closing Date Net Working Capital and Closing Date Net Debt, along with a calculation of the Purchase Price based on such amounts, together with reasonable supporting detail with respect to the calculations included therein. Purchaser agrees to prepare the Proposed Closing Statement strictly in accordance with the Specified Accounting Principles (in respect of the calculation of all items required to be set forth in the Proposed Closing Statement other than Spent Capex) and the definitions in this Agreement relating thereto.

(b)	Following delivery of the Proposed Closing Statement to Seller Parent, Purchaser agrees to provide Seller Parent and its accountants and representatives, at no cost to Sellers, access to the properties, personnel, books and records of the Business to the extent reasonably requested by Seller Parent and will cause appropriate personnel of Purchaser and the Business to provide reasonable assistance to Seller Parent and its representatives, at no cost to Sellers, for the purpose of reviewing the Proposed Closing Statement. Purchaser shall, at no cost to Sellers, permit Seller Parent’s accountants to review and make copies of all work papers used to support account balances in the Proposed Closing Statement.

(c)	Unless Seller Parent notifies Purchaser in writing that Seller Parent disagrees with any aspect of the Proposed Closing Statement (a “Notice of Disagreement”) within thirty (30) days after receipt thereof, the Proposed Closing Statement shall be conclusive and binding on Seller Parent and Purchaser. Any Notice of Disagreement delivered by Seller Parent must provide reasonable detail with respect to the items and amounts with which Seller Parent disagrees in the Proposed Closing Statement. Any items not disputed in the Notice of Disagreement shall be binding upon the parties.

(d)	Any disputed items set forth in the Notice of Disagreement shall be resolved as follows:

(i)	During the thirty (30) day period following delivery of a Notice of Disagreement (the “Resolution Period”), Seller Parent and Purchaser shall first seek in good faith to resolve such disputed items. If all such disputed items are so resolved they shall be deemed binding as so resolved and, at such time, the Proposed Closing Statement as modified to reflect such resolution, shall be deemed the Final Closing Statement.

(ii)	If any disputed items are not resolved during the Resolution Period, either party may at any time until the date that is thirty (30) days after the end of the Resolution Period (the “Final Date”) cause all (but not less than all) such unresolved disputed items to be submitted to the Accounting Firm for final determination, by providing written notice of such election to the other party (a “Submission Notice”); provided, however, that, it is expressly agreed that no objection may be raised and no adjustment may be proposed to any such entry or item in a Submission Notice except on grounds that (A) in respect of any entry or item other than Spent Capex, such item or entry has not been calculated in accordance with Specified Accounting Principles and the definitions in this Agreement relating thereto or (B) in respect of Spent Capex, the calculation of the amount of Spent Capex (and not, for the avoidance of doubt, the quality or nature of any item of Capex) has not been calculated in accordance with the definition thereof. If, by the end of the Final Date, there still exist one or more such unresolved disputed items but neither party shall have delivered a Submission Notice to the other party, the calculation of all such unresolved disputed items and the Purchase Price as reflected on the Notice of Disagreement shall be deemed final and binding on the parties and, at such time, the Proposed Closing Statement as modified to reflect such resolution shall be deemed the Final Closing Statement.

(iii)	The parties shall instruct the Accounting Firm to determine the disputed items set forth in any Submission Notice in accordance with the definitions thereof and, in respect of any item or entry other than Spent Capex, in accordance with the Specified Accounting Principles and, subject to Section 2.2(d)(iv), to make only such revisions or amendments as may be required to the Proposed Closing Statement such that the Final Closing Statement accurately reflects Spent Capex, Closing Date Net Working Capital and Closing Date Net Debt, and the resulting Purchase Price, as prepared in accordance with the Specified Accounting Principles in the case of all of the foregoing other than Spent Capex. Seller Parent and Purchaser shall use their commercially reasonable efforts to cause the Accounting Firm to render a determination as to such disputed items and the resulting Purchase Price, along with a statement of reasons therefor, within 30 days after the engagement of the Accounting Firm (as evidenced by its written acceptance by facsimile or otherwise to the parties) or a reasonable time thereafter, and, absent fraud or manifest error, such determination of the Accounting Firm shall be final and binding upon Seller Parent and Purchaser. Seller Parent and Purchaser shall provide the Accounting Firm, without charge, access to information and representatives as reasonably requested by the Accounting Firm to the extent required for the determination of the Final Closing Statement.

(iv)	The scope of the Accounting Firm’s determination shall be limited to whether the calculations of (i) the amounts of the items required to be set forth in the Proposed Closing Statement were calculated strictly in accordance with the definitions in this Agreement relating thereto and (ii) Closing Date Net Working Capital and Closing Date Net Debt set forth in the Proposed Closing Statement were performed strictly in accordance with the Specified Accounting Principles. The determination of any item in dispute cannot, however, be in excess of, nor less than, the greatest or lowest value, respectively, claimed for that particular item in the Proposed Closing Statement, in the case of Seller Parent, or in the Notice of Disagreement, in the case of Purchaser.

(v)	The fees and expenses of the Accounting Firm shall be shared equally by Seller Parent and Purchaser.

(e)	No later than five (5) Business Days after the Proposed Closing Statement is deemed the Final Closing Statement pursuant to this Section 2.2:

(i)	If the Final Closing Date Net Debt (A) is more than the Estimated Closing Date Net Debt, Seller Parent shall pay to Purchaser the difference or (B) is less than the Estimated Closing Date Net Debt, Purchaser shall pay to Seller Parent, on behalf of itself and the other Sellers, the difference;

(ii)	If the Final Closing Date Net Working Capital (A) is less than the Estimated Closing Date Net Working Capital, Seller Parent shall pay to Purchaser the difference or (B) is more than the Estimated Closing Date Net Working Capital, Purchaser shall pay to Seller Parent, on behalf of itself and the other Sellers, the difference; and

(iii)	If the Final Spent Capex (A) is less than the Estimated Spent Capex, Seller Parent shall pay to Purchaser the difference or (B) is more than the Estimated Spent Capex, Purchaser shall pay to Seller Parent, on behalf of itself and the other Sellers, the difference.

Any amount to be paid pursuant to this Section 2.2(e) shall be (i) increased by interest thereon at the rate of five percent (5%) per annum from (but excluding) the Closing Date through and including the date of payment based on a 365-day year; (ii) made by a wire transfer of immediately available funds in Dollars to a bank account designated in writing by the party entitled to receive payment (such designation to be made at least two (2) Business Days prior to such payment) and (iii) treated as an adjustment to the Initial Purchase Price for Tax reporting purposes. The parties shall net the payments, if any, to be made pursuant to Sections 2.2(e)(i) and 2.2(e)(ii) such that only one party is required to deliver amounts required to be paid under this Section 2.2(e).

2.3	Allocation of Purchase Price. The portion of the Initial Purchase Price allocated to the Equity Interests in each of the Transferred Entities (other than Equity Interests in Transferred Entities owned by other Transferred Entities) and to the other Transferred Assets (and among the Transferred Assets) of each Seller (net of Assumed Liabilities) shall be as set forth on Schedule 2.3B, which Schedule 2.3B shall be agreed between Purchaser and Seller Parent within a reasonable time prior to the Closing, and attached hereto at such time. Schedule 2.3B shall be prepared based upon and using the methodologies contained in Schedule 2.3A attached hereto, with such adjustments thereto as the Purchaser and Seller Parent may agree. A proposed draft of Schedule 2.3B shall be prepared by Seller Parent and delivered to Purchaser at least 30 days prior to the Closing. Purchaser shall notify Seller Parent of any proposed revisions to Schedule 2.3 at least 20 days prior to the Closing. If Seller Parent and Purchaser are unable to agree on a final version of Schedule 2.3B or any revisions thereto at least 15 days prior to the Closing, any dispute shall be resolved pursuant to procedures comparable to the procedures applicable under Section 2.2(d)(ii). Following the Closing and the determination of the Final Closing Statement, the parties shall adjust Schedule 2.3B, using the same methodology as that used in the agreed Schedule 2.3B to reflect the allocation of the Purchase Price (as adjusted under Section 2.2) and the Assumed Liabilities (to the extent treated as liabilities for United States federal income tax purposes) among the Equity Interests in each of the Transferred Entities (other than Equity Interests in Transferred Entities owned by other Transferred Entities) and the other Transferred Assets (and among the Transferred Assets) of each Seller (“Revised Schedule 2.3B”). Revised Schedule 2.3B as finally agreed upon shall be binding on the parties for federal, state, local, foreign and other Tax reporting purposes, including filings on Internal Revenue Service Form 8594, and no party will assert or maintain a position inconsistent with this allocation.

2.4	Romanian Investment Reimbursements.

(a)	From and after the Closing, promptly (and in any event within ten (10) Business Days) after receipt of any Romanian Investment Reimbursement by Purchaser or any of its Affiliates (including Honeywell Romania), Purchaser shall forward, or cause Honeywell Romania or the relevant Affiliate to forward, to Seller Parent (or an Affiliate thereof as instructed by Seller Parent) by a wire transfer of immediately available funds to a bank account designated by Seller Parent, an amount in cash equal to such Romanian Investment Reimbursement.

(b)

Following Closing until such time as all Romanian Investment Reimbursements have been fully paid by the applicable Governmental Authorities, Purchaser shall, and shall cause its Affiliates (including Honeywell Romania) to, (i) comply with their respective obligations under the Romanian Investment Scheme (including any applications and investment plans submitted thereunder); (ii) use their commercially reasonable efforts to seek payment from the applicable Governmental Authorities of the Romanian Investment Reimbursements and keep Seller Parent reasonably informed as to developments relating thereto and (iii) promptly notify Seller Parent in writing of any Romanian Investment

Reimbursement received by Purchaser or any of its Affiliates (including Honeywell Romania). Sellers shall be entitled (at their own expense) from time to time on reasonable notice to Purchaser, to examine, and have their representatives (including their accountants) examine, during normal business hours, the books and records of the Business and Honeywell Romania to the extent reasonably requested to verify Purchaser’s compliance with this Section 2.4.

(c)	In the event that Purchaser or one of its Affiliates is required to make any payments to any Governmental Authority in respect of or as reimbursement of any Romanian Investment Reimbursements paid to Honeywell Romania or its Affiliates, Purchaser shall notify Seller Parent in writing within ten (10) Business Days of the receipt by Purchaser of the repayment request, and if such requirement has not resulted from a breach or failure to perform by Purchaser of its obligations under Section 2.4(b) or by Purchaser or its Affiliates (including Honeywell Romania following Closing) of any obligations under the Romanian Investment Scheme or Romanian Investment Aid Documentation, Seller Parent shall pay by wire transfer of immediately available funds to a bank account designated by Purchaser an amount in cash equal to the amount of such required payments not later than ten (10) Business Days following receipt of such notice, and Purchaser shall promptly remit, or cause its Affiliate to remit, such amount to the applicable Governmental Authority.

(d)	Notwithstanding anything to the contrary in this Agreement, with respect to the reimbursement requests not yet filed as of the Closing by Honeywell Romania with the applicable Governmental Authorities for any eligible expenses incurred by Honeywell Romania prior to Closing, Seller Parent and Purchaser shall, subject to applicable Law, provide Purchaser with meaningful input into the preparation of reimbursement requests, and Honeywell Romania will file them with the applicable Governmental Authorities. Purchaser and Honeywell Romania assume no liability or obligation under this Agreement with respect to the acceptance by the applicable Governmental Authorities of such reimbursement requests, other than providing the information reasonably requested by the applicable Governmental Authorities. Any amounts paid to Honeywell Romania by the applicable Governmental Authorities under these reimbursement requests to the extent the same constitute Romanian Investment Reimbursements shall be paid to Seller Parent in accordance with Section 2.4(e). For the avoidance of doubt, Purchaser shall not be required to remit to Seller Parent any amount received pursuant to the Romanian Investment Scheme that does not constitute a Romanian Investment Reimbursement.

(e)	Any payments under this Section 2.4 shall be made in Dollars, and any amount comprising any Romanian Investment Reimbursement that is valued in a currency other than Dollars shall be converted into Dollars on the basis of the currency to Dollar relevant exchange rate published by the National Bank of Romania on the date that is ten (10) Business Days before the actual date of payment hereunder. The parties agree that any payment pursuant to this Section 2.4 shall be treated by the parties as an adjustment to the Purchase Price.

2.5	Earn-Out.

(a)	As additional consideration (the “Earn-Out Consideration”) for the Equity Interests and Transferred Assets, Purchaser shall pay to Seller Parent (on behalf of Sellers) an amount, if any, equal to: (i) Three Million Dollars ($3,000,000.00) if the Combined Adjusted EBITDA Margin exceeds five percent (5%); and (ii) an additional Two Million Dollars ($2,000,000.00) if the Combined Adjusted EBITDA Margin exceeds seven percent (7%) (it being understood that the amounts set forth in the foregoing clauses (i) and (ii) are cumulative and not alternative), in each case in accordance with this Section 2.5. For the avoidance of doubt, in no event shall the Earn-Out Consideration payable to Sellers pursuant to this Section 2.5 exceed Five Million Dollars ($5,000,000.00) in the aggregate (the “Maximum Earn-Out Consideration Amount”).

(b)	Following the Closing, Purchaser shall, and shall cause its Affiliates (including the Transferred Entities) to, (i) maintain adequate financial records for, and allocate costs to, the Combined Business in accordance with Purchaser’s internal reporting policies and requirements and US GAAP; and (ii) not take or omit to take any actions with a purpose or intention to avoid, reduce, or otherwise frustrate the payment of the Earn-Out Consideration.

(c)	With respect to each of Fiscal Year 2016 and Fiscal Year 2017, no later than 10 days after the filing of Purchaser’s annual report on Form 10-K with the SEC for such fiscal year or, if Purchaser is no longer required to file such report or if such report is not timely filed by Purchaser, no later than 75 days after the end of such fiscal year, Purchaser shall prepare (or cause to be prepared) and deliver to Seller Parent financial statements (the “Earn-Out Financial Statements”) prepared in accordance with US GAAP consistently applied and consisting of a balance sheet and statements of income, changes in stockholders equity and cash flows of the Combined Business as of the end of, and for, such fiscal year, together with calculations of (i) in respect of the Earn-Out Financial Statements delivered for Fiscal Year 2016, the Combined Adjusted EBITDA and Combined Revenue for Fiscal Year 2016 and (ii) in respect of the Earn-Out Financial Statements delivered for Fiscal Year 2017, the Combined Adjusted EBITDA and Combined Revenue for Fiscal Year 2017 and the resulting calculation of the Combined Adjusted EBITDA Margin. Following delivery of any Earn-Out Financial Statements to Seller Parent, Purchaser agrees to provide Seller Parent and its accountants and representatives access to the books and records of the Combined Business to the extent reasonably requested by Seller Parent in connection with its review of the Earn-Out Financial Statements and will cause appropriate personnel of Purchaser and the Combined Business to provide reasonable assistance to Seller Parent and its representatives for the purpose of reviewing the Earn-Out Financial Statements. Purchaser shall, at no cost to Purchaser, permit Seller Parent’s accountants to review and make copies of all work papers used to support account balances in the Earn-Out Financial Statements.

(d)	In the event that Seller Parent disputes any of the Earn-Out Financial Statements delivered pursuant to Section 2.5(c), Seller Parent shall deliver a notice (an “Earn-Out Dispute Notice”) to such effect no later than forty-five (45) Business Days after delivery of the Earn-Out Financial Statements for Fiscal Year 2017 (it being understood that Seller Parent shall be entitled to object to the Earn-Out Financial Statements for Fiscal Year 2016 and discuss the same with Purchaser prior to such date without prejudice to its rights hereunder), and any such dispute shall be resolved under the procedures set forth in clauses (i), (ii), (iii) and (v) of Section 2.2(d) of this Agreement (with the provisions of such Section relating to disputed items set forth in a Notice of Disagreement applying mutatis mutandis to disputed items set forth in an Earn-Out Dispute Notice, except that references to Specified Accounting Principles shall be deemed to refer to US GAAP consistently applied).

(e)	If Seller Parent is entitled to payment of any Earn-Out Consideration pursuant to this Section 2.5, Purchaser shall pay to Seller Parent (on behalf of all Sellers) an amount in cash equal to the applicable Earn-Out Consideration (i) within five (5) Business Days after expiration of the forty-five (45) Business Day period after delivery of the Earn-Out Financial Statements for Fiscal Year 2017 if Seller Parent does not deliver an Earn-Out Dispute Notice within such forty-five (45) Business Day period or (ii) within five (5) Business Days of the final resolution of all disputed items set forth in an Earn-Out Dispute Notice delivered pursuant to Section 2.5(d), in each case by wire transfer of immediately available funds to an account or accounts designated in writing by Seller Parent.

(f)	If an Earn-Out Acceleration Event occurs following the Closing Date, Purchaser shall pay, or cause to be paid, to Seller Parent (on behalf of all Sellers) by wire transfer of immediately available funds to an account or accounts designated in writing by Seller Parent, an amount in cash equal to the Maximum Earn-Out Consideration Amount no later than five (5) Business Days following the occurrence of the applicable Earn-Out Acceleration Event. Purchaser shall, and shall cause its Affiliates to, promptly notify Seller Parent in writing promptly following the entry into an agreement or other understanding in respect of an Earn-Out Acceleration Event.

3.	REPRESENTATIONS AND WARRANTIES OF SELLER PARENT.

Seller Parent hereby represents and warrants to Purchaser, except as set forth on (but subject to Section 12.8) the Disclosure Schedule, as follows:

3.1	Due Organization.

Each of the Sellers and the Transferred Entities is a legal entity of the type described in Schedule 3.1, duly organized, validly existing and, with respect to entities organized within the US and any other jurisdiction outside the US in which the concept of good standing or its functional equivalent is applicable, in good standing or its functional equivalent under the Laws of the jurisdiction indicated in Schedule 3.1. Each of the Sellers and the Transferred Entities is duly qualified to transact business in any jurisdiction where the ownership or leasing of the Transferred Assets and the conduct of the Business require it to be so qualified except where the failure to be so qualified would not, individually or in the aggregate with other such failures, reasonably be expected to have a Material Adverse Effect. Sellers and the Transferred Entities have all requisite corporate power and authority to conduct the Business as it is now being conducted by them and to enter into and perform their respective obligations under this Agreement and the Ancillary Agreements to which they are contemplated to be parties.

3.2	Authority.

The execution, delivery and performance of this Agreement and each of the Ancillary Agreements contemplated to be executed and delivered at the Closing by Seller Parent, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Seller Parent. The execution, delivery and performance of each of the Ancillary Agreements contemplated to be executed and delivered at the Closing will, as of the execution thereof by each of the Sellers (other than Seller Parent), and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of such Seller. Upon execution by each relevant Seller, this Agreement and each Ancillary Agreement to which Sellers are a party shall have been duly executed and delivered by such Seller and shall be enforceable against such Seller in accordance with its terms except to the extent that (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (ii) specific performance may not be available in certain jurisdictions outside the US (the foregoing clauses (i) and (ii), collectively, the “Enforceability Exceptions”).

3.3	Transferred Entities; Title to Equity Interests.

The copies of the organizational documents of the Transferred Entities, which have been made available to Purchaser, are true, accurate and complete in all material respects. For each Transferred Entity, Schedule 3.3 sets forth (a) the nature of the equity interest held by Sellers or, as applicable, a Transferred Entity, (b) the number of such equity interests that are outstanding, and (c) the number and percentage of the outstanding equity interests held by Sellers (each such equity interest, an “Equity Interest”). Except as set forth in Schedule 3.3, the Equity Interests constitute, and on the Closing Date will constitute, all of the issued and outstanding equity of each Transferred Entity. Upon delivery by Sellers of the Equity Interests at the Closing, good and valid title to all of the Equity Interests will pass to Purchaser (or, in the case of the Equity Interests owned by Transferred Entities, will be held by such Transferred Entities), free and clear of all

Encumbrances, other than transfer restrictions imposed by national, federal or state securities laws, Encumbrances created by Purchaser or its Affiliates (or its or their respective officers, directors, employees or agents), or Encumbrances otherwise arising as a result of any facts or circumstances relating solely to Purchaser or any of its Affiliates (or its respective officers, directors, employees or agents). Except as set forth on Schedule 3.3, all Equity Interests have been duly issued in compliance with applicable Law, and are fully paid and nonassessable. All contributions have been made in compliance with applicable Law. There are no securities of the Transferred Entities convertible into or exchangeable for shares. There are no outstanding obligations of the Sellers or of the Transferred Entities to repurchase or otherwise acquire Equity Interests. Except as set forth in Schedule 3.3, no third party has with respect to the Equity Interests any right of first refusal, option right or other right to acquire or demand a transfer of the Equity Interests. The Equity Interests are not subject to any silent partnership or sub-participation. Except as set forth in Schedule 3.3, the Transferred Entities are not, and prior to the Closing Date will not become, a party to or subject to any contract or obligation wherein any person has a right or option to purchase or acquire any rights in any capital stock or other equity securities of the Transferred Entities. None of the Transferred Entities have or are obligated to acquire subsidiaries, participations, sub-participations or investments in the equity capital of any Person other than as set forth in Schedule 3.3.

3.4	No Conflict.

Except as set forth in Schedule 3.4, the execution and delivery of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, will not result in (a) the breach of any term or provision of the charter, articles or certificate of incorporation or any other organizational document or bylaws of any Seller or Transferred Entity, or (b) assuming satisfaction of all Consent requirements referred to in Section 3.5, the violation by any Seller or Transferred Entity of any Law or any injunction, order, judgment, decree or other restriction of any Governmental Authority applicable to such Seller or Transferred Entity, except in the case of clause (b) above, for such breaches or violations, if any, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.5	Governmental Consents.

Except as set forth in Schedule 3.5, no Consent of any Governmental Authority is required to be obtained or made by any of the Sellers in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, other than: (a) as contemplated by Section 6.4(a), (b) Consents which, if not so made or obtained by Sellers would not, individually or in the aggregate, reasonably be expected to be material to the Business if not received; and (c) as may be necessary as a result of any facts or circumstances relating to solely Purchaser or any of their Affiliates (or its or their respective officers, directors, employees or agents).

3.6	Financial Statements.

Sellers have made available to Purchaser (i) the unaudited consolidated balance sheets of the Business as at December 31, 2011 and December 31, 2012 (the “Year-End Balance Sheets”) and the related unaudited consolidated statements of income of the Business for the fiscal years then ended (the “Year-End Income Statements” and, together with the Year-End Balance Sheets, the “Year-End Financial Statements”) and (ii) the unaudited interim consolidated balance sheet of the Business as at September 30, 2013 (the “Interim Balance Sheet”) and the related unaudited interim consolidated statements of income of the Business for the three months then ended (the “Interim Income Statements” and, together with the Interim Balance Sheet and the Year-End Financial Statements, the “Financial Statements”). The Financial Statements present fairly in all material respects the financial position and operating results of the Business as of the dates thereof and for the periods covered thereby, in accordance with US GAAP, consistently applied, subject to ordinary year-end audit adjustments and the absence of footnote discussions.

3.7	Absence of Certain Changes.

Except as set forth on Schedule 3.7, since the Reference Date to the date of this Agreement, (i) the Business has been conducted in all material respects in the ordinary course, (ii) no Insolvency Proceedings have been, or have been threatened in writing to be, opened over Seller Parent or the Transferred Entities, (iii) there has been no change in the financial position or results of operations of the Business that has had a Material Adverse Effect and (iv) Sellers, with respect to the Business, and the Transferred Entities have not:

(a)	suffered any physical damage, destruction or casualty loss in an amount exceeding $500,000 in the aggregate affecting the Transferred Assets or any material asset of any Transferred Entity which is not covered by insurance;

(b)	made or granted any general wage or salary increase with respect to employees of the Transferred Entities or employees of Sellers employed in the Business or made or granted any material increase in the payments of benefits with respect to such employees under any bonus, insurance, pension or other employee benefit plan or program, in each case other than in the ordinary course of business or pursuant to existing agreements or commitments or benefit plans or as required by Law;

(c)	waived in writing any rights under any Material Contract other than in the ordinary course operation of the Business;

(d)	subjected any material Transferred Assets or any material asset of a Transferred Entity to any Encumbrance other than Permitted Encumbrances;

(e)	sold, transferred, or otherwise disposed of any material assets, properties or rights of the Business, except in the ordinary course of business or pursuant to the capital expenditure budget of the Business made available to Purchaser;

(f)	made any material change in the accounting methods, procedures or practices of Sellers relating to the Business or of the Transferred Entities, except in each case as required by US GAAP;

(g)	changed the organizational documents of the Transferred Entities or changed the authorized or issued capital stock of the Transferred Entities;

(h)	made any loans or advances to, or guarantees for the benefit of, any Person (for the avoidance of doubt, such matters shall not include Business Accounts Receivable or accounts receivable of the Transferred Entities, in each case outstanding in the ordinary course of business);

(i)	except in the ordinary course of business and for amounts which are not material, undertaken any revaluation (including establishment of any reserve) or write-off of any of its assets; or

(j)	entered into any Contract to do any of the foregoing.

3.8	Business Personal Property.

(a)	Except as set forth in Schedule 3.8, the Business Personal Property of Sellers and the Transferred Entities has been maintained in all material respects in accordance with normal industry practice and is in good operating condition and repair in all material respects, normal wear and tear excepted.

(b)	At the Closing, in respect of Business Personal Property, subject to Section 1.5, Sellers shall convey to Purchaser good and marketable title or its equivalent to, or a valid leasehold interest in or right to use, the Business Personal Property free and clear of all Encumbrances (other than Permitted Encumbrances).

3.9	Real Property.

(a)

Schedule 3.9(a) lists all real property owned by the Transferred Entities (the real property so listed, together with the Transferred Owned Real Property, the “Owned Real Property”). Except as set forth in Schedule 3.9(a), as of the date of this Agreement, with respect to each Owned Real Property: (i) a Seller or Transferred Entity, as applicable, holds fee simple title or its equivalent to such Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances, (ii) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, (iii) neither Sellers nor the Transferred Entities are a party to any agreement or option to purchase any real property or interest therein, (iv) to the Knowledge of Sellers, there is no material violation of any Law (including, without limitation, any building, planning or zoning law) relating to the applicable Owned Real Property or the use, operation or maintenance of the applicable Owned Real Property for the purpose of carrying on the Business presently conducted and none of the Owned Real Property, nor the use, operation or maintenance for the purpose of carrying on the Business as presently conducted encroaches on any property owned by any other Persons, (v) there are no condemnation proceedings, expropriation proceedings or eminent domain proceedings of any kind pending or, to the Knowledge of Sellers, threatened in writing against the Owned Real Property, (vi) no improvements on the Owned Real Property and none of the current uses and conditions thereof violate in any material respect any deed restrictions or other covenants, restrictions, agreements, existing site plan approvals, zoning or subdivision regulations or urban redevelopment plans as modified by any duly issued variances and (vii) there are no written or, to the Knowledge of Sellers, oral agreements, contracts, leases, warranties or other documents affecting the Owned Real Property that will, from and after the Closing, in any way be binding upon the Purchaser, the Transferred Entities or the Owned Real Property and create any material monetary or other material obligations to be borne by the Sellers or the Purchaser which will result in any material Encumbrance or claim against the Sellers or the Purchaser or the Owned Real Property other than those entered into in the ordinary course of business for the operation and maintenance of the Owned Real Property. Except as set forth in Schedule 3.9(a), there is no real property owned by the Sellers and primarily used or held for use in the Business that is not Owned Real Property.

(b)	Schedule 3.9(b) lists all leases, subleases, licenses and other occupancy agreements of real property to the Transferred Entities (the agreements so listed, the “Real Property Leases”), and Sellers have delivered or made available to Purchaser a true and complete copy of each Real Property Lease. Except as otherwise indicated in Schedule 3.9(b), as of the date of this Agreement: (i) each such Real Property Lease is in full force and effect, and, neither Sellers nor any Transferred Entity nor, to the Knowledge of Sellers, any other party to any Real Property Lease is in material breach of or default thereunder, or has since January 1, 2011 given written notice of material breach, default or termination to any other party thereunder; (ii) to the Knowledge of Sellers, no condition exists which with notice or lapse of time or both would constitute a material breach by any Seller or Transferred Entity of or default by any Seller or Transferred Entity under any Real Property Lease; (iii) no Consent is required under any Real Property Lease in order to consummate the transactions contemplated hereby; (iv) there are no Encumbrances on the estate or interest created by any such Real Property Leases; (v) no Real Property Lease has been assigned or subleased; and (vi) no Affiliate of the Sellers is the owner or lessor of any property leased, subleased or licensed pursuant to the Real Property Leases.

3.10	Contracts.

(a)	Schedule 3.10 lists each Transferred Contract to which any Seller is a party or is otherwise bound and each written Contract (and all material amendments, modifications or supplements thereof) to which a Transferred Entity is a party or is otherwise bound, which, in each case, meets any of the following criteria (together with material Intellectual Property Licenses and Real Property Leases, each, a “Material Contract”):

(i)	is a Significant Customer Contract or a Significant Supplier Contract and is not terminable by Sellers or any Transferred Entity without material penalty on less than one hundred and twenty (120) days notice;

(ii)	contains commitments of suretyship, guaranty or indemnification in excess of $500,000 annually by the Business following the Closing (except for guarantees, warranties and indemnities in connection with the sale of goods and/or services in the ordinary course of business);

(iii)	contains a financing commitment for the lending of funds from the Business to any Person (other than credit terms offered to customers in connection with the sale of goods and/or services of the Business in the ordinary course of business) in excess of $500,000 annually following the Closing;

(iv)	contains a partnership agreement or joint venture agreement with a third party;

(v)	is a Significant Customer Contract or a Significant Supplier Contract and contains “most-favored-nations” pricing or similar provisions or non-competition restrictions binding on the Business or on a Transferred Entity;

(vi)	if terminated prior to the expiration of its term could reasonably be expected to have a Material Adverse Effect;

(vii)	is not a Significant Customer Contract or a Significant Supplier Contract, involves the payment or receipt by the Business of more than $500,000.00 annually and was not entered into in the ordinary course of business;

(viii)	provides for the purchase or lease of machinery, equipment or other personal property of any amount or value reasonably expected to exceed $500,000;

(ix)	provides for the settlement of any claim, action, lawsuit or proceeding outside of the ordinary course of business which involves a claim for damages in excess of $500,000;

(x)	any Tax allocation or sharing contract where the obligations of such agreement would survive the Closing;

(xi)	pursuant to which the applicable Seller or Transferred Entity is obligated during any one (1) year period to purchase a minimum amount of products or services in an amount equal to or greater than $500,000 from any Person;

(xii)	with third parties for capital expenditures during any one (1) year period in excess of $500,000, excluding capital expenditures made pursuant to the Capex Plan;

(xiii)	which provides for any material payment or increased benefit (including accelerated vesting) to any employee that would be triggered, in full or in part, by reason of the consummation of the transactions contemplated hereby;

(xiv)	with sales representatives or distributors (A) constituting approximately seventy percent (70%) of revenue attributable to sales representatives or distributors of the Business or (B) which will continue to be in effect following the Closing for three (3) years or more and is not terminable without material penalty on less than one hundred and twenty (120) days’ notice; or

(xv)	all mortgages, indentures, notes, bonds or other agreements relating to Indebtedness,

provided, however, that notwithstanding the foregoing, Contracts entered into pursuant to the baseline management approach as described in Schedule 3.10 for which no written agreements duly executed by relevant parties exist shall not be Material Contracts hereunder.

(b)	Sellers have delivered or made available to Purchaser or its counsel a true and complete copy (or form of) of each Material Contract, other than Contracts (“Protected Contracts”) the disclosure of which would breach or conflict with any agreement containing confidentiality provisions between any Seller or Affiliate thereof, on the one hand, and any third party, on the other hand, or any applicable Law. Except as otherwise indicated in Schedule 3.10 as of the date of this Agreement:

(i)	each such Material Contract is in full force and effect, and neither Sellers nor any Transferred Entity, nor, to the Knowledge of Sellers, any other party to any of the Material Contracts, (A) is in material breach of or material default thereunder which default would be reasonably likely to result in a claim for damages in excess of $500,000 or early termination or revocation of such Contract, or (B) has since January 1, 2012 given written notice of material breach or material default to any other party thereunder or received any written notice as of the date of this Agreement of any material breach or material default thereunder;

(ii)	to the Knowledge of Sellers, no condition exists which with notice or lapse of time or both would constitute a material breach of or default by any Seller or Transferred Entity under any Material Contract; and

(iii)	no Consent is required under any Material Contract in order to consummate the transactions contemplated hereby, except where the failure to obtain such Consent would not reasonably be expected to be material.

(c)	Schedule 3.10(c) identifies all Sellers’ Guarantees.

(d)	Schedule 3.10(d) identifies all Sellers’ Letters of Credit.

(e)	Except as set forth on Schedule 3.10(e), no Material Contract entered into with a customer of the Business contains any material increases in rebates or pricing discounts, and all such increases will not exceed five percent (5%) in the aggregate, in each case (i) as compared to fiscal year 2013 and (ii) that, on the face of such documents, will apply in fiscal year 2014 or fiscal year 2015.

(f)	Except as set forth on Schedule 3.10(f), no Material Contract entered into with a supplier of the Business contains any material pricing increases, and all such increases will not exceed five percent (5%) in the aggregate, in each case (i) as compared to fiscal year 2013 and (ii) that, on the face of such documents, will apply in fiscal year 2014 or fiscal year 2015.

3.11	Intellectual Property.

(a)	Schedule 3.11 lists as of the date of this Agreement a complete and correct list of: (i) Registered Intellectual Property within the Business Intellectual Property; and (ii) material Intellectual Property Licenses (true and complete copies of which have been delivered or made available to Purchaser).

(b)	Except as disclosed in Schedule 3.11 (and, in the case of clause 3.11(b)(ii) below, Schedule 3.12):

(i)	Sellers and the Transferred Entities are the sole and exclusive owners in and to, or have a valid right to use, the Business Intellectual Property and their rights therein are free and clear of all liens, security interests and similar encumbrances (other than Permitted Encumbrances).

(ii)	As of the date of this Agreement, Sellers and the Transferred Entities are conducting the Business (other than with respect to the Excluded Intellectual Property and Sellers’ Marks) in a manner which does not violate any Intellectual Property right of another Person in any material respect.

(iii)(x)	Since January 1, 2009, there has been no Intellectual Property Claim received by Sellers or the Transferred Entities, which Intellectual Property Claim, individually or in the aggregate with other such claims, would reasonably be expected to be material to the operation of the Business or the use of any such Business Intellectual Property, and (y) as of the date of this Agreement, except as set forth in Schedule 3.11 and other than legal actions in the ordinary course of the Business in respect of enforcement against third-party counterfeiting activities, there are no legal actions pending or threatened in writing by Sellers or the Transferred Entities that any activity of another Person infringes, violates or misappropriates any of the Business Intellectual Property in any material respect and none of the Business Intellectual Property are subject to any outstanding Governmental Order.

(iv)	Except as set forth in Schedule 3.11, to the Knowledge of Sellers, as of the date of this Agreement no Person is infringing in any material respect any of the Business Intellectual Property (other than such Persons engaged in counterfeiting activities encountered by Sellers and/or the Transferred Entities in the ordinary course of the Business).

(v)	The Business Intellectual Property (together with the rights and obligations under this Agreement and the Ancillary Agreements) shall, at the Closing, include such Intellectual Property rights as are required to operate the Business as conducted at the Closing in all material respects.

(vi)	As of the date of this Agreement, (x) each material Intellectual Property License listed on Schedule 3.11 is valid, binding and enforceable, and neither Sellers nor any Transferred Entity, nor, to the Knowledge of Sellers, any other party to any such Intellectual Property License has breached or is in default thereunder, where such breach or default, individually or in the aggregate with other such breaches or defaults, could reasonably be expected to be material to the operation of the Business or the use of any such Business Intellectual Property, or has since January 1, 2009 given written notice of material breach or material default to any other party thereunder; (y) to the Knowledge of Sellers, no condition exists which with notice or lapse of time or both would constitute a default by any Seller or Transferred Entity under any such material Intellectual Property License, except where such default, individually or in the aggregate with other such defaults, would not reasonably be expected to be material to the operation of the Business or the use of any such Business Intellectual Property.

(c)	Notwithstanding any other representations and warranties in this Agreement, Purchaser acknowledges and agrees that the only representations and warranties given in relation to matters relating to Intellectual Property rights, including the infringement or sufficiency thereof, are those set out in this Section 3.11 and no other representation or warranty is given in relation to such matters.

3.12	Litigation, Claims and Proceedings.

Except as listed in Schedule 3.12, as of the date of this Agreement, there is no legal judgment, injunction, order, decree, suit, action, arbitration, administrative or other proceeding, or governmental investigation issued, pending or threatened in writing by or against any Seller or Transferred Entity which (a) involves a claim for damages in excess of $500,000.00, (b) involves a claim for unspecified damages where such damages would reasonably be expected to exceed $500,000.00 or (c) involves material injunctive or equitable relief.

3.13	Environmental Conditions.

Except as set forth in Schedule 3.13:

(a)	To the Knowledge of Sellers, Sellers, with regard to the Transferred Assets and the Business, and the Transferred Entities have not received written notice from any Governmental Authority or any other Person during the thirty-six (36) months preceding the date of this Agreement that they are in material default under or in material violation of Environmental Laws applicable to any of the Transferred Assets or to the operation of the Business, except for any such default or violation which has been cured or corrected.

(b)	To the Knowledge of Sellers, (i) Sellers and the Transferred Entities have all material Environmental Permits which are required to own and operate the Transferred Assets and Transferred Entities and to conduct the Business as it is being conducted as of the date of this Agreement; (ii) each such Environmental Permit is in full force and effect; (iii) Sellers and the Transferred Entities are in compliance in all material respects with all of their obligations with respect thereto; and (v) no event has occurred which permits, or upon the giving of notice or lapse of time or otherwise would permit, revocation or early termination of any such Environmental Permit.

(c)	As of the Closing Date, Sellers and the Transferred Entities shall have all Environmental Permits which are required to own and operate the Transferred Assets and Transferred Entities in China and to conduct the Business as it is being conducted as of the Closing Date in China.

(d)	Sellers have delivered to Purchaser all final reports of soil and groundwater investigations which have been commissioned by the Sellers within the period of five (5) years prior to the date of this Agreement in respect of facilities currently owned, leased or operated by (i) any Transferred Entity or (ii) the Business and that are Transferred Assets.

(e)	The Sellers, with respect to the Business, and the Transferred Entities have not received any written notice of potential liability for any off-site location where Hazardous Materials from the Business or the Transferred Entities have come to be located, or received any CERCLA Section 104(e) requests for information or requests under analogous state statutes in relation to the Business.

Notwithstanding any other representations and warranties in this Agreement, Purchaser acknowledges and agrees that the only representations and warranties given in relation to matters relating to Environmental Laws, including in respect of any Environmental Claims, are those set out in this Section 3.13 and no other representation or warranty is given in relation to such matters.

3.14	Non-Environmental Permits.

(a)	As of the Closing Date, Sellers and the Transferred Entities shall have all non-Environmental Permits which are required to own and operate the Transferred Assets and Transferred Entities in China and to conduct the Business as it is being conducted as of the Closing Date in China.

(b)	Except as set forth in Schedule 3.14, Sellers and the Transferred Entities have all material non-Environmental Permits which are necessary to own and operate the Transferred Assets and Transferred Entities and to conduct the Business as it is being conducted as of the date of this Agreement. Except as set forth in Schedule 3.14, each such Permit is in full force and effect with such exceptions as would not, individually or in the aggregate, reasonably be expected to be material, and Sellers and the Transferred Entities are in compliance in all material respects with their obligations with respect thereto, and, to the Knowledge of Sellers, no event has occurred which permits, or upon the giving of notice or lapse of time or otherwise would permit or would result in, revocation, cancellation or early termination of any such Non-Environmental Permit.

3.15	Compliance with Law.

Except as set forth in Schedule 3.15, Sellers, with regard to the Transferred Assets and the Business and the Transferred Entities (a) have not received written notice from any Governmental Authority during the twelve (12) months preceding the date of this Agreement that they are in default under or in violation of applicable Laws and (b) are, and since January 1, 2011 have been, in compliance in all material respects with all applicable Laws.

3.16	Labor and Employee Benefits.

(a)	Schedule 3.16(a) lists the following as of the date of this Agreement with respect to the Employees:

(i)	All Employees with written arrangements that compel the employment of any such Employee at a base salary in excess of $100,000 per annum and are not terminable on less than ninety (90) days’ notice and any written agreements that provide for retention payments payable after the Closing or for the payment of bonus or incentive compensation with respect to services provided in the year in which the Closing occurs;

(ii)	All material written agreements and letters of understanding currently in effect with works councils, labor unions or associations representing any Employees other than mandatory collective bargaining agreements whether national or industry wide; and

(iii)	Strikes related to the Business in which any Employees are participating or have participated since January 1, 2010.

(b)	Schedule 3.16(b) lists, as of the date of this Agreement, all material employee benefit plans including disability benefits, leaving service and severance benefits, retirement benefits, life, health, retirement indemnities, accident benefits as well as any bonus plans, profit-sharing plans, seniority awards, stock option plans, stock purchase plans, restricted stock, stock appreciation rights or other forms of incentive compensation, deferred compensation or post-retirement insurance, compensation or benefits, which are maintained, contributed to or sponsored by Sellers or the Transferred Entities with respect to any Employees or Former Employees other than any plan, program or arrangement required by national law or sector collective bargaining agreement (the “Benefit Plans”). Sellers have made available to Purchaser a complete and accurate copy or summary of each Assumed Benefit Plan (including all amendments thereto), any summary distributed to employees relating to each Assumed Benefit Plan and, with respect to each Benefit Plan under which Purchaser is to assume any liability under Article 7, each trust or other funding arrangement related to such Assumed Benefit Plan.

(c)	Except as otherwise stated in Schedule 3.16(b):

(i)	the Assumed Benefit Plans comply, in all material respects, with all applicable laws and have been operated and administered, in all material respects, in accordance with their terms and all applicable laws;

(ii)	no suit, action, litigation, claim, complaint, charge, grievance, demand for arbitration, proceeding, hearing, investigation or demand (excluding claims for benefits incurred in the ordinary course of plan activities) involving Employees or Former Employees or which could result in a material Assumed Liability has been or, to the Knowledge of Sellers, is reasonably expected to be brought against or with respect to any of the Assumed Benefit Plans; and

(iii)	with respect to each Assumed Benefit Plan, all required contributions, payments, premiums, reimbursements or accruals for all periods ending prior to or as of the Closing Date, shall have been made or accrued as of the Closing Date.

(d)	Except as set forth in Schedule 3.16(d), no Employee is or will be entitled to receive any (i) incentive compensation earned but unpaid as of the Closing Date or (ii) payment as a result of the consummation of the transactions contemplated by this Agreement.

(e)	Schedule 3.16(e) sets forth a complete and correct list of Employees by job title and country of employment, in each case as of the date of this Agreement.

(f)	Schedule 3.16(b) contains a complete and correct list of all Benefit Plans applicable to the German Transferred Entities (the “German Retirement Plans”).

(g)	To the Knowledge of Sellers, all legally required increase adjustments to the payments under the German Retirement Plans under section 16 of the German Company Pension Act (Betriebsrentengesetz—BetrAVG) have been performed properly.

(h)	Seller Parent and each of the Sellers and the Transferred Entities, as applicable, have complied with all of their legal obligations as employers of the Transferred Employees prior to the Closing in all material respects.

3.17	Insurance.

Each of the Transferred Entities has insurance coverage customary for its business (e.g. all risk property and business interruption insurance, general and product liability, aircraft products liability, automobile liability, crime, marine transit and workers compensation and/or employees liability where applicable). Schedule 3.17 lists all material liability and casualty insurance policies in force as of the date of this Agreement for the benefit of (i) Sellers with respect to the Business or the Transferred Assets or (ii) the Transferred Entities. During the past two (2) years, there has been no lapse in coverage of such insurance.

3.18	Intercompany Services.

Schedule 3.18 sets forth a true and correct list of all Contracts among any of Sellers and any Affiliate thereof, on the one hand, and the Business or the Transferred Entities, on the other hand, specifically identifying any such agreement which cannot be terminated as of the Closing Date without penalty, including, without limitation, any inter-company licenses of Intellectual Property between Sellers and any Affiliate thereof, on the one hand, and Sellers on behalf of the Business or the Transferred Entities, on the other hand.

3.19	Taxes.

(a)	Sellers and the Transferred Entities have duly and timely filed (or have had filed on their behalf) all Tax Returns relating to the Business or the Transferred Assets required to be filed by or with respect to them (taking into account all validly obtained extensions) with the appropriate Taxing Authority. All such Tax Returns are complete, true and correct in all material respects and all Taxes shown as due on such Tax Returns or with respect to any final and unappealable Tax assessment issued by a Taxing Authority to any Seller specifically relating to the Business or to any Transferred Entity or otherwise due have been paid. Sellers and the Transferred Entities have paid or caused to be paid to the applicable Taxing Authority on a timely basis, or have accrued in accordance with Specified Accounting Principles, all Taxes relating to the Business or the Transferred Assets. For the avoidance of doubt, Sellers make no representation hereunder or under any provision of this Agreement that any Transferred Entity will have any net operating losses, capital losses or Tax credits from any taxable period (or portion thereof) ending before the Closing Date that will be available to be carried forward to a taxable period (or portion thereof) beginning on or after the Closing Date.

(b)	There are no Encumbrances for Taxes upon any of the Transferred Assets or any of the assets of the Transferred Entities, except for any Encumbrances for Taxes not yet due and payable and for which adequate reserves have been maintained.

(c)	There are no pending or, to the Knowledge of Sellers, threatened audits, examinations or other administrative or court proceedings for the assessment, adjustment or collection of Taxes of the Transferred Entities or of Sellers specifically relating to the Business or the Transferred Assets, and none of the Sellers nor any of the Transferred Entities has received, within the past five years, any written notice of any claims, actions, suits, proceedings or investigations for the assessment, adjustment or collection of Taxes specifically relating to the Business or the Transferred Assets that have not been withdrawn, settled or paid in full.

(d)	There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes or Tax deficiencies of the Transferred Entities or of Sellers specifically relating to the Business or the Transferred Assets.

(e)	Sellers, with respect to the Business or the Transferred Assets, and the Transferred Entities are in material compliance with all applicable information reporting and Tax withholding requirements under U.S. federal, state and local Tax Laws, and foreign Tax Laws.

(f)	No claim has been made by a Taxing Authority in a jurisdiction where any Seller or a Transferred Entity does not file Tax Returns that it is or may be subject to taxation by that jurisdiction with respect to the Business or the Transferred Assets.

(g)	Except as set forth in Schedule 3.19, none of the Transferred Entities is a party to, or potentially liable under, any agreement providing for the allocation or sharing of Taxes. Except as set forth in Schedule 3.19, none of the Transferred Entities (i) has ever been a member of a consolidated, combined, unitary or affiliated group or fiscal unity other than that with respect to which its Seller is the parent or (ii) has incurred, or is potentially liable for, any liability for the Taxes of any Person as a transferee or successor, by contract (other than non-Income Taxes arising in connection with a Contract entered into in the ordinary course of business and containing customary terms and conditions with respect to responsibility for such non-Income Taxes), or otherwise, or as a result of being a member of a consolidated, combined, unitary or affiliated group or fiscal unity.

(h)	None of the Transferred Entities is or has ever been a United States real property holding corporation within the meaning of Section 897 of the Code and no withholding of federal Income Tax will be required under Section 1445 of the Code in connection with the transactions contemplated by this Agreement.

(i)	Except as set forth on Schedule 3.19, none of the Transferred Entities is a party to any joint venture, partnership or other arrangement or contract which is treated as a partnership for federal Income Tax purposes.

(j)	Except as set forth on Schedule 3.19, each of the Transferred Entities is classified as a corporation for U.S. federal tax purposes.

(k)	Except as set forth in Schedule 3.19, during the three (3) years prior to the date of this Agreement none of the Transferred Entities has had any branches, agency or permanent establishments nor has at any time been treated as tax resident outside of its country of incorporation.

(l)	Sellers, with respect to the Business or the Transferred Assets, and the Transferred Entities have duly completed all material Tax registration procedures required under applicable Laws.

3.20	Sufficiency of Assets.

Except as set forth in Schedule 3.20 and for customer-owned tooling and dispositions in the ordinary course of business, the Transferred Assets (when taken together with the Ancillary Agreements and the properties, rights and assets of the Transferred Entities (other than properties, assets or rights transferred pursuant to a Pre-Closing Restructuring)) constitute all of the assets necessary to conduct the Business as conducted immediately prior to the date of this Agreement in all material respects.

3.21	Finder’s Fee.

Neither Transferred Entities nor the Purchaser will be responsible for any commission, finder’s or similar fee for services rendered by any broker, finder, financial advisor or investment bank and provided to the Transferred Entities or any Seller or any of its Affiliates in connection with the transactions contemplated hereby based on arrangements made by any Seller or any of its Affiliates.

3.22	Product Warranties.

There are no outstanding claims for warranty obligations of Sellers and relating to the Business and of the Transferred Entities in excess of $500,000, in each case that are pending as of the date hereof. Other than normal returns of products of the Business in the ordinary course of business and consistent with historical levels, no material claims of any Person based upon any alleged defects of any of such products are presently pending other than any such claims otherwise indemnifiable as Excluded Liabilities hereunder.

3.23	Subsidies/Governmental Grants.

No Seller, with respect to the Business, or Transferred Entity has received any public subsidies or other forms of state-aid that are material to the Business, other than those listed in Schedule 3.23. No repayment of or cancellation of any such subsidies is currently required or will be required as a consequence of the execution and delivery of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby.

3.24	Romanian Investment Scheme.

(a)	The Romanian Investment Aid has been validly awarded to and obtained by Honeywell Romania in accordance with all applicable legal provisions and the requirements of the Governmental Authorities.

(b)	Honeywell Romania has not made, or proposed to the applicable Governmental Authorities, any material amendments to the Romanian Investment Aid Documentation that should have been notified to the applicable Governmental Authorities in accordance with applicable Law and the Romanian Investment Aid Documentation, other than amendments described on Schedule 3.23.

3.25	No Illegal Payments.

No Seller, no Transferred Entity nor (i) any current or former director, officer, agent, or employee of any Seller or Transferred Entity, or (ii) any other Person acting at the direction of any Seller or Transferred Entity for or on behalf of any Seller or Transferred Entity, has directly or indirectly, in connection with the Business: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any foreign governmental officials from corporate funds; (c) established or maintained any unlawful fund of corporate monies or other assets; (d) made any intentionally false entries on the books and records of any Seller or Transferred Entity; (e) made any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, regardless of form, whether in money, property, or services; in each case in violation of the US Foreign Corrupt Practices Act of 1977, as amended.

3.26	Absence of Undisclosed Liabilities.

Except as set forth in Schedule 3.23, there are no material obligations or liabilities of the Business or the Transferred Entities that would be required to be disclosed on a balance sheet of the Business in accordance with US GAAP, except for obligations and liabilities (a) reflected, reserved against or otherwise expressly disclosed in the Financial Statements (including any footnotes thereto); (b) incurred in the ordinary course of business after the Reference Date; (c) under Contracts to which a Seller or a Transferred Entity is a party; (d) that constitute Excluded Liabilities; (e) incurred pursuant to this Agreement or the Ancillary Agreements; or (f) that do not exceed $500,000. Notwithstanding the foregoing, the representations and warranties contained in this Section 3.26 are not intended to expand the scope of any other representation or warranty contained in this Agreement and no Liabilities with respect to the subject matters of other representations shall be a breach of this Section 3.26.

3.27	Inter-company Trade Accounts.

Schedule 3.27 sets forth a true and correct list of all trade accounts receivable and all trade accounts payable that arise out of the sale or other disposition and/or provision of goods or services of the Business between any of the Transferred Entities or a Seller related to the Business, on the one hand, and other Transferred Entities or a Seller related to other parts of the Business, on the other hand, as of November 30, 2013. Schedule 3.27 shall be updated as of the Effective Time to reflect any changes arising in the ordinary course of business to such trade accounts receivable and trade accounts payable and the balances thereof shall net to zero as of such time.

4.	REPRESENTATIONS AND WARRANTIES OF PURCHASER.

Purchaser hereby represents and warrants to Seller Parent as follows:

4.1	Due Organization.

Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of each of its respective jurisdictions and has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and all Ancillary Agreements to which it is contemplated to be a party.

4.2	Authority.

The execution, delivery and performance of this Agreement and each of the Ancillary Agreements contemplated to be executed and delivered at the Closing by Purchaser have been duly and validly authorized by all necessary corporate action on the part of Purchaser. Upon execution by Purchaser, this Agreement and each Ancillary Agreement to which Purchaser is a party shall have been duly and validly executed and delivered by Purchaser and shall be enforceable against Purchaser in accordance with its terms, except to the extent of the Enforceability Exceptions.

4.3	No Conflict of Organizational Documents and Laws.

The execution and delivery of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby will not result in (a) the breach of any term or provision of the charter, articles or certificate of incorporation or any other organizational document or bylaws of Purchaser, or (b) assuming satisfaction of all Consent requirements referred to in Section 4.4, the violation by Purchaser of any Law applicable to Purchaser, in each case except for such breaches or violations, if any, which would not reasonably be expected to preclude Purchaser in any material respect from consummating the transactions contemplated by this Agreement or to subject Sellers to any liability with respect thereto.

4.4	Governmental Consents.

No Consent of any Governmental Authority is required to be obtained or made by Purchaser in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, other than: (i) as contemplated by Section 6.4(a); (ii) Consents which, if not so made or obtained by Purchaser would not reasonably be expected to affect the Purchaser in any material respect with respect to consummating the transactions contemplated by this Agreement or to subject Sellers to any liability with respect thereto; and (iii) as may be necessary as a result of any facts or circumstances relating to Sellers or any of their Affiliates (or of their respect officers, directors, employees or agents).

4.5	Litigation.

As of the date of this Agreement there is no suit, action, arbitration, administrative or other proceeding, or governmental investigation, pending or, to the knowledge of Purchaser, threatened in writing against Purchaser which would materially adversely affect its ability to perform its obligations hereunder, or under any other Ancillary Agreement, or to consummate the transactions contemplated hereby.

4.6	Finder’s Fee.

Neither Seller Parent nor any of its Affiliates will be responsible for any commission, finder’s or similar fee for services rendered by any broker, finder, financial advisor or investment bank and provided to Purchaser or any of its Affiliates in connection with the transactions contemplated hereby based on arrangements made by Purchaser or its Affiliates.

4.7	Certain Acknowledgments and Other Matters.

(a)	Purchaser acknowledges and agrees to the application of the Specified Accounting Principles as provided in this Agreement.

(b)	Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of purchasing the Business, including the Equity Interests. Purchaser confirms that Sellers have made available to Purchaser the opportunity to ask questions of the management employees of the Business and to acquire such additional information about the Business and the Transferred Assets as Purchaser has requested and all such information has been received. Purchaser is buying the Equity Interests for its own account, for investment purposes only and not with a view to the distribution or resale thereof. Purchaser will not sell or transfer the Equity Interests in violation of applicable securities Laws.

4.8	Funds.

As of the date of this Agreement, Purchaser has sufficient funds and as of the Closing shall have sufficient funds, to enable it to (i) pay the Initial Purchase Price at the Closing as contemplated herein and any adjustment thereto in accordance with this Agreement; (ii) pay any and all fees and expenses required to be paid by Purchaser in connection with the transactions contemplated hereby; and (iii) satisfy all of the other payment obligations of Purchaser contemplated hereunder. As of and immediately following the Closing, after giving effect to the transactions contemplated hereby (including payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses), Purchaser will be Solvent.

4.9	WARRANTY DISCLAIMER.

PURCHASER ACKNOWLEDGES AND AGREES THAT EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 3 HEREOF, NEITHER SELLERS NOR ANY OF THEIR AFFILIATES (NOR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES) HAVE MADE AND, AND NONE OF THEM SHALL BE DEEMED TO HAVE MADE, ANY

REPRESENTATIONS OR WARRANTIES OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, EITHER HEREIN OR OTHERWISE, AS TO THE BUSINESS (INCLUDING IN RESPECT OF ITS FINANCIAL PERFORMANCE), THE ASSETS, TRANSFERRED ENTITIES, THE ASSUMED LIABILITIES, THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OTHER MATTER PERTAINING TO ANY OF THE FOREGOING, INCLUDING WITH RESPECT TO (1) THE MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY, WITH RESPECT TO ANY OF THE ASSETS BEING SO TRANSFERRED, OR THE CONDITION OR WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT (OR ANY OTHER REPRESENTATION OR WARRANTY REFERRED TO IN SECTION 2-312 OF THE NEW YORK UNIFORM COMMERCIAL CODE OR THE UNIFORM COMMERCIAL CODE OF ANY OTHER APPLICABLE JURISDICTION OR IN ANY STATUTE APPLICABLE TO REAL PROPERTY) OR (2) ANY PROJECTIONS, ESTIMATES OR BUDGETS HERETOFORE DELIVERED TO OR MADE AVAILABLE TO PURCHASER OR THE PROBABLE SUCCESS OR PROFITABILITY OF THE TRANSFERRED ENTITIES, THE TRANSFERRED ASSETS OR THE BUSINESS AFTER CLOSING, OR (3) ANY OTHER INFORMATION, DOCUMENTS AND OTHER MATERIALS (INCLUDING AS TO THE ACCURACY OR COMPLETENESS THEREOF) PROVIDED TO OR MADE AVAILABLE TO PURCHASER (WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS”, MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS, OR IN ANY OTHER FORM), AND, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 3 HEREOF, EACH AND EVERY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING AND, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE ASSETS ARE BEING SOLD, CONVEYED, TRANSFERRED, ASSIGNED AND DELIVERED AND THE ASSUMED LIABILITIES ARE BEING ASSUMED “AS IS” AND “WHERE IS”.

5.	CLOSING; CLOSING DELIVERIES.

5.1	Closing Date.

The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. Eastern Time at the offices of Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, New York, New York 10022, on the third Business Day after all conditions to the obligations of Purchaser and Sellers under Article 8 of this Agreement shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied by deliveries at the Closing, but subject to their satisfaction or waiver), or at such other place and on such other date as the parties may mutually agree in writing (such date on which the Closing occurs is referred to hereinafter as the “Closing Date”).

5.2	Effectiveness.

The consummation of the transactions contemplated by this Agreement and the Closing shall be deemed to take place at 11:59 p.m. in each relevant time zone on the day immediately preceding the Closing Date (the “Effective Time”).

5.3	Documents to be Delivered by Seller Parent.

Subject to the terms and conditions of this Agreement (including Article 8 hereof), at the Closing, Seller Parent shall deliver to Purchaser, on its own behalf and on behalf of the other Sellers:

(a)	A certificate, dated the Closing Date and duly executed by a senior executive officer of Seller Parent, to the effect that the conditions set forth in Section 8.1(b) have been satisfied;

(b)	Secretaries’ certificates certifying to (i) resolutions adopted by Seller Parent evidencing the authorizations described in Section 3.2; and (ii) incumbency of the officers of Seller Parent executing this Agreement and the Ancillary Agreements;

(c)	Executed assignment and assumption agreement, in substantially the form of Exhibit 5.3(c) hereto, providing for the assumption of Assumed Liabilities by Purchaser (the “Assignment and Assumption Agreement”);

(d)	Executed bills of sale/transfer or other appropriate instruments of transfer, assignment or conveyance and assumption, in a form reasonably acceptable to Purchaser and Seller Parent, as reasonably necessary to transfer (or record with any Governmental Authority the transfer of), in accordance with this Agreement, any Transferred Assets not transferred or assigned by any other document or instrument described in this Article 5;

(e)	Executed and acknowledged deeds or similar transfer documents sufficient to convey the title of the relevant Seller and impose the Land Use Restriction, in a form reasonably acceptable to Purchaser and Seller Parent, with respect to each parcel of Transferred Owned Real Property (collectively, the “Deeds”);

(f)	Separately executed and acknowledged assignments, in recordable form, sufficient to transfer the Transferred Intellectual Property and powers of attorney in a form reasonably acceptable to Purchaser and Seller Parent, executed by Sellers permitting Purchaser to prosecute any pending applications for Transferred Intellectual Property rights; provided, however, that with respect to any non-US Transferred Intellectual Property, in the event any required governmental certifications have not been obtained by the Closing, such certifications shall be delivered as promptly as practicable after receipt;

(g)	Executed Transition Services Agreement;

(h)	Agreement covering support services to be provided by Purchaser or its Affiliates to the FMP Group Companies after the Closing, in the form of Exhibit 5.3(h) (the “FMP Support Agreement”), executed by the FMP Group Companies that are parties thereto;

(i)	Executed Promissory Note;

(j)	Executed stock and share transfer agreements, asset transfer agreements and/or other instruments of conveyance (“Foreign Transfer Agreements”) with respect to the transfer of Transferred Assets outside the US (including, without limitation, Equity Interests in entities organized in jurisdictions outside the US), in a form reasonably acceptable to Purchaser and Seller Parent (it being understood that such agreements and/or other instruments of conveyance are intended solely to formalize such foreign transfers in order to comply with any local Laws pertaining thereto);

(k)	A notarial deed for the transfer of the Equity Interests in the German Transferred Entities (the “Notarial Deed”), in a form reasonably acceptable to Purchaser and Seller Parent, executed by the applicable Sellers;

(l)	Certificates (if any) representing the Equity Interests held by Sellers in the Transferred Entities, duly endorsed in blank or accompanied with appropriate stock powers if stock, or duly executed assignments thereof if not held in the form of stock, or evidence that Sellers shall have taken such other actions as may be necessary under applicable Laws to transfer ownership of such Equity Interests to Purchaser;

(m)	Evidence of resignation or removal of those officers and directors, and supervisory and advisory board members of the Transferred Entities who are not employees of the Transferred Entity and have been designated to serve as officers, directors or supervisory or advisory board members by Sellers (and not any such members who have been elected by employees of such Transferred Entities), which Purchaser shall request in writing before the Closing, as well as any related shareholders resolutions;

(n)	Books and records of the Transferred Entities, including for each, the corporate minute book, seal and stock ledger book (if applicable);

(o)	Written evidence of the termination of the domination and profit transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between Honeywell Deutschland GmbH and Honeywell Friction Materials International GmbH dated November 22, 2012 effective as at the close of the Closing Date, in a form reasonably acceptable to Purchaser and Seller Parent; and

(p)	Required documentation in connection with Transfer Taxes, if any.

5.4	Documents to be Delivered by Purchaser.

Subject to the terms and conditions of this Agreement (including Article 8 hereof), at the Closing, Purchaser shall make the wire transfer of funds called for by Section 2.1(c) and shall execute where applicable and deliver to Seller Parent:

(a)	Executed Assignment and Assumption Agreement and such other undertakings and assumptions of Purchaser, in form reasonably satisfactory to Seller Parent, as shall be reasonably necessary for Purchaser to assume the Assumed Liabilities in accordance herewith;

(b)	A certificate, dated the Closing Date and duly executed by a senior executive officer of Purchaser, to the effect that the conditions set forth in Section 8.2(b) have been satisfied;

(c)	Secretaries’ certificates certifying to (i) resolutions adopted by Purchaser evidencing the authorizations described in Section 4.2; (ii) the constituent documents of Purchaser; and (iii) incumbency of the officers of Purchaser executing this Agreement and the Ancillary Agreements;

(d)	Separately executed and acknowledged assignments, in recordable form and reasonably acceptable to Seller Parent, sufficient to transfer the Excluded Intellectual Property of the Transferred Entities (collectively, the “Purchaser Intellectual Property Assignments”) and powers of attorney in forms reasonably acceptable to Seller Parent executed by Purchaser permitting Seller Parent to prosecute any pending applications for such Intellectual Property rights; provided, however, that with respect to any non-US intellectual property, in the event any required governmental certifications have not been obtained by the Closing, such certifications shall be delivered as promptly as practicable after receipt;

(e)	Executed Transition Services Agreement and FMP Support Agreement;

(f)	The Notarial Deed, in a form reasonably acceptable to Seller Parent, executed by the Purchaser; and

(g)	Required documentation of Purchaser to Seller Parent in connection with Transfer Taxes, including but not limited to completed resale certificates for each state in which Inventory transferred pursuant to this Agreement is located for purposes of the respective state’s sales and use taxes.

6.	PRE-CLOSING COVENANTS.

6.1	Conduct of Business.

During the period from the date hereof until the Closing, except (i) as otherwise contemplated by this Agreement or as consented to in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), and (ii) for any change described on Schedule 6.1 (the exceptions described in clauses (i) and (ii) of this sentence are referred to collectively as “Permitted Changes”), Seller Parent shall, and shall cause the other Sellers and Transferred Entities to:

(a)	conduct the Business in the ordinary course of business and in accordance with past practice;

(b)	not sell, lease, license or otherwise dispose of, or grant to any third party any material right under or to, any of the Transferred Assets or material assets of the Transferred Entities other than in the ordinary course of business or pursuant to arrangements that shall be terminated on, or terminable without any Liability to Purchaser or its Affiliates (including the Transferred Entities) following the Closing, or permit any of the Transferred Assets or material assets of the Transferred Entities to be subjected to any Encumbrances other than Permitted Encumbrances;

(c)	use their commercially reasonable efforts consistent with past practices to retain their Employees (it being agreed that nothing herein shall require payment to such employees outside the ordinary course or prohibit Sellers or the Transferred Entities from terminating the employment of any Employee if a Seller or a Transferred Entity deems it appropriate under the circumstances to do so);

(d)	use their commercially reasonable efforts consistent with past practices to preserve the good relations of their suppliers, customers and others with whom they have business relations;

(e)	not make or grant any general wage or salary increase with respect to their employees or make any material increase in the payments of benefits with respect to their employees under any bonus, insurance, pension or other employee benefit plan or program, in each case other than in the ordinary course of business or pursuant to existing agreements or commitments or benefit plans or as required by Law;

(f)	materially increase the benefits under, or materially amend the terms of, any Benefit Plan, other than in the ordinary course of business or pursuant to existing agreements or commitments or benefit plans or as required by Law or National Laws;

(g)	not change, or consent to a change to, the organizational documents or authorized or issued capital stock of the Transferred Entities;

(h)	not make any material change in any method of accounting, accounting period or auditing practice with respect to the Business other than as required by US GAAP, modify any material Tax election or Tax Return of a Transferred Entity, have a Transferred Entity enter into any closing agreement, settle any claim or assessment in respect of Taxes of a Transferred Entity, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes of a Transferred Entity;

(i)	not subject any Transferred Entity to any bankruptcy, receivership, insolvency or similar proceedings;

(j)	not enter into any new Contract that would be a Material Contract other than in the ordinary course of business or as required by Law or Contracts that will terminate as of, or be freely terminable without any material Liability to Purchaser or its Affiliates (including the Transferred Entities) within thirty (30) days of, Closing;

(k)	not enter into or consummate any transaction involving the acquisition of the business, stock, assets or other properties of any other Person for consideration in excess of $500,000, other than (i) purchases of Business Inventory in the ordinary course of business consistent with past practice, (ii) Capex made pursuant to the Capex Plan and (iii) transactions otherwise permitted by this Agreement (including Section 6.2 and this Section 6.1);

(l)	not amend any material term of, or waive any material right under, any Material Contract (other than any such waiver that would not reasonably be likely to result in more onerous obligations, or the loss of any material right, following the Closing), or take or refrain from taking any act that would cause a Material Contract to terminate prior to its stated termination or expiration or not automatically renew or would cause the expiration thereof to accelerate; and

(m)	not agree in writing to take any of the foregoing actions to the extent restricted by the provisions of this Section 6.1.

6.2	Capex Plan.

Notwithstanding anything to the contrary in Section 6.1, from and after the date hereof until the Closing, Seller Parent shall, and shall cause the other Sellers and the Transferred Entities to, make Capex relating to the Business as described in, and in accordance with (including as to amount and timing), the Capex Plan; provided, however, that Seller Parent and its Affiliates will be entitled to deviate from the Capex Plan only if, in Seller Parent’s reasonable judgment, and upon prior written notice to Purchaser together with reasonable supporting documentation, increases or decreases in the amount and timing of any Capex to be made in accordance with the Capex Plan are required to maintain the long-term viability of the Business if Closing were to fail to occur. Seller Parent shall meet with Purchaser from time to time as Purchaser may reasonably request, upon reasonable advance notice and during regular business hours, to provide Purchaser with such information as Purchaser may reasonably request, with respect to the status of the Capex Plan. Without prejudice to the foregoing, if Capex actually incurred by the Business during the period beginning on January 1, 2013 and ending on December 31, 2013 (inclusive) is less than the 2013 Scheduled Capex Amount (the amount of such difference, a “2013 Capex Shortfall”), Seller Parent shall, or shall cause its Affiliates to, as applicable, incur capital expenditures in an amount equal to the 2013 Capex Shortfall as promptly as practicable (and in any event prior to Closing), and such additional capital expenditures, as and when made, shall be deemed to cure any such 2013 Capex Shortfall (but, for the avoidance of doubt, such additional capital expenditures shall not be deemed to be or be applied toward Spent Capex).

6.3	Access to Records and Properties.

From the date hereof until the Closing Date, Seller Parent shall, and shall cause the other Sellers and Transferred Entities to:

(a)	provide Purchaser and its officers and representatives with such access to Owned Real Property and the real property subject to the Real Property Leases (it being understood that Purchaser shall have no right to perform invasive or subsurface investigations thereon) and the facilities of the Business and its principal personnel and such books and records pertaining to the Business, as Purchaser may reasonably request in order to effectuate the transactions contemplated hereby, without charge by Sellers to Purchaser (but otherwise at Purchaser’s expense), provided that Purchaser agrees that such access will be requested and exercised during normal business hours and without causing unreasonable interference with the operations of the Business;

(b)	furnish to Purchaser or its representatives, upon reasonable request, such additional financial and operating data and other information relating to the Business; and

(c)	make available to Purchaser, upon reasonable request, for inspection and review all documents, or copies thereof, listed in the Schedules hereto, and all files, records and papers pertaining to any proceedings and matters listed in the Schedules hereto.

Notwithstanding the foregoing or anything to the contrary in this Agreement, the parties acknowledge and agree that certain materials subject to confidentiality obligations or attorney client privilege, or which could cause significant competitive harm to Sellers or the Business if the transactions contemplated by this Agreement are not consummated, or which may not be shared with the other party pursuant to applicable Law, have not been and will not be so delivered prior to Closing, except that upon Purchaser’s reasonable request such materials shall be delivered to Purchaser’s outside counsel for review on a counsel-only basis, and, without the prior written consent of Seller Parent, which may be withheld for any reason, Purchaser shall not contact any suppliers to, or customers of, the Business in relation to the Business or the transactions contemplated hereby and shall have no right to perform invasive or subsurface investigations of the Owned Real Property and the real property subject to the Real Property Leases.

6.4	Governmental Filings and Consents.

(a)	As promptly as possible following the date hereof, Purchaser and, if applicable, Seller Parent, shall each make or cause to be made the Required Merger Control Filings listed in Schedule 6.4(a), but in any event, in respect of each Required Merger Control Filing, within three (3) Business Days of the date when all pre-filing consultation reasonably determined to be advisable by the Purchaser in respect of such Required Merger Control Filing has been completed. The parties shall use their respective commercially reasonable efforts to respond as promptly as practicable to requests by a Governmental Authority pursuant to any Antitrust Law (including, if relevant, the European Commission) for additional information relating to the transactions contemplated by this Agreement. As promptly as possible following the date hereof, Seller Parent and Purchaser shall each make or cause to be made any other filings required to be made by such Person with, and use their respective commercially reasonable efforts to obtain any required Consents of, any other Governmental Authority, in each case in order for the transactions contemplated by this Agreement to be consummated.

(b)

The parties shall (i) use their respective commercially reasonable efforts to demonstrate that such transactions should not be opposed by any pertinent Governmental Authority (including, if relevant, the European Commission); and (ii) use their respective commercially reasonable efforts to cause the waiting periods applicable under any Antitrust Law to the transactions contemplated by this Agreement to expire or be terminated as soon as practicable. In addition, Purchaser shall (i) use its commercially reasonable efforts to obtain any consents and approvals in connection with the Required Merger Control Filings from any Governmental Authority (including, the European Commission) necessary to consummate the transactions contemplated hereby; (ii) oppose any adversarial proceedings under Antitrust Laws seeking to block, prohibit, restrain, encumber, or otherwise limit the transactions contemplated by this Agreement (including, without limitation, defending through litigation on the merits any claim asserted in any court by any Person and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Government Authority); and (iii) use its commercially reasonable efforts to have vacated or terminated any order, decision, stay, judgment or decree that would restrain, prevent or delay the Closing. No such proceeding or litigation shall be settled or terminated unilaterally without the written consent of Seller Parent.

(c)	Except as otherwise expressly provided in this Agreement (it being agreed that Section 6.4(b) shall not, in and of itself, be construed so as to conflict with or supersede this Section 6.4(c)), Purchaser shall not have any obligation under this Agreement in connection with the receipt of any consents or approvals of any pertinent Governmental Authority (including under the Required Merger Control Filings), (i) to dispose of or transfer, or to cause any of its Subsidiaries or Affiliates to dispose of or transfer, any assets or voting securities, or to commit to cause Seller Parent or any Seller to dispose of or transfer any assets or voting securities; (ii) to discontinue, or cause any of its Subsidiaries or Affiliates to discontinue, offering any product or service, or to commit to cause Seller Parent or any Seller to discontinue offering any product or service; (iii) to license or otherwise make available, or to cause any of its Subsidiaries or Affiliates to license or otherwise make available, to any Person, any technology, software or other proprietary rights, or to commit to cause Seller Parent or any Seller to license or otherwise make available to any Person any technology, software or other proprietary rights; (iv) to hold separate or cause any of its Subsidiaries or Affiliates to hold separate any assets, operations, or voting securities (either before or after the Closing Date), or to commit to cause Seller Parent or any Seller to hold separate any assets, operations, or voting securities; (v) to terminate or modify, or cause any of its Subsidiaries or Affiliates to terminate or modify, any existing relationships or contractual rights, or to commit to cause Seller Parent or any Seller to terminate or modify any existing relationships or contractual rights; (vi) to make or cause any of its Subsidiaries or Affiliates to make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of Seller Parent or any Seller, or to cause Seller Parent or any Seller to make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of Seller Parent or any Seller; or (vii) to agree or commit to doing, or to cause any of its Subsidiaries or Affiliates to agree or commit to doing, any of the foregoing.

(d)

Seller Parent and Purchaser shall keep each other reasonably apprised of the status of matters described in Sections 6.4(a) and 6.4(b) and shall work cooperatively and in good faith in connection with obtaining all required approvals or consents of, and making all required filings with, any Governmental Authority as provided therein, and in providing any financial or other information required in connection with such filings. Sellers and Purchaser will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to a Governmental Authority in connection with any proceeding under any Antitrust Law relating to the transactions contemplated by this Agreement. Each party shall, without limitation, promptly notify the other of any communications from any Governmental Authority with respect to such matters. Each party shall provide the other parties in advance, with a reasonable opportunity for review, copies of all contemplated written submissions to a Governmental Authority concerning the review of the transactions contemplated by this Agreement under any Antitrust Law. Each party shall give the other party reasonable advance notice of all planned meetings, telephone calls, or conferences with a Governmental Authority relating to the review of the transactions contemplated by this Agreement under any Antitrust Law and, to the extent permitted by the Governmental Authority, shall permit the other party to attend and participate in such meetings, telephone calls, or conferences. Neither Seller Parent nor Purchaser shall agree to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transaction contemplated by this Agreement at the behest of any antitrust authority without the prior written consent of the other party.

6.5	Third Party Consents.

Seller Parent shall use commercially reasonable efforts (which shall not include any obligation of Sellers to pay any consideration therefor or agree to relinquish or modify any rights or increase its obligations in exchange therefor) to obtain all Consents required from third parties (other than Governmental Authorities), whose Consent is required pursuant to any Material Contract or otherwise in connection with the consummation of the transactions contemplated hereby, and Purchaser shall cooperate with Seller Parent (which shall not include any obligation of Purchaser to pay any consideration therefor or agree to relinquish or modify any rights or increase its obligations in exchange therefor) in connection with Seller Parent’s efforts to obtain such Consents.

6.6	Public Announcements.

On and after the date hereof, Seller Parent and Purchaser shall consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement and the transactions contemplated hereby. Neither Seller Parent nor Purchaser shall issue, or permit to be issued, any press release or make any public statement prior to obtaining the other party’s approval, which approval shall not be unreasonably withheld, except that no such approval shall be necessary to the extent disclosure may be required by Law (including, without limitation, any required disclosures to employee representatives) or any listing agreement of either party hereto or to employee consultation and information proceedings required of Sellers or the Transferred Entities by applicable Law; provided, however, that if disclosure shall be required pursuant to applicable Law or a listing agreement, the parties shall seek in good faith to make such disclosure in a form mutually acceptable to each of them.

6.7	Guarantees.

Purchaser shall use its commercially reasonable efforts to obtain, on or before the Closing Date, (i) the release of each of the obligations of Sellers or any Affiliate thereof (other than the Transferred Entities) to guarantee Liabilities of the Business or of any Transferred Entity (collectively, “Sellers’ Guarantees”), including, without limitation, any guarantees given under or in respect of any Transferred Contracts, and, to that end, shall provide such guarantees or other credit support (including letters of credit from third party lenders) as shall be required to obtain such release and (ii) new letters of credit to substitute for and replace the letters of credit extended by Sellers or any Affiliate thereof (other than a Transferred Entity) on behalf of the Business or on behalf of any Transferred Entity (“Sellers’ Letters of Credit”), in each case effective as of the Closing Date, it being the intention and understanding of Purchaser and Sellers that such Sellers’ Guarantees and Sellers’ Letters of Credit shall, to the extent agreed by the beneficiaries thereof, be cancelled and terminated as of the Closing Date, and that Sellers and their Affiliates shall have no further obligation or liability (contingent or otherwise) under such Sellers’ Guarantees and Sellers’ Letters of Credit from and after the Closing Date. Following Closing, Purchaser shall indemnify and hold harmless Sellers and their Affiliates in respect of any payments required to be made under, and any costs and expenses incurred in respect of, Sellers’ Guarantees and Sellers’ Letters of Credit.

6.8	Reasonable Efforts.

Without expanding Section 6.4 or 6.5, Seller Parent and Purchaser shall use their reasonable efforts to satisfy, and to cooperate with and to assist the other in satisfying, the conditions set forth in Article 8, so as to enable the Closing to occur as soon as reasonably possible.

6.9	Termination of Inter-Company Arrangements.

(a)	Prior to the Closing Date, except as provided for in, or required in connection with the Ancillary Agreements (including, the Promissory Note) or as contemplated by Sections 6.9(b), (c), (d) or (e), Seller Parent shall (i) cause any amounts owed to or by a Transferred Entity from or to Sellers or other divisions or Affiliates of Sellers (other than the trade accounts receivable or payable of Transferred Entities with other Transferred Entities or other parts of the Business, as will be listed in Schedule 3.27, updated as of the Effective Time) to be settled; (ii) terminate, and shall cause its Affiliates to terminate, without liability to Purchaser or the Transferred Entities, all Contracts and other arrangements between the Seller Parent or its Affiliates (other than the Transferred Entities), on the one hand, and any Transferred Entity, on the other hand, other than as contemplated by the Ancillary Agreements.

(b)	From the date hereof until the Closing Date, Seller Parent shall use its commercially reasonable efforts to cause the Transferred Entities to distribute their respective Retained Cash to the applicable Seller on or prior to the Closing Date to the extent permitted by, and in accordance with, Applicable Law; provided, however, that if and to the extent a German Transferred Entity is not permitted by, and in accordance with, applicable Law to distribute all or a portion of its Retained Cash, it shall be permitted to loan such Retained Cash to one or more other German Transferred Entities to enable such Retained Cash to be distributed, and any such loans between German Transferred Entities may remain outstanding as of the Closing Date.

(c)	In connection with the settlement of intercompany receivables and payables of the Transferred Entities and the distribution of Retained Cash by the Transferred Entities, at or prior to Closing Honeywell Deutschland GmbH shall issue the Promissory Note to Honeywell Bremsbelag GmbH, and the Promissory Note shall remain an asset of Honeywell Bremesbelag GmbH at and after the Closing (and, for the avoidance of doubt, the Promissory Note shall not constitute Retained Cash for purposes of the calculation of Closing Date Net Debt or Estimated Closing Date Net Debt, nor shall it be taken into account in the calculation of Closing Date Net Working Capital or Estimated Closing Date Net Working Capital).

(d)

From the date hereof until the Closing Date, Seller Parent shall use its commercially reasonable efforts to cause all Indebtedness owed by Honeywell Chongqing to Honeywell (China) Co. Ltd. (all such Indebtedness the “China Intercompany Indebtedness”) to be capitalized or settled (whether via a capital increase or otherwise) on or prior to the Closing Date, to the extent permitted by, and in accordance with, Applicable Law. Notwithstanding the foregoing, and subject to Section 6.9(e), to the extent that any China Intercompany Indebtedness is not capitalized or otherwise settled on or prior to Closing pursuant to this Section 6.9(d), the parties agree that the rights of Honeywell (China) Co. Ltd. to payment in respect of such China Intercompany Indebtedness will, to the extent permitted by applicable Law, be transferred to Purchaser (or a designated Affiliate thereof) and included in the Transferred Assets (and, for the avoidance of doubt, neither the right to payment in respect of such China Intercompany Indebtedness nor Honeywell Chongqing’s corresponding obligation to make such payments shall be taken into account in the calculation of Closing Date Net Debt, Estimated Closing Date Net Debt, Closing Date Net Working Capital or Estimated Closing Date Net Working Capital).

(e)	If within ten (10) Business Days of the date of this Agreement, Purchaser proposes to Sellers in writing to address the China Intercompany Indebtedness at the Closing pursuant to a detailed steps plan (the “China Steps Plan”) prepared by Purchaser’s advisors and, in Sellers’ reasonable judgment, such assumption in accordance with the China Steps Plan can be effected at the Closing without (i) delaying the timing at which the Closing would otherwise occur or (ii) except to the extent that Purchaser agrees to reimburse such amount, imposing any cost or other Loss or Liability on Sellers or their Affiliates that would not otherwise be incurred in connection with the repayment of such China Intercompany Indebtedness by Honeywell Chongqing prior to Closing, then Sellers shall cause the China Intercompany Indebtedness to be addressed in accordance with the China Steps Plan and included in the Transferred Assets (and, for the avoidance of doubt, neither the right to payment in respect of such China Intercompany Indebtedness nor Honeywell Chongqing’s corresponding obligation to make such payments shall be taken into account in the calculation of Closing Date Net Debt, Estimated Closing Date Net Debt, Closing Date Net Working Capital or Estimated Closing Date Net Working Capital).

6.10	Insurance.

Purchaser acknowledges and agrees that, upon Closing, Sellers shall have no obligation to maintain insurance coverage provided in relation to the Business pursuant to policies, risk funding programs or arrangements maintained by Sellers or by any of their Affiliates (whether such policies are maintained in whole or in part with third party insurers or with Sellers or their Affiliates and including any captive policies or fronting arrangements, and including any “occurrence” based insurance policies provided in relation to Sellers and their Affiliates with respect to any occurrences prior to Closing). Notwithstanding the foregoing, Purchaser and Seller Parent shall, and Seller Parent shall cause the other Sellers to, cooperate to recover under any “occurrence” based insurance policies maintained with third party insurers providing for coverage for indemnifiable Losses suffered from events or damages occurring prior to the Closing in connection with the Business and shall use commercially reasonable efforts to provide access to such coverage for any such Losses to the extent such coverage is available; and each party shall take, at the requesting party’s expense, all actions reasonably requested by any other party to obtain such recovery.

6.11	Product Recall.

From and after the Closing Date, Purchaser shall have the sole right to conduct all Required Pre-Closing Product Recalls; provided, however, that neither Seller Parent nor its Affiliates shall have any Liability in respect of any such Required Pre-Closing Product Recalls (including pursuant to Section 11.1 hereof) to the extent arising out of or relating to actions taken by Purchaser that are not required by legal authorities with jurisdiction over such Required Pre-Closing Product Recall. Seller Parent shall promptly notify Purchaser if Seller Parent receives notice in writing that a recall of product of the Business sold prior to Closing or included in the Business Inventory is required.

6.12	TMD Claims.

Notwithstanding anything herein to the contrary (including Section 6.1 and Article 11 hereof), from the date hereof until the Closing, Seller Parent and its Affiliates shall be entitled to compromise or settle any and all TMD Claims in their sole and absolute discretion and any Losses payable by Seller Parent or its Affiliates in connection with such settlement shall be paid by Purchaser to Seller Parent at Closing up to an amount not exceeding the TMD Claim Cap. Nothing in this Agreement shall restrict Seller Parent from commencing and pursuing opposition proceedings at the European patent office in respect of the technology patented in EP0654616B1.

6.13	Pre-Closing Audit.

(a)	Promptly following the date hereof, Seller Parent shall:

(i)	provide Purchaser with unaudited financial information of the Business for the twelve-month period ended December 31, 2012 and December 31, 2013, which is reasonably sufficient to permit Purchaser to determine the periods for which financial information may be required to be furnished by Purchaser with respect to the transactions contemplated hereby pursuant to Rule 3.05(b) of Regulation S-X (the “Unaudited Financial Information”); and

(ii)	cause, at no cost to Seller Parent or its Affiliates, the financial statements of the Business for the twelve (12) month periods ended December 31, 2013 (the “2013 Financials”) to be audited in compliance with applicable SEC rules and regulations (including Regulation S-X) and US GAAP.

(b)	Purchaser shall use reasonable best efforts to determine and notify Seller Parent in writing, as promptly as possible and no later than five (5) Business Days following delivery of the Unaudited Financial Information (the “Tolling Commencement Date”), whether, in the opinion of counsel to Purchaser, financial information for the twelve (12) month periods ended December 31, 2011 and December 31, 2012 is required to be furnished by Purchaser with respect to the transactions contemplated hereby pursuant to Rule 3.05(b) of Regulation S-X. Promptly following delivery of notice from Purchaser of the periods for which financial information is required to be so furnished (each, a “Required Financial Reporting Period”), Seller Parent shall cause, at no cost to Seller Parent or its Affiliates, the financial statements of the Business for each such Required Financial Reporting Period to be audited in compliance with applicable SEC rules and regulations (including Regulation S-X) and US GAAP.

(c)	Seller Parent shall (i) deliver to Purchaser (A) the results of the audit of the 2013 Financials and (B) if the twelve (12) month period ended December 31, 2012 is a Required Financial Reporting Period, the results of the audit of the financial statements of the Business for such twelve (12) month period (the “2012 Financials”), no later than ninety (90) days following the date hereof; and (ii) if the twelve (12) month period ended December 31, 2011 is a Required Financial Reporting Period, deliver to Purchaser the results of the audit of the financial statements of the Business for such twelve (12) month period (the “2011 Financials” and, together with the 2013 Financials and the 2012 Financials, the “Audit Financial Statements”) no later than one hundred and twenty (120) days following the date hereof; provided, however, that, in respect of the 2012 Financials and 2011 Financials, in the event that Purchaser shall have failed to notify Seller Parent that the periods covered by such Audit Financial Statements constitute Required Financial Reporting Periods by the Tolling Commencement Date, the applicable due date for delivery of such Audit Financial Statements under this Section 6.13(c) shall be automatically extended for each day elapsed from the Tolling Commencement Date until the date upon which Seller Parent was so notified by Purchaser.

(d)	Within 60 days of the Closing Date, Seller Parent shall deliver unaudited financial statements for the latest completed interim quarterly periods preceding the Closing Date and the corresponding prior year interim quarterly periods to the extent such interim, unaudited, financial statements are required by applicable Law (in the opinion of counsel to Purchaser).

(e)	Purchaser shall not disclose (and shall keep strictly confidential) any information delivered pursuant to this Section 6.13 (including any financial statements and audit results) to any Person prior to Closing, except to the extent, and only at such time as, required by applicable Law (in the opinion of counsel to Purchaser), including, without limitation, (i) in connection any disclosure required to be made by Purchaser under or pursuant to the Securities Exchange Act of 1934, as amended (“34 Act Disclosure”); (ii) as part of any offer or sale of securities registered under the Securities Act of 1933, as amended (the “1933 Act”), undertaken by Purchaser or any of its Affiliates (each a “Registered Offering”) or (iii) as part of any offer or sale of securities under Rule 144A of the 1933 Act undertaken by Purchaser or any of its Affiliates (each a “144A Offering”), for which purpose the same disclosure requirements (including as to timing of disclosure) as would be required as part of a Registered Offering shall be deemed applicable.

(f)	Without limiting the foregoing, Seller Parent agrees that, notwithstanding the terms of the Confidentiality Agreement, Purchaser shall be permitted to include in any “34 Act Disclosure,” Registered Offering or 144A Offering or provide to banks and other financing sources in connection with bank or similar financing, such selected or summary financial information regarding the Business (including, without limitation, the revenues and EBITDA of the Business and pro-forma financial information of Purchaser and the Business on a combined basis) to the extent, and only at such times as, required by applicable Law (in the opinion of counsel to Purchaser) in respect of a Registered Offering or 144A Offering, or as may otherwise reasonably be requested by the banks in connection with bank or similar financing or by the underwriters of such Registered Offering or 144A Offering and provided that, (i) in the case of a Registered Offering or a 144A Offering, such underwriters have advised Purchaser and communicated to Seller Parent that, in their good faith professional judgment, the failure to include such information in the relevant Registered Offering or 144A Offering documents, as applicable, would be materially detrimental to the successful completion of such Registered Offering or 144A Offering documents, as applicable, on then-prevailing market terms and (ii) in the case of banks or similar financing sources, such banks or similar financing sources have entered into confidentiality arrangements with Purchaser with respect to the maintenance of confidentiality of such information on terms that are typical for such arrangements in connection with such financing.

(g)	Purchaser shall, and shall cause its Affiliates and its and their respective officers, directors, employees, auditors and representatives to, at all times cooperate, at its own expense, with Seller Parent in connection with the performance of Seller Parent’s obligations under this Section 6.13. Purchaser shall be responsible for, and shall promptly reimburse Seller Parent for, all fees, costs and expenses of Seller Parent and its Affiliates in connection with Seller Parent’s compliance with this Section 6.13, including, without limitation, any costs and expenses of auditors, whether current or former auditors or auditors specifically engaged for the purpose of compliance with this Section 6.13. Seller Parent shall be entitled to control, in its sole discretion, the conduct of any audit required to be performed hereunder and the engagement of auditors in connection therewith (including such auditors’ scope of work and resources required to perform such audit).

(h)	Purchaser acknowledges and agrees that neither Seller Parent nor any of its Affiliates (nor any of their respective officers, directors, employees, agents or representatives) have made and, and none of them shall be deemed to have made, and none of them will make, any representations or warranties of any kind or character, express or implied, either herein or otherwise, as to any information (including as to the accuracy or completeness thereof) delivered to Purchaser pursuant to this Section 6.13 or the results of any audit required to be performed hereunder.

(i)

Notwithstanding anything to the contrary in this Agreement, at Law or in equity, Purchaser’s sole and exclusive remedy for Seller Parent’s breach or failure to perform any of its obligations under this Section 6.13 shall be Purchaser’s right to indemnification pursuant to Section 11.1(a) and subject to the limitation set forth in Section 11.4(e)(iv), and in no event shall any such breach or failure to perform (including any delay in delivering or failure to deliver any information required to be delivered hereunder), or any facts, circumstances or Losses arising out of or resulting therefrom, be or be deemed to be a condition to Closing or to the consummation of any of the transactions contemplated hereby (and any such breach or failure to perform, and any facts, circumstances or Losses arising out of or resulting therefrom, shall be disregarded for the purposes of determining whether the conditions set forth in Section 8.1 have been satisfied), nor shall Purchaser be entitled to terminate this Agreement or otherwise fail to consummate, rescind, or seek to enjoin, delay or otherwise prohibit, the transactions contemplated hereby as a result of any such breach, failure to perform, facts, circumstances or Losses.

(j)	Without prejudice to Section 6.13(i), in the event of a breach by Seller Parent of its obligation to timely deliver Audit Financial Statements pursuant to Section 6.13, the Losses recoverable by the Purchaser Indemnified Parties pursuant to Article 11 (subject to any applicable limitations therein, if any) shall include Purchaser’s increased financing costs; provided, however, that the Purchaser Indemnified Parties shall not be entitled to recover any Losses that would not have been incurred to the extent that Purchaser, acting in a commercially reasonable manner, could have obtained less costly or equally costly financing. In the event that any such breach by Seller Parent would reasonably be expected to result in increased financing costs, Purchaser shall take reasonable steps to seek and consider in good faith alternative financing that would reasonably be expected to reduce the amount of Losses recoverable by the Purchaser Indemnified Parties under Article 11 (it being understood that nothing in this Section 6.13(j) shall obligate Purchaser or its Affiliates to incur such financing in an effort solely to reduce or mitigate such Losses).

(k)	In the event that Seller Parent is prevented or delayed in the performance of its obligations under this Section 6.13 due to a Force Majeure Event, Seller Parent shall give prompt written notice to the Purchaser of the commencement, expected duration and termination of such Force Majeure Event. During the continuation of a Force Majeure Event, Seller Parent’s nonperformance under this Section 6.13 shall be excused and the time for performance extended for the period of delay or inability to perform due to such Force Majeure Event, and Seller Parent shall have no liability hereunder (including under Article 11) in respect of such period of delay or failure to perform.

7.	EMPLOYEE AND EMPLOYEE BENEFITS MATTERS.

7.1	Scope of Article.

This Article 7 contains covenants and agreements of the parties as of and from the Closing Date with respect to:

(a)	the status of employment of the employees employed by the Transferred Entities, whether hourly or salaried, and regardless of whether they are actively at work or absent on the Closing Date (including, without limitation, due to vacation, holiday, authorized leave of absence, illness, injury or short-term disability) (the “Transferred Entity Employees”);

(b)	the status of employment of (i) the employees employed in the Business by Sellers or their Affiliates other than the Transferred Entities (the “Asset Sale Business Entities”), whether hourly or salaried and regardless of whether they are actively at work or absent on the Closing Date (including, without limitation, due to vacation, holiday, authorized leave of absence, illness, injury or short-term disability), and (ii) former employees who claim re-instatement into their former employment with the Business (but only to the extent that such claim is confirmed by a final binding, unappealable and irrevocable ruling of a court of competent jurisdiction) (collectively, (i) and (ii) herein are defined as the “Transferred Employees” and together with the Transferred Entity Employees, as the “Employees”); and

(c)	the Benefit Plans provided for or covering the Employees and (i) former employees of Sellers or their Affiliates (other than the Transferred Entities) who terminated employment with Sellers or such Affiliates while employed in the Business or retired from the Business prior to the Closing Date and (ii) all former employees of the Transferred Entities (collectively, the “Former Employees”).

Notwithstanding anything herein to the contrary, for the avoidance of doubt, the Transferred Employees and Former Employees shall not include any employees or former employees of Sellers and their Affiliates employed in connection with the operation of the Excluded Businesses or the Business at the Excluded Assets set forth on Schedule 7.1.

7.2	Employment and Other Employee Matters.

(a)	The following provisions shall apply with respect to the Transferred Employees:

(i)

Wherever legally permissible, as of the Closing Date, the Transferred Employees shall become employees of Purchaser (or one of its designated Affiliates) by operation of the applicable Laws or regulations of the jurisdiction in which each such Transferred Employee’s employment is located (the “National Laws,” which term shall include the EU Acquired Rights Directive, where applicable) and/or pursuant to the terms of any necessary transfer agreement or procedure relating to that jurisdiction, and the Assumed Liabilities shall include any and all Liabilities, including pension Liabilities, relating to such Transferred Employees. Purchaser shall assume the employment of all such Transferred Employees and agrees that the Contracts of employment and any contractual rights of Transferred Employees who become employees of Purchaser (or one of its designated Affiliates) at the Closing by operation of National Law shall continue unchanged following the Closing Date, with credit for all years of service by such Employees with Sellers, and their Affiliates where applicable, and with positions, duties, responsibilities, compensation (but not including payment or other compensation in respect or in lieu of any unvested portion under any restricted stock or stock option plan, except to the extent required by applicable National Law), employee benefits including retirement benefits, and other terms and conditions of employment, including those arising from Sellers’ internal policies and/or collective labor agreements, which are in the aggregate not less favorable than those in effect with the applicable Asset Sale Business Entity immediately before the Closing Date and that shall remain in effect for the longer of (x) the period required by applicable National Law or (y) twelve (12) months, provided, however, that notwithstanding the foregoing Purchaser shall be entitled (subject to Sections 7.2(e)(iii)(B) and (C)) to terminate Transferred Employees for cause, and to give notice of any future termination or modification of employment to such Transferred Employees that would take effect following expiry of such twelve (12) month period (or longer period under National Law), in each case in accordance with the terms of such Transferred Employees’ employment.

(ii)

With respect to the employment relationship of any Transferred Employees whose employment does not transfer at the Closing by operation of National Laws (e.g., because the applicable local law does not provide for such transfer), Seller Parent, the applicable Asset Sale Business Entity, and Purchaser shall use their commercially reasonable efforts to obtain the agreement of such Transferred Employees to transfer their employment relationship to Purchaser (or one of its designated Affiliates) effective as of the Closing Date and Purchaser (or one of its designated Affiliates) shall assume any and all Liabilities, including pension Liabilities, relating to such Transferred Employees as Assumed Liabilities. Notwithstanding the preceding sentence, Purchaser shall not have any obligation to make payments to any such Employee if not required by the applicable National Laws or to modify the contractual terms of employment of any such Employee, in each case in order to obtain such agreement. Purchaser agrees that the Contracts of employment and any contractual rights of such Transferred Employees shall have effect from the Closing Date as if originally made between Purchaser (or its designated Affiliate) and the Transferred Employees, and Purchaser shall make (or cause its designated Affiliate to make) offers of employment consistent with the foregoing, with credit for all years of service by such Transferred Employees with Sellers and their Affiliates where applicable, and positions, duties, responsibilities, compensation (but not including payment or other compensation in respect or in lieu of any unvested portion under any restricted stock or stock option plan), employee benefits including retirement benefits, and other terms and conditions of employment, including those arising from collective labor agreements, which are, in the aggregate, not less favorable than those in effect with the applicable Asset Sale Business Entity immediately before the Closing Date and which shall remain in effect for twelve (12) months, provided, however, that notwithstanding the foregoing Purchaser shall be entitled (subject to Sections 7.2(e)(iii)(B) and (C)) to terminate Transferred Employees for cause, and to give notice of any future termination or modification of employment to such Transferred Employees that would take effect following expiry of such twelve (12) month period, in each case in accordance with the terms of such Transferred Employee’s employment.

(iii)	The Purchaser shall assume all Liabilities (including employment relationship and pension Liabilities under Benefit Plans, but excluding, for the avoidance of doubt, Liabilities relating to Asbestos Claims) relating to Former Employees of the Asset Sale Business Entities, except that Purchaser shall not assume any such Liabilities relating to Former Employees employed in France at the time of termination of their employment with Sellers or their Affiliates.

(iv)	Sellers and Purchaser shall cooperate on fulfilling any requirements of any applicable National Laws and take all other necessary or advisable actions with respect to information and transfer procedures.

(v)	Wherever legally permissible, and subject to all applicable information, consultation and consent requirements, from the date hereof until the Closing, Seller Parent and Purchaser shall cooperate in good faith to identify no more than fifteen (15) Employees employed in jurisdictions other than those described in Section 1.1 hereof whose continued employment with Seller Parent or Sellers would be mutually beneficial to the parties, and Seller Parent and Sellers shall seek in good faith to employ such jointly identified Employees in other comparable positions before the Closing Date. If Seller Parent and Sellers are unable to employ such Employees in other positions or such Employees refuse to accept new positions with Seller Parent or Sellers, such Employees shall qualify as Transferred Employees in accordance with the applicable provision of this Article 7 and, if applicable, Purchaser shall reimburse any severance and other termination costs (if any) payable by Seller Parent or its Affiliates with respect to any such Employees.

(vi)	Wherever legally permissible and subject to the individual consent of the contractors (where required), the Contracts for the contractors of the Asset Sale Business Entities that constitute Transferred Assets shall be transferred to Purchaser (or one of its designated Affiliates) or a Transferred Entity at or prior to the Closing.

(vii)	Subject to Section 7.2(b), so long as Purchaser has complied with its obligations in respect of the compensation offered to Employees pursuant to Sections 7.2(a)(i) and 7.2(a)(ii), Purchaser shall not be liable for any severance or other costs (including retention payments) related to any Employee who refuses to continue their employment with the relevant Transferred Entity or to transfer their employment to Purchaser (or one of its designated Affiliates) as of Closing, other than any Employee described in Section 7.2(a)(v) hereof; provided, however, that if any Employee rejects transfer to Purchaser (or one of its designated Affiliates) at or prior to Closing and collects any such severance or other payment from Seller Parent or its Affiliates, then Purchaser shall not, and shall cause its Affiliates not to, employ such Employee for a period of twelve (12) months following the date of such rejection or termination absent reimbursement to Seller Parent or such Affiliate of the applicable severance or other payment.

(b)	Notwithstanding anything herein to the contrary, Seller Parent, Sellers and Purchaser agree that Purchaser shall promptly reimburse Seller Parent or the applicable Seller for fifty percent (50%) of all severance and other costs, payments and expenses incurred by Seller Parent and its Affiliates in connection with any Employee employed in France who refuses to continue their employment with the relevant Transferred Entity or to transfer their employment to Purchaser (or one of its designated Affiliates) as of Closing.

(c)	Seller Parent, Sellers and Purchaser acknowledge that the employment relationships of the Transferred Entity Employees (and all Liabilities relating thereto as well as any Liabilities relating to the Former Employees of the Transferred Entities) will remain with the Transferred Entities as Assumed Liabilities hereunder and shall not be affected by the Closing and that the Contracts of employment of all Transferred Entity Employees as in effect immediately prior to the Closing Date shall transfer with the Transferred Entities.

(d)

Sellers shall use their commercially reasonable efforts to obtain the agreement of the Employees listed in Schedule 7.2(d) (the “Key Employees”) to transfer their employment to Purchaser (or one of its designated Affiliates) or continue their employment with the relevant Transferred Entity, as applicable, after the Closing Date; provided, however, that Sellers shall not have any obligation to make payments or offer other benefits to such Employees or modify the terms of employment in order to obtain such agreement. If any Key Employee rejects transfer from Sellers to Purchaser (or one of its designated Affiliates) at Closing or terminates his/her employment, in accordance with the termination procedures set forth in the applicable National Laws, with the relevant Transferred Entity on or prior to the Closing Date, then (i) Sellers, to the extent permitted by Law and not in conflict with existing obligations under any relevant Contract, shall terminate his or her employment (in respect of Employees described above who have not previously terminated such employment with Sellers) and shall not employ such Key Employee for a period of twelve (12) months following the date of such rejection or termination; and (ii) Sellers shall cooperate with Purchaser to find a reasonable interim solution for the loss of such Employee. For clarity, Purchaser shall not be liable for any severance or other costs (including retention payments) related to any Key Employee who (i) refuses to continue their employment with the relevant Transferred Entity or (ii) to transfer their employment to Purchaser (or one of its designated Affiliates) so long as Purchaser is in compliance with its obligations in respect of compensation pursuant to Sections 7.2(a)(i) and 7.2(a)(ii), as applicable.

(e)	The following provisions shall apply with respect to all Employees and Former Employees:

(i)	Purchaser agrees that in computing the amount of entitlement under all terms and conditions of employment, including compensation and employee benefits, service with Sellers, the Transferred Entities or any of their respective Affiliates, and with Purchaser and its Affiliates shall be taken into account. Seller Parent and Sellers agree that they shall be solely responsible for all Liabilities arising from or related to ongoing obligations of Seller Parent or any Seller under Sellers’ Benefit Plans other than Liabilities under the Benefit Plans that will be continued by the Transferred Entities after the Closing (including the German Retirement Plans) and the Liabilities that will otherwise be assumed by Purchaser (or its designated Affiliates) pursuant to this Section 7.2 (collectively, the “Assumed Benefit Plans”). Notwithstanding anything herein to the contrary, Purchaser shall not assume any Liability with respect to any vested rights (as determined under the rules of the applicable plan) under any equity-based incentive compensation scheme of the Transferred Entities, Sellers or their Affiliates in effect prior to Closing.

(ii)	For the avoidance of doubt, Purchaser accepts that it or the Transferred Entities, as the case may be, shall be responsible (as Assumed Liabilities) for, and shall indemnify the Seller Indemnified Parties for Losses and Liabilities relating to, dismissal of Employees by Purchaser, the Transferred Entities or another one of Purchaser’s Affiliates, as the case may be, at any time on or following the Closing, notwithstanding that such amounts may be calculated by reference to periods of employment with Sellers and/or Transferred Entities and/or their Affiliates prior to the Closing as well as periods of employment with Purchaser and/or its Subsidiaries and their Affiliates on or following the Closing.

(iii)	Notwithstanding anything herein to the contrary, the following shall be Assumed Liabilities of Purchaser, subject to indemnification of the Seller Indemnified Parties pursuant to Section 11.2:

(A)	any payments relating to or arising out of the employment of (x) Employees and (y) Former Employees (including, without limitation, for any Taxes or social security contributions) other than Former Employees employed in France as of the date of termination of their employment with Seller Parent or its Affiliates;

(B)	any claim relating to or arising out of a change in the working conditions and/or terms and conditions of employment of the Employees (including under Contracts and collective agreements) initiated by Purchaser (or its designated Affiliates) and occurring on or after the Closing Date, and any Losses or Liabilities relating to or arising out of any such change (including any Loss or Liability arising out of the termination or replacement of any incentive compensation scheme (whether equity or cash based), other than vested portions thereof);

(C)	any claim (including any pending, ongoing or threatened litigation, whether known or unknown) relating to or arising out of an Employee’s or Former Employees’ (other than Former Employees employed in France as of the date of termination of their employment with Seller Parent or its Affiliates) employment or termination of employment (including with respect to any termination simultaneous with Closing, other than by Purchaser and its Affiliates), whether in Contract or in tort or under statute or other Law, for any remedy (including, without limitation, for breach of Contract, unfair dismissal, any form of severance, redundancy, indemnity or termination payment, equal pay, sex, race or disability discrimination, pain and suffering, damages, unlawful deductions from wages or for breach of statutory duty or of any other nature), and any Losses or Liabilities relating to or arising out of any such claim (including any Loss or Liability of the Seller Indemnified Parties in the event Purchaser is unable to administer or manage any such Liability without the involvement of the Seller Indemnified Parties due to applicable Law or a ruling from a court of competent jurisdiction); and

(D)	any claim, Loss, or Liability under, that relates to or arises out of the Assumed Benefit Plans or any assets or Liabilities transferred to Purchaser pursuant to Section 7.2(e).

(iv)	Where a continuance of membership of Employees and Former Employees in any Assumed Benefit Plan is legally required or requested by Sellers and permissible pursuant to the relevant plan rules, Purchaser shall use reasonable efforts to ensure that such membership is continued following the Closing Date (including, if applicable, by the relevant Transferred Entity or designated Affiliate). Except as set forth in the preceding sentence, as of the Closing Date, if legally permissible and possible in the relevant jurisdiction, each Employee shall cease to be an active participant in Sellers’ Benefit Plans and Purchaser shall ensure that the Assumed Benefit Plans are continued in accordance with the provisions of this Article 7.

(v)	As of the Closing Date, Purchaser shall establish or maintain employee benefit plans, programs or arrangements outside of the United States in accordance with the terms of this Agreement and applicable National Laws. To the extent legally permissible and possible in the relevant jurisdictions, (x) the Assumed Benefit Plans will be transferred or assigned to Purchaser, its designated Affiliate or a Transferred Entity as of the Closing Date and Purchaser, its designated Affiliate or the Transferred Entity, as the case may be, shall be solely liable for any claims relating to benefits under the Assumed Benefit Plans, and (y) Sellers shall be solely liable for any claims relating to benefits under the Benefit Plans other than the Assumed Benefit Plans.

(vi)	To the extent administratively and legally possible, Sellers will use their commercially reasonable efforts to secure that the administrators or responsible persons under Sellers’ funded Assumed Benefit Plans will (x) pay or transfer, or cause to be paid or transferred, the assets of Sellers’ Assumed Benefit Plans to Purchaser’s (or its designated Affiliates’) benefit plans in respect of Transferred Employees or (y) assign any insurance contract to Purchaser’s benefit plans in respect of Transferred Employees. Any such payment or assignment will be made as soon as practicable after the Closing Date. Purchaser will accept the assignment of any plan assets and insurance contract and will use its reasonable best efforts to secure that the administrators or other responsible persons of Purchaser’s benefit plans will accept the payment or transfer. Where the Assumed Benefit Plans include assets in respect of employees or former employees whose Liability will otherwise remain with Sellers, the basis for fixing those assets which will be transferred to Purchaser will be mutually agreed to by Seller Parent and Purchaser. Where an Assumed Benefit Plan is unfunded, there will consequently be no transfer of assets. The provisions set out in this paragraph shall not in any way limit Purchaser’s right to make future changes within the scope of applicable laws to any benefit plans.

(f)	To the extent permitted by Law, Purchaser shall give to Sellers, and Seller Parent shall give and cause to be given to Purchaser, on a timely basis all requisite and pertinent information which Sellers and Purchaser, respectively, may reasonably require in order to comply with their respective obligations with respect to the Employees and/or the Former Employees. Sellers and Purchaser shall cooperate with each other with respect to any employment-related charge, complaint, investigation or inquiry of any kind relating to any Employee and/or Former Employee, including but not limited to, providing copies of documents and making witnesses available.

(g)	Purchaser and Seller shall comply with all obligations under applicable National Laws and all reasonable requests of Purchaser or Sellers to provide information to Purchaser or Sellers for onward transmission to Employees or their representatives and/or to provide such information directly to the Employees or their representatives.

8.	CONDITIONS TO CLOSING.

8.1	Conditions to Obligations of Purchaser.

The obligations of Purchaser to be performed at the Closing are subject to the satisfaction at or prior to the Closing of each of the following conditions, unless waived by Purchaser in its sole discretion:

(a)	Absence of Injunction. No injunction, order, judgment or decree shall have been issued by any Governmental Authority of competent jurisdiction and be in effect that prohibits or enjoins the consummation of the transactions contemplated by this Agreement. No applicable Law shall have been enacted by any Governmental Authority that prohibits the transactions contemplated by this Agreement.

(b)	No Breach. The Fundamental Seller Representations shall be true and correct in all material respects as of the Closing as though such representations and warranties were made on and as of such time (or if a different date is specified therein, on and as of such date). Each representation and warranty of Seller Parent contained in this Agreement (other than the Fundamental Representations) shall be true and correct as of the Closing as though such representation and warranty was made on and as of such time (or if a different date is specified therein, on and as of such date, with such exceptions as would not reasonably be expected to have a Material Adverse Effect (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers already contained in each such representation and warranty). Subject to Section 6.13(i), each covenant and agreement of Seller Parent required by this Agreement to be performed by it at or prior to the Closing will have been duly performed and complied with in all material respects as of the Closing.

(c)	Regulatory Approvals. The EU Approval shall have been obtained and all waiting periods under any Required Merger Control Filings applicable to the transactions contemplated by this Agreement shall have expired or been terminated.

(d)	No Material Adverse Effect. No Material Adverse Effect shall have occurred after the date of this Agreement and be outstanding as of the Closing Date.

(e)	Closing Deliveries. Seller Parent shall have delivered or caused to be delivered to Purchaser the Transition Services Agreement, FMP Support Agreement, Promissory Note, Foreign Transfer Agreements and Notarial Deed, in each case duly executed by Seller Parent or its applicable Affiliate(s).

8.2	Conditions to Obligations of Seller Parent.

The obligations of Seller Parent to be performed, or caused to be performed, by Seller Parent at the Closing are subject to the satisfaction at or prior to the Closing of each of the following conditions, unless waived by Seller Parent in its sole discretion:

(a)	Absence of Injunction. No injunction, order, judgment or decree shall have been issued by any Governmental Authority of competent jurisdiction and be in effect that prohibits or enjoins the consummation of the transactions contemplated by this Agreement. No applicable Law shall have been enacted by any Governmental Authority that prohibits the transactions contemplated by this Agreement.

(b)	No Breach. The Fundamental Purchaser Representations shall be true and correct in all material respects as of Closing as though such representations and warranties were made on and as of such time (or if a different date is specified therein, on and as of such date). Each representation and warranty of Purchaser contained in this Agreement shall be true and correct as of the Closing as though such representation and warranty was made on and as of such time (or if a different date is specified therein, on and as of such date) with such exceptions as would not reasonably be expected to materially adversely affect their ability to perform their obligations hereunder, or under any other Ancillary Agreement (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers already contained in each such representation and warranty. Each covenant and agreement of Purchaser required by this Agreement to be performed by it at or prior to the Closing will have been duly performed and complied with in all material respects as of the Closing.

(c)	Regulatory Approvals. The EU Approval shall have been obtained and all waiting periods under any Required Merger Control Filings applicable to the transactions contemplated by this Agreement shall have expired or been terminated.

(d)	Closing Deliveries. Purchaser shall have delivered or caused to be delivered to Seller Parent the Transition Services Agreement, FMP Support Agreement, Assignment and Assumption Agreement, Foreign Transfer Agreements and Notarial Deed, in each case duly executed by Purchaser or its applicable Affiliate(s).

9.	TERMINATION; SURVIVAL.

9.1	Termination.

Notwithstanding anything to the contrary set forth herein, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)	by mutual consent of Purchaser and Seller Parent;

(b)	by either Seller Parent or Purchaser at any time if the transactions contemplated hereby are not consummated by the date that is twelve (12) months from the date of this Agreement (the “Deadline”), provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if breach of this Agreement by that party (including without limitation breach of obligations under Section 6.4) is the reason for the failure of the Closing to occur on or before the Deadline; provided, further, that if the Regulatory Conditions have not been satisfied by the Deadline, then Seller Parent may extend the Deadline from time to time to a date not later than fifteen (15) months following the date of this Agreement (the “Final Deadline”);

(c)	by either Seller Parent or Purchaser if an injunction, order, decision, judgment or decree is issued by the European Commission with respect to Antitrust Laws that prohibits or enjoins in any material respect the consummation of the transactions contemplated by this Agreement and such injunction, order, decision, judgment or decree becomes final and non-appealable, provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party if breach of Section 6.4 (as interpreted pursuant to Schedule 12.20) by such party is the reason for the failure of the Regulatory Conditions to be satisfied;

(d)	by either Seller Parent or Purchaser if an injunction, order, decision, judgment or decree is issued by a Governmental Authority of competent jurisdiction (other than the European Commission with respect to Antitrust Laws) that prohibits or enjoins the consummation of the transactions contemplated by this Agreement and such injunction, order, decision, judgment or decree becomes final and non-appealable;

(e)	by Purchaser, if there has been a breach of any representation, warranty, covenant or agreement made by Sellers in this Agreement such that any condition in Section 8.1(b) would not be satisfied and such breach is not cured, or such condition shall become incapable of being satisfied, as of the Deadline or, if extended, the Final Deadline, unless such failure to be satisfied or incapacity was caused by Purchaser’s breach of a representation, covenant or agreement contained herein; or

(f)	by Seller Parent, if there has been a breach of any representation, warranty, covenant or agreement made by Purchaser in this Agreement such that any condition in Section 8.2(b) would not be satisfied and such breach is not cured, or such condition shall become incapable of being satisfied, as of the Deadline or, if extended, the Final Deadline, unless such failure to be satisfied or incapacity was caused by a Seller’s breach of a representation, covenant or agreement contained herein.

9.2	Effect of Termination.

(a)	If this Agreement is terminated pursuant to Section 9.1, this Agreement (including without limitation the representations and warranties contained in Articles 3 and 4) shall become null and void and of no further force and effect, and none of the parties hereto (nor their respective Affiliates, directors, shareholders, officers, employees, agents, consultants, attorneys-in-fact or other representatives) shall have any liability in respect of such termination. Notwithstanding the foregoing, if such termination is effected pursuant to Section 9.1 and there has been a breach of this Agreement, the party having so breached shall remain liable to the other party hereto on account of such breach, and the non-breaching party shall retain all rights in equity or law arising as a result of such breach. The provisions of this Section 9.2, of Sections 12.1, 12.9, 12.14 and 12.19 and of any confidentiality agreement between the parties shall survive any termination of this Agreement.

(b)	In the event of any termination of this Agreement pursuant to Section 9.1(b), if at the time of such termination any Regulatory Condition has not been satisfied or waived, or Section 9.1(c), then Purchaser shall immediately pay to Seller Parent a non-refundable fee equal to Seven Million Dollars ($7,000,000) (the “Termination Fee”).

(c)	Purchaser and Seller Parent agree that the agreement contained in Section 9.2(b) is an integral part of the transactions contemplated by this Agreement, that without such agreement Seller Parent would not have entered into this Agreement, and that the Termination Fee does not constitute a penalty. Notwithstanding anything herein to the contrary, the right to receive payment of the Termination Fee, if and when due in accordance with the terms of this Article 9, shall not constitute Seller Parent or Sellers’ sole and exclusive remedy, and the receipt of the Termination Fee by Seller Parent shall be cumulative and in addition to any other remedy to which any Seller Indemnified Party is otherwise entitled under this Agreement, at law or in equity. Until the later of the date on which this Agreement shall have been terminated or the Termination Fee shall have been paid, Seller Parent shall be entitled to specific performance to enforce the obligations of Purchaser under this Agreement.

10.	POST-CLOSING OBLIGATIONS.

10.1	Covenant Not to Compete.

Seller Parent agrees that it shall not, and shall cause its Affiliates not to, for a period of three (3) years after the Closing Date, directly or indirectly engage (whether as an owner, partner, member, manager, equityholder or otherwise) in the Business as conducted on the date hereof or on the Closing Date (“Competitive Activities”) in any jurisdiction other than the US; provided that the foregoing shall not prohibit:

(a)	Seller Parent or any of its Subsidiaries or any of the accounts managed by them, including without limitation, of any pension or other benefit plan of each, from owning any outstanding capital stock or other equity interests of any Person engaging in any Competitive Activities provided the aggregate beneficial ownership of Seller Parent or such Subsidiaries, as applicable (without reference to pension or other benefit plan assets) does not exceed more than five percent (5%) of all issued and outstanding securities of any such Person;

(b)	Seller Parent or any of its Subsidiaries from engaging in any or all of the Excluded Businesses, including Seller Parent or any of its Subsidiaries from engaging in the aerospace friction material business conducted anywhere in the world (including designing, developing, manufacturing and selling for original equipment applications and service (which includes repair and overhaul) of any cerametallic or other friction material for Aerospace Applications);

(c)	Seller Parent or any of its Subsidiaries from acquiring any Person or business that engages in Competitive Activities provided that (i) such activities do not constitute the principal activities of the Person or business to be acquired (based on the sales of such business during the preceding four (4) full calendar quarters) and (ii) if Competitive Activities constitute in excess of fifteen percent (15%) of the revenues of the Person or business acquired during such time, Seller Parent shall, or shall cause such Subsidiary to, divest that portion of such Person or business that engages in Competitive Activities within twelve (12) months after the acquisition thereof;

(d)	Seller Parent or any of its Subsidiaries from maintaining or acquiring any business that designs, develops, manufactures, markets, repairs, overhauls and/or sells the kinds of materials or services that are supplied to the Business as of the Closing Date, including chemicals or plastic components; provided, that design, development, manufacture, marketing, repair, overhaul and/or sale of such materials or services is part of a broader business and Seller Parent and its Subsidiaries are not engaging in such business solely for the purposes of being in the Business;

(e)	Seller Parent or any of its Subsidiaries from owning any and all of the Excluded Assets and Retained Interests, and in the case of any Retained Interest which is an Equity Interest in a Transferred Entity, conducting the business thereof, in accordance with Section1.5; and

(f)	Seller Parent or any of its Subsidiaries from undertaking any obligations (including fulfilling their obligations under Section 10.8 hereof) and exercising their rights under this Agreement and the Ancillary Agreements.

Notwithstanding anything to the contrary in this Agreement, the prohibitions in this Section 10.1 shall not apply to (i) any businesses or operations of Seller Parent or any of its Subsidiaries which are transferred to any third party (other than to a Subsidiary of Seller Parent) after the date hereof, or (ii) to any Subsidiaries of Seller Parent the stock of which is transferred to any third party (other than to a Subsidiary of Seller Parent) after the date hereof.

If any provision contained in this Section 10.1 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 10.1, but this Section 10.1 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time that is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 10.1 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.

10.2	[Omitted].

10.3	Tax Matters.

(a)	Seller’s Pre-Closing Tax Returns. Seller Parent will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of Sellers (including the consolidated, unitary, or combined Tax Returns of Sellers) that include the operation of the Business or the Transferred Assets for all taxable periods (or portions thereof) ending prior to the Closing Date and all Tax Returns of Sellers which are required under applicable law to be filed as a consequence of the transactions contemplated under this Agreement.

(b)

Transferred Entities’ Pre-Closing Tax Returns. Seller Parent shall prepare, or cause to be prepared, (i) all Tax Returns of any Transferred Entities for any taxable period ending prior to the Closing Date and (ii) all Tax Returns of any Transferred Entity for any taxable period during all or a portion of which the Transferred Entity is a member of a consolidated, combined, unitary or affiliated group or a fiscal unity with Seller Parent or its Affiliates (other than the

Transferred Entities). Each such Tax Return shall be prepared in a manner consistent with historical practice, except to the extent otherwise required by Law. Seller Parent shall submit each such Tax Return (and any additional information regarding such Tax Return as may reasonably be requested by Purchaser) to Purchaser for filing at least thirty (30) business days prior to the due date for filing such Tax Return to allow Purchaser to review, comment, and object to the Tax Return based on Purchaser’s reasonable review. If Purchaser objects to such Tax Return, Purchaser shall notify Seller Parent of its objection in writing at least twenty (20) days prior to the due date for filing such Tax Return. Purchaser and Seller Parent shall negotiate in good faith in an attempt to resolve the objection to the reasonable satisfaction of both parties and, if they are unable to resolve the dispute within five (5) days of Seller Parent’s receipt of Purchaser’s written notification, the parties shall refer the disputed Tax Return to the Accounting Firm for final determination. The Accounting Firm shall make a final determination, which will be binding on both parties, at least five (5) days prior to due date for filing such Tax Return. Purchaser shall pay or cause to be paid all Taxes required to be paid with each such Tax Return, provided that Seller Parent shall be responsible for, and shall indemnify Purchaser no later than the due date of such Tax Return for, Retained Taxes shown as due on such Tax Return, except to the extent such Taxes were included in the calculation of Final Closing Date Net Working Capital.

(c)	Post-Closing Tax Returns. Purchaser will prepare and timely file, or cause to be prepared and timely filed, all other Tax Returns that are required to be filed in respect of the Transferred Assets, the Business and the Transferred Entities. Each such Tax Return to be prepared and filed for a Straddle Period (“Straddle Period Tax Return”) shall be prepared in a manner consistent with historical practice, except to the extent otherwise required by Law, and shall be provided to Seller Parent (together with any additional information regarding such Straddle Period Tax Return as may reasonably be requested by Seller Parent) for review and comment at least thirty (30) business days prior to the due date for filing to allow Seller Parent to review, comment, and object to the Straddle Period Tax Return based on Seller Parent’s reasonable review. If Seller Parent objects to such Straddle Period Tax Return, Seller Parent shall notify Purchaser of its objection in writing at least twenty (20) days prior to the due date for filing such Straddle Period Tax Return. Purchaser and Seller Parent shall negotiate in good faith in an attempt to resolve the objection to the reasonable satisfaction of both parties and, if they are unable to resolve the dispute within five (5) days of Purchaser’s receipt of Seller Parent’s written notification, the parties shall refer the disputed Straddle Period Tax Return to the Accounting Firm for final determination. The Accounting Firm shall make a final determination, which will be binding on both parties, at least five (5) days prior to the due date for filing such Straddle Period Tax Return. Purchaser shall pay, or cause to be paid, all Taxes shown as due on each such Tax Returns, provided, however, that in the case of a Straddle Period Tax Return, Sellers shall be responsible for, and Seller Parent shall indemnify Purchaser no later than the due date of such Straddle Period Tax Return for, Retained Taxes shown as due on such Straddle Period Tax Return, except to the extent such Taxes were included in the calculation of Final Closing Date Net Working Capital.

(d)	Allocation of Straddle Period Taxes. For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and payable for a Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending prior to the Closing Date shall (i) in the case of any real and personal property Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period up to but not including the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any other Tax, be deemed equal to the amount which would be payable if the relevant Straddle Period ended prior to the Closing Date. Any prepayments and deposits of Taxes by Sellers or a Transferred Entity relating to a Straddle Period shall be taken into account as though the relevant Straddle Period ended prior to the Closing Date, and any Tax credits for a Straddle Period shall be allocated between the pre-Closing and post-Closing portions of the Straddle Period in the same manner as the Tax to which they relate would be allocated. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Transferred Entities and the Sellers.

(e)	Group Tax Returns. Where a Transferred Entity is a member of a consolidated, combined, unitary or affiliated group or in a fiscal unity with Sellers or their Affiliates (other than the Transferred Entities) for any taxable period (or portion thereof) ending before the Closing Date, Sellers or their Affiliates (other than the Transferred Entities) (i) shall, if required or permitted by applicable law, use any of their losses, credits or other tax attributes to reduce the Tax liability of the Transferred Entity for taxable periods (or portions thereof) ending before the Closing Date and (ii) may, if required or permitted by applicable law, use any losses, credits or other tax attributes of the Transferred Entity arising in a taxable period (or portion thereof) ending before the Closing Date to reduce their own Tax liability and shall not be required to compensate the Transferred Entity or Purchaser for any such losses, credits or other tax attributes.

(f)

Refunds. If Purchaser or any Transferred Entity receives a refund (or a credit against non-Retained Taxes in lieu of a refund) of Retained Taxes (excluding any refund or credit attributable to any loss in a tax year (or portion of a Straddle Period) beginning on or after the Closing Date applied (e.g., as a carryback) against income in a Tax year (or portion of a Straddle Period) ending before the Closing Date), Purchaser will pay to the applicable Seller within thirty (30) days following the receipt of such refund (or the application of such credit), an amount equal to such refund (or credit), except to the extent any such refund (or credit) has been taken into account in the calculation of Final Closing Date Net Working

Capital. For the avoidance of doubt, the immediately preceding sentence shall apply to any VAT paid by a Transferred Entity on purchases made by the Transferred Entity (“Input VAT”) for any tax period (or portion thereof) ending before the Closing Date for which the Transferred Entity receives a refund, or a credit against VAT otherwise payable by the Transferred Entity to a Taxing Authority on sales made by the Transferred Entity (“Output VAT”) for any tax period (or portion thereof) beginning on or after the Closing Date, and for this purpose Input VAT of the Transferred Entity shall be credited against Output VAT payable by the Transferred Entity on a “first in – first out” basis, unless otherwise provided by law. If the Sellers receive a refund (or a credit against Retained Taxes in lieu of a refund) of non-Retained Taxes, Seller Parent will pay, or cause to be paid, to Purchaser, within thirty (30) days following the receipt of such refund (or the application of such credit), the amount of such refund (or credit).

(g)	Settlement of Deficiencies and Adjustments. If any Governmental Authority issues to any Purchaser or Transferred Entity a notice of deficiency or any other type of proposed adjustment of Taxes of the Transferred Entity that could give rise solely to Retained Taxes, Purchaser must notify Seller Parent within thirty (30) Business Days of receipt of the notice of deficiency or other proposed adjustment. Seller Parent and the applicable Seller shall, at their own expense, have the sole and exclusive right to contest any assessment or other proposed adjustment of Taxes of the Transferred Entity that could give rise solely to Retained Taxes. Sellers have full right to control the conduct of any audit or administrative or judicial proceeding (a “Tax Proceeding”) that could give rise solely to Retained Taxes; provided, however, that Purchaser and its representatives shall have the right, at Purchaser’s expense, to participate in any such Tax Proceeding; provided, further, that settlement or other resolution of such Tax Proceeding shall be subject to the consent of Purchaser (which consent shall not be unreasonably withheld). Seller Parent shall keep Purchaser fully and timely informed with respect to the commencement, status and nature of any Tax Proceeding controlled by it and Seller Parent shall in good faith allow Purchaser to make comments to Seller Parent regarding the conduct of or positions taken in any such Tax Proceeding. Purchaser, at its own expense, has the sole and exclusive right to contest any assessment or other proposed adjustment of Taxes of a Transferred Entity that could give rise to non-Retained Taxes, and shall control the conduct of any Tax Proceeding that could give rise to non-Retained Taxes; provided, however that, if any such Tax Proceeding could give rise to Retained Taxes as well as non-Retained Taxes, then (i) Seller Parent and its representatives shall have the right, at Seller Parent’s expense, to participate in any such Tax Proceeding, (ii) settlement or other resolution of any such Tax Proceeding shall be subject to the consent of Purchaser (which consent shall not be unreasonably withheld), and (iii) Purchaser shall keep Seller Parent fully and timely informed with respect to the commencement, status and nature of any such Tax Proceeding and Purchaser shall in good faith allow Seller Parent to make comments to Purchaser regarding the conduct of or positions taken in any such Tax Proceeding.

(h)	Cooperation and Exchange of Information. Seller Parent and Purchaser shall provide, or cause to be provided to, each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, an amended return or claim for refund, determining a liability for Taxes, including any VAT liability in connection with the transactions contemplated in this Agreement, or a right to refund of Taxes or in conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of all relevant Tax Returns, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by taxing authorities and records concerning the ownership and tax basis of property, which either party may possess. Each party shall make its employees available on a mutually convenient basis to provide explanation of any documents or information provided hereunder. Notwithstanding the foregoing, no party shall be required to prepare any documents (except tax data packages referred to below), or determine any information not then in its possession, in response to a request under this Section 10.3(h). Except as otherwise provided in this Agreement, the party requesting assistance hereunder shall reimburse the other for any reasonable out-of-pocket costs incurred in providing any return, document or other written information, and shall compensate the other for any reasonable costs (excluding wages and salaries) of making employees available, upon receipt of reasonable documentation of such costs. Each party will retain and maintain all returns, schedules and workpapers and all material records, computer software and data maintained thereunder, or other documents relating thereto, until the expiration of the statute of limitations (including extensions) of the taxable years to which such returns and other documents relate and, unless such returns and other documents are offered to the other party, until the final determination of any payments which may be required in respect of such years under this Agreement and to give the other party reasonable notice prior to transferring, destroying or discarding any such books and records or computer software and data maintained thereunder, and, if the other party so requests, shall allow the other party to take possession of such books and records or computer software and data maintained thereunder. Any information obtained under this Section 10.3(h) shall be kept confidential, except as may be otherwise necessary in connection with the filing of returns or claims for refund or in conducting any audit or other proceeding. Purchaser and the Transferred Entities shall, at their own cost and expense, fully and accurately complete and submit any tax data packages required by Sellers within the time periods established by the tax department of Seller Parent consistent with past practices. Purchaser and Seller Parent further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(i)	Termination of Prior Tax Sharing Agreements. Effective on the Closing Date, all tax sharing agreements, whether or not written, to which a Transferred Entity is party shall be terminated at or prior to the Closing, and the Transferred Entity shall have no further rights or obligations thereunder, and the provisions of this Agreement shall govern the rights and obligations of Sellers, Purchaser and the Transferred Entities to make or receive payments with respect to Taxes or refunds of Taxes of the Transferred Entities. Seller Parent shall execute, or cause to be executed (and shall cause the other Sellers and the Transferred Entities to execute), any documents that may be reasonably required to evidence agreement with this Section 10.3(i).

(j)

German Tax Group Transferred Entities. Sellers have by mutual termination agreement or termination for good cause terminated the domination and profit transfer agreements (Beherrschungs- und Gewinnabführungsverträge) to which the German Tax Group Transferred Entities are parties effective as at the close of December 31, 2013, provided that the domination and profit transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between Honeywell Deutschland GmbH and Honeywell Friction Materials International GmbH dated November 22, 2012, shall be so terminated at or prior to Closing and effective as at the Closing Date. Sellers shall execute, or cause to be executed, any documents that may be required under the applicable law for due termination, including the deregistration of the domination and profit transfer agreements in the German commercial register (Handelsregister). Sellers and Purchaser agree that (i) the domination and profit transfer agreements have been duly performed until and including December 31, 2013, provided that the domination and profit transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between Honeywell Deutschland GmbH and Honeywell Friction Materials International GmbH dated November 22, 2012, will be duly performed until the Closing Date and (ii) Sellers shall be entitled to any profits and obliged to cover any losses of the German Tax Group Transferred Entities until such relevant date. The parties further agree that (i) the profits or losses of each German Tax Group Transferred Entity until and including December 31, 2013 shall be based on the annual statutory accounts for the business year 2013 of such German Tax Group Transferred Entity, and in addition that the profits or losses of Honeywell Friction Materials International GmbH under the domination and profit transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) with Honeywell Deutschland GmbH dated November 22, 2012, until the Closing Date shall be determined based on an interim pro-forma income statement and balance sheet as of such date to be drawn up by Honeywell Friction Materials International GmbH pursuant to applicable German GAAP as soon as practicable after the Closing Date and to be agreed by Sellers and Purchaser, (ii) if Sellers and Purchaser do not agree on such income statement and pro-forma balance sheet within six (6) months of the Closing Date, then any dispute shall be submitted to a “big four” accounting firm whose resolution of the dispute shall, absent fraud or manifest error, be final and binding on the parties and the fees of whom shall be paid 50% by each party, (iii) the amount of profits or losses of such German Tax Group Transferred Entity determined according to (i) or (ii) above, plus interest required by law, shall be paid in the case of profits by such German Tax Group Transferred Entity to Honeywell Deutschland GmbH, and in the case of losses by Honeywell Deutschland GmbH to such German Tax Group Transferred Entity, in both cases to be paid within 30 days after the statutory accounts of such German Tax Group Transferred Entity for 2013 (or in the case of Honeywell Friction Materials International GmbH’s profits or losses for the period January 1, 2014 until the Closing Date, Honeywell Friction Materials International GmbH’s statutory accounts for its year that includes the Closing Date) have been approved by the German Tax Group Transferred Entity’s shareholder(s), and (iv) if any such payment is made after the Closing Date, then immediately upon receipt of any such payment (A) from such German Tax Group Transferred Entity to Honeywell Deutschland GmbH, Honeywell Deutschland GmbH shall pay the Purchaser an amount equal to the amount Honeywell Deutschland GmbH received from such German Tax Group Transferred Entity or (B) from Honeywell Deutschland GmbH to such German Tax Group Transferred Entity, the Purchaser shall pay Honeywell Deutschland GmbH an amount equal to the amount Honeywell Deutschland GmbH paid to such German Tax Group Transferred Entity, which payment in either case shall be treated as an adjustment of the purchase price paid by the Purchaser to Honeywell Deutschland GmbH for the Equity Interest in such German Tax Group Transferred Entity (or in the case of Honeywell Aftermarket Europe GmbH, the Equity Interest in Honeywell Bremsbelag GmbH). In the case of any payment to be made after the Closing Date pursuant to clause (iii) of the immediately preceding sentence, Purchaser will use reasonable best efforts to ensure (i) that the amount of the payment (excluding interest) shall be properly reflected in accordance with German GAAP and applicable law in the statutory accounts of the German Tax Group Transferred Entity with respect to which such payment will be made for the year that includes the period for which such payment will be made and (ii) such statutory accounts shall be approved by the shareholder(s) of such German Tax Group Transferred Entity. For the avoidance of doubt, any payment to be made after the Closing Date, or the obligation to make any such payment, under this Section 10.3(j) shall not be taken into account for purposes of the Post-Closing Adjustments in Section 2.2. Seller Parent shall be responsible for, and shall indemnify Purchaser for all such Taxes that result from, the termination of the domination and profit transfer agreement and the exit of German Tax Group Transferred Entities from the German fiscal unity including, but not limited to, Taxes to be paid or withheld due to the compliance with the obligations resulting from the fiscal unity. Any payments to be made (if any) in relation to the domination and profit transfer agreements including but not limited to its consummation or termination are to be understood as net of German withholding taxes required by law to be withheld (i.e. after deduction of any such German withholding taxes).

(k)	Code Section 338(g) Elections. Purchaser shall have the right, without the consent of Seller or Seller Parent, to make an election under Code Section 338(g) with respect to any one or more of the Transferred Entities. Purchaser shall indemnify and hold harmless Seller Parent for any increased Tax liability of Seller Parent as a result of any such election made by Purchaser under Code Section 338(g).

(l)	Tax Indemnification. Seller Parent shall indemnify and hold harmless Purchaser and the Transferred Entities for any Retained Taxes; provided, however, that Seller Parent’s obligations to indemnify Purchaser and the Transferred Entities pursuant to this Section 10.2(l) shall not apply to any Retained Taxes to the extent the Liability for such Taxes was taken into account in the calculation of the Final Closing Date Net Working Capital. For the avoidance of doubt, Seller Parent’s obligations to indemnify Purchaser and the Transferred Entities pursuant to this Section 10.2(l) shall not be subject to any limitation under Article 11.

(m)	Restriction on Post-Closing Dividends. If a Transferred Entity pays a dividend to Purchaser (or engages in a transaction that is treated as a dividend for US income tax purposes) on or after the Closing Date and on or before December 31, 2014, and if Purchaser does not make an election under Code Section 338(g) with respect to the Transferred Entity, then Purchaser shall indemnify and hold harmless Seller Parent for any increased Tax liability of Seller Parent as a result of any such actual or deemed dividend.

10.4	Further Assurances.

From time to time after the Closing, without further consideration, the parties shall cooperate with each other and shall execute and deliver instruments of transfer or assignment or assumption, or such other documents, to the other party as such other party reasonably may request to evidence or perfect Purchaser’s right, title and interest to the Transferred Assets or to more effectively relieve Sellers of any liabilities or obligations to be assumed by Purchaser hereunder, and otherwise carry out the transactions contemplated by this Agreement (including, for the avoidance of doubt, taking such actions as may be required to finalize the transfer of any Transferred Assets set forth on Schedule 1.1(b)(ii) and Schedule 1.1(c)(ii) to Honeywell Chongqing and Honeywell Romania, respectively, to the extent not transferred as of Closing).

10.5	Reports; Access to Books and Records.

After the Closing, Purchaser shall permit Sellers to have reasonable access to and the right to make copies of Purchaser’s or the Transferred Entities’ or their Affiliates’ books, records and files to the extent reasonably necessary for use in litigation, financial reporting, tax return preparation, or tax compliance or other compliance (including compliance with the stock exchange rules and regulations) matters. In addition, Purchaser shall make available to Sellers, upon Sellers’ reasonable request, personnel of Purchaser, the Transferred Entities or their Affiliates who are familiar with any such matter requested. Purchaser agrees to preserve and keep all of the books, records and files of the Business included in the Transferred Assets for a period of not less than five (5) years after the Closing Date, or for any longer period as may be required (i) by any Governmental Authority, (ii) by any Law or (iii) in connection with any ongoing litigation, suit or proceeding. Prior to disposing of any such information, Purchaser shall afford Sellers a reasonable opportunity, at Sellers’ cost and expense, to segregate, remove or copy such books, records and files as Sellers may select to the extent reasonably necessary for such purposes. Purchaser shall also make available to Sellers, at Sellers’ cost and expense and to the extent related to an Excluded Liability, copies of (x) process, material, test, manufacturing and quality specifications, and (y) sales information reflecting volume, customers, yearly totals and similar information.

10.6	Cooperation in Litigation.

Purchaser and Seller Parent shall reasonably cooperate with each other in the prosecution or defense of any claim, litigation or other proceeding arising from their respective conduct of the Business acquired by Purchaser pursuant to this Agreement and involving one or more third parties. Purchaser and Seller Parent shall cooperate in (i) maintaining all records used in and relevant to claims referred to in Sections 1.6 to 1.8 and (ii) designating custodian(s) of record for such purposes. The party requesting such cooperation shall pay the reasonable out-of-pocket expenses incurred in providing such cooperation (including reasonable legal fees and disbursements) by the party providing such cooperation and by its officers, directors, employees and agents, but shall not be responsible for reimbursing such party or its officers, directors, employees and agents for their time spent in such cooperation. Purchaser agrees that it shall not, and shall cause its Affiliates not to, encourage any third party to commence any lawsuit in respect of, or otherwise pursue, claims referred to in Sections 1.6 to 1.8.

10.7	Names and Marks.

(a)

Purchaser acknowledges and agrees that it does not by virtue of any of the transactions contemplated by this Agreement or otherwise, obtain any rights to Sellers’ Marks, all of which are, and will remain, the sole property of Seller Parent and its Affiliates (other than the Transferred Entities). Purchaser further acknowledges and agrees that Seller Parent and its Affiliates retain exclusively all rights to any names, marks, trade names or trademarks not used exclusively in the Business and any of the foregoing that are not Transferred Intellectual Property. Notwithstanding the foregoing, for a period not to exceed ninety (90) days from the Closing Date, Purchaser shall have the limited right (i) to use up Business Inventory, stationery and other printed material acquired pursuant to this Agreement without modifying any trademark or logo thereon, provided that all such material carrying any of the Sellers’ Marks shall clearly indicate by stamp, sticker or other similar notice or marking that the Transferred Assets are now owned by Purchaser, and (ii) to use Business Personal Property acquired pursuant to this Agreement without modifying any trademark or logo thereon, provided that, in the case of tooling, Purchaser marks any product manufactured with such tooling to indicate the date of manufacture and shall eliminate such trademark or logo from such tooling prior to abandoning or disposing thereof.

(b)	Without prejudice to Section 10.7(a), Purchaser shall promptly and, in any event (if not in violation of applicable Law or otherwise prohibited by a Governmental Authority) shall within ninety (90) days after the Closing Date, change the name of each Transferred Entity with the relevant Governmental Authority in such Transferred Entity’s jurisdiction of formation to remove any of Sellers’ Marks from the name of such entity.

10.8	[Omitted].

10.9	[Omitted].

10.10	[Omitted].

10.11	Performance of Obligations.

The Purchaser shall, and shall cause the applicable Transferred Entities to, perform and fulfill all obligations and commitments of the Business existing as of the Closing Date or thereafter incurred, all in accordance with this Agreement and the Ancillary Agreements.

10.12	Deed Restriction.

Promptly after the Closing, Purchaser and/or its Affiliates, at Purchaser’s or such Affiliate’s sole cost and expense, agree (to the extent allowed under applicable Laws and/or customary practice) to record with the recorder’s office or other appropriate office having jurisdiction over the real property set forth on Schedule 10.12 (the “Restricted Property”) the Land Use Restriction in form and substance as set forth on Attachment D hereto with respect to the Restricted Property, which Land Use Restriction shall run with the land and bind Purchaser and all future owners of the Restricted Property. Purchaser shall furnish evidence to Seller Parent of such recordation promptly after such recordation is made.

11.	INDEMNIFICATION.

11.1	Indemnification by Seller Parent.

Subject to the terms and conditions of this Agreement (including, without limitation, Section 11.4), from and after the Closing, Seller Parent shall indemnify and hold harmless Purchaser and its Affiliates, and each of their respective directors, officers and employees (collectively “Purchaser Indemnified Parties”), from and against and in respect of any and all Losses which any of them incur which are the result of or arise out of any one or more of the following:

(a)	any breach of any covenant or agreement on the part of any Seller in this Agreement or any Ancillary Agreement (other than the Support Agreements);

(b)	any breach of a representation and warranty set forth in Article 3, or any of the matters identified in Schedule 11.1(b); or

(c)	any of the Excluded Liabilities (other than Asbestos Claims, for which indemnification is provided under Schedule 11.6).

11.2	Indemnification by Purchaser.

Subject to the terms and conditions of this Agreement, from and after the Closing, Purchaser shall indemnify and hold harmless Sellers and their Affiliates, and their respective directors, officers and employees (collectively “Seller Indemnified Parties”), from and against and in respect of any and all Losses which any of them may incur which are the result of or arise out of any one or more of the following:

(a)	any breach of any covenant or agreement on the part of the Purchaser in this Agreement or any Ancillary Agreement (other than the Support Agreements);

(b)	any breach of a representation or warranty set forth in Article 4;

(c)	any of the Assumed Liabilities;

(d)	any TMD Claims up to the amount of the TMD Claims Cap; or

(e)	the operation of the Business from and after the Closing Date, other than to the extent that Seller Parent is required to indemnify any Purchaser Indemnified Party for such Losses under this Article 11, taking into account any limitations set forth herein.

11.3	Survival.

(a)	The representations and warranties made by Seller Parent and Purchaser in Articles 3 and 4, respectively, and any related indemnity obligations hereunder which arise in respect of a breach of such representations or warranties shall survive the Closing and shall terminate, and be of no further force and effect, on the date that is eighteen (18) months after the Closing Date; provided, however, that (i) the Fundamental Representations shall survive indefinitely, (ii) the representations and warranties contained in Section 3.24 (Romanian Investment Scheme) shall survive until the expiration of the covenants contained in Section 2.4 in accordance with their terms and (iii) the representations and warranties contained in Section 3.19 (Taxes) shall survive until the date that is sixty (60) days after the expiration of the applicable statute of limitations. In the case of German Taxes, any Tax related claims of the Purchaser will not become statute barred prior to sixty (60) days after the relevant tax liability has become formally and materially binding (formell und materiell bestandskräftig).

(b)	All covenants and agreements contained herein which by their terms are required to be performed or complied with prior to the Closing (each, a “Pre-Closing Covenant”) shall survive the Closing and remain in full force and effect for a period of eighteen (18) months from the Closing Date, and all other covenants and agreements contained herein, as well as Pre-Closing Covenants to the extent they contemplate performance following the Closing, shall survive the Closing and remain in full force and effect in accordance with their terms, provided, that (i) the covenants and agreements contained in this Agreement relating to Taxes shall survive the Closing and remain in full force and effect until thirty days following the expiration of the applicable statute of limitations; (ii) the indemnification obligations under Section 11.1(c) to the extent relating to Required Pre-Closing Soil/Groundwater Remediation shall terminate, and be of no further force and effect, on the tenth anniversary of the Closing Date; (iii) the indemnification obligations under Section 11.1(c) to the extent relating to Required Pre-Closing Asbestos Remediation shall terminate, and be of no further force and effect, on the date that is twenty-four (24) months after the Closing Date; and (iv) the indemnification obligations under Section 11.1(c) to the extent relating to Pre-Closing Environmental Non-Compliance shall terminate, and be of no further force and effect, on the date that is thirty-six (36) months after the Closing Date.

(c)	An Indemnitor shall have no liability or obligation to any Indemnitee with respect to claims made pursuant to Section 11.1 or Section 11.2 unless the Indemnitor has received notice of such claim (describing the claim, the amount thereof, if known and quantifiable, and the basis thereof) within the applicable survival period set forth in this Section 11.3; provided, that if any claim for indemnification hereunder which has been previously asserted by either party to this Agreement pursuant to a notice of claim in accordance with Section 11.5 below is still pending at the expiration of the applicable survival period, such claim shall survive, but only to the extent of the claim as made prior to the expiration of such survival period, until resolved.

11.4	Limitations on Indemnity.

(a)	Other than any claim relating to a breach of the Fundamental Seller Representations or a breach of the representations and warranties in Section 3.19 (Taxes), 3.13(c) or 3.14(a), Seller Parent shall have no liability or obligation to any Purchaser Indemnified Party with respect to any claims (or group of related claims or claims having a similar factual or legal basis) made pursuant to Section 11.1(b), until the aggregate amount of Losses that are imposed on or incurred by the Purchaser Indemnified Parties in respect of all such claims exceeds One Million Dollars ($1,000,000) (the “Threshold”), and thereafter only to the extent that such Losses exceed the Threshold.

(b)	Other than any claim relating to a breach of the Fundamental Seller Representations or a breach of the representations and warranties in Section 3.19

(Taxes), in no event shall Seller Parent have any liability or obligation to any Purchaser Indemnified Party with respect to any claim (or group of related claims or claims having a similar factual or legal basis) made pursuant to Section 11.1(b) unless the Losses claimed thereunder exceed fifty thousand Dollars ($50,000).

(c)	Other than in the case of fraud, in no event shall Seller Parent’s aggregate liability or obligation for Losses in respect of all claims (or group of related claims or claims having a similar factual or legal basis):

(i)	within the scope of Section 11.1(b), collectively exceed an amount equal to fifteen percent (15%) of the Purchase Price (the “General Cap”), other than any claim in respect of a breach of the Fundamental Seller Representations or a breach of the representations and warranties in Section 3.19 (Taxes), 3.13(c) or 3.14(a); or

(ii)	within the scope of Section 11.1(c) in respect of any Required Pre-Closing Asbestos Remediation, Pre-Closing Environmental Non-Compliance or Required Pre-Closing Soil/Groundwater Remediation, collectively exceed, an amount equal to forty-five percent (45%) of the Purchase Price (the “Environmental Cap”); or

(iii)	within the scope of Section 11.1 or otherwise brought pursuant to this Agreement, exceed an amount equal to the Purchase Price (the “Aggregate Cap” and, together with the General Cap and the Environmental Cap, the “Seller Liability Caps”), other than claims within the scope of Schedule 11.6 or claims within the scope of Section 11.1(c) in respect of the Excluded Assets, Retained Taxes, Indebtedness or the Excluded Businesses (for which there shall be no cap); or

(iv)	within the scope of Section 11.1(a) in respect of a breach of Seller Parent’s obligations under Section 6.13, collectively exceed an amount equal to ten percent (10%) of the Purchase Price.

(d)	Other than in the case of fraud by Purchaser, in no event shall Purchaser’s aggregate liability or obligation pursuant to Section 11.2(d) for Losses in respect of all TMD Claims (including pursuant to Section 6.12) collectively exceed an amount equal to Two Million Dollars ($2,000,000.00) (the “TMD Claim Cap”).

(e)

Seller Parent shall have no liability or obligation to any Purchaser Indemnified Party under Section 11.1 for any Loss (or portion thereof) (i) of any equityholder (or Affiliate thereof other than Federal-Mogul Corporation and its Subsidiaries) in Purchaser or any of its Affiliates (without prejudice, for the avoidance of doubt, to the recoverability of any such Losses in respect of Asbestos Claims to the extent indemnifiable under Schedule 11.6) or (ii) to the extent that such Loss (or such portion) arises out of or is exacerbated by (A) facts or circumstances relating solely to the identity of Purchaser or its Affiliates; (B) any action or omission carried out at the express written request of, or with the written consent of, Purchaser; (C) a breach by Purchaser or its Affiliates of any obligation under this Agreement or the Ancillary Agreements or (D) any change in or to any Laws after Closing which results in or has the effect of imposing more onerous requirements than those in effect at Closing.

(f)	For purposes of calculating the amount of Losses in connection with a claim for indemnification under Section 11.1 or Section 11.2 (but, for the avoidance of doubt, not for purposes of determining whether a breach has occurred), each of the representations and warranties that contains any qualifications as to “materiality”, “Material Adverse Effect” or similar shall be deemed to have been given as though there were no such qualifications, and any such qualifications shall be disregarded for such purpose.

(g)	Notwithstanding anything to the contrary herein, in no event shall any Indemnitor be liable to any Indemnitee hereunder for any Losses that constitute consequential, indirect, special, exemplary or punitive damages or Losses that constitute damages or Losses for lost business, income or profits, loss of business reputation or opportunity or diminution of value, except in each case, to the extent such damages are payable to a third party (excluding, for the avoidance of doubt, any holder of shares or other equity interests (or Affiliate thereof) in Purchaser or any of its Affiliates) pursuant to a final, non-appealable judgment or order in connection with the final determination or settlement of a Third Party Claim.

(h)	Notwithstanding anything to the contrary herein, in no event shall Seller Parent be liable to any Purchaser Indemnified Party for any Losses (or portion thereof) that constitute royalty or similar payments arising out of a TMD Claim (including any settlement thereof) or, for the avoidance of doubt, to the extent such Losses (or portion thereof) arise out of or relate to the use of the technology patented in EP0654616B1 by Purchaser or its Affiliates, except to the extent that such technology is used in the same manner and products as it was used by the Business prior to Closing (excluding, for the avoidance of doubt, any use of such technology in connection with any other part, or product, of the friction material business or any other business of Purchaser or its Affiliates).

(i)	Upon payment of any amount pursuant to any claim for indemnification hereunder, the Indemnitor shall be subrogated, to the extent of such payment, to all of the Indemnitee’s rights of recovery against any third party with respect to any matter to which such claim relates.

(j)	In calculating the amounts payable by Seller Parent pursuant to Section 11.1 (and any amounts applied towards the Threshold):

(i)

the amount of any indemnifiable Losses shall be determined without duplication or double counting of any Liabilities reflected in the final Closing Statement (including the calculation of the Purchase Price) or other Loss for which an indemnification claim has been made and recovered by a Purchaser Indemnified Party under any other representation, warranty, covenant or agreement and shall be reduced by (i) amounts recovered by the Purchaser Indemnified Party under indemnification agreements or arrangements with third parties or under any insurance policy (including worker’s compensation insurance) with respect to such Losses; and (ii) recovery from third parties by the Purchaser Indemnified Party. If, subsequent to receiving an indemnification payment hereunder, a Purchaser Indemnified Party receives any amounts from any such third party under any such applicable indemnity agreements, insurance policies or otherwise, then Purchaser shall cause such Purchaser Indemnified Party to promptly reimburse Seller Parent for any such payment made up to the amount received by such Purchaser Indemnified Party, net of any expenses incurred by such Purchaser Indemnified Party in collecting such amounts. Further, if the amount of Losses determined under this subsection are reduced to reflect any amounts recovered by the Purchaser Indemnified Parties from any such third party under any such applicable indemnity agreements or otherwise and the Purchaser Indemnified Parties are subsequently determined by a final and binding decision of a court of competent jurisdiction to be required to disgorge all or any part of such amounts, Seller Parent will be obligated to promptly make payment to the Purchaser Indemnified Parties in an amount equal to the disgorged amount; and

(ii)	the amount of any indemnifiable Loss (or portion thereof) arising out of or relating to any product recall or product warranty claim shall be allocated to Seller Parent solely in such proportion (the “Product Recall Loss Allocation”) as is appropriate to reflect the relative fault of Seller Parent and its Affiliates, on the one hand, and the Purchaser Indemnified Parties, on the other hand, and Seller Parent’s liability and obligation to indemnify the Purchaser Indemnified Parties in respect of any such Loss shall be limited to its Product Recall Loss Allocation of such Loss. Determination of a Product Recall Loss Allocation will take into account, without limitation, whether the Purchaser Indemnified Parties effected a timely recall, failed to diligently satisfy customer requirements or otherwise sought to prevent or mitigate the applicable Loss and such other actions or omissions of the Purchaser Indemnified Parties which may have exacerbated or contributed to such Loss.

(k)	Notwithstanding any other provision of this Agreement, Seller Parent shall have no liability or obligation to any Purchaser Indemnified Party for any Loss (or portion thereof) (x) covered by Section 11.1(b) and relating to the representations and warranties in Section 3.13 or (y) covered by Section 11.1(c) and relating to Pre-Closing Environmental Liabilities, in each case to the extent that such Loss (or such portion):

(i)	arises out of or is exacerbated by (A) Management of any Hazardous Materials by the Purchaser Indemnified Parties; (B) any failure by the Purchaser Indemnified Parties following the Closing to comply with any applicable Environmental Law; (C) any act or omission by any Purchaser Indemnified Party after Closing which is willful, reckless or grossly negligent; or (D) any change of use by Purchaser or its Affiliates at any Owned Real Property or Leased Real Property after Closing to a non-industrial use;

(ii)	consists of the costs of routine maintenance or repair or the costs of replacement, improvement or upgrade of or to any building or other structure; or

(iii)	arises out of or relates to (A) any Required Pre-Closing Soil/Groundwater Remediation or, in the case of an Asbestos Condition, Required Pre-Closing Asbestos Remediation that is performed to standards that are higher than Applicable Remediation Standards, unless such higher standards are imposed by legal authorities with jurisdiction over the Required Pre-Closing Soil/Groundwater Remediation or Required Pre-Closing Asbestos Remediation, as applicable or (B) any other remedial or response action whatsoever that is performed to standards that are higher than those which are applicable to the industrial use of the relevant Owned Real Property or Leased Real Property.

(l)	Notwithstanding any other provision of this Agreement, Seller Parent shall have no liability or obligation to Purchaser Indemnified Party for any Loss (or portion thereof) in respect of any Soil and/or Groundwater Contamination or Asbestos Condition to the extent that such Loss (or such portion) arises out of or relates to the total or partial cessation of operations or activities or any development, expansion, decommissioning, demolition, removal, or construction of any facility, plant, equipment, building or structure at any Owned Real Property or Leased Real Property after Closing, except to the extent such Loss (or such portion) is solely attributable to carrying out Required Pre-Closing Soil/Groundwater Remediation or Required Pre-Closing Asbestos Remediation, as the case may be.

(m)	Without prejudice to any other provision of this Agreement, Purchaser on behalf of each Purchaser Indemnified Party agrees that Seller Parent shall be entitled in relation to any remedial or other response actions which are to be carried out in relation to Soil and/or Groundwater Contamination and/or Asbestos Condition to select or adopt the most reasonable cost actions including (without limitation) risk-based remediation standards, natural attenuation, institutional controls, and/or deed restrictions provided they do not unreasonably interfere with the industrial use of the relevant Indemnified Site or other relevant Owned Real Property or Leased Real Property as carried out at Closing.

(n)	Notwithstanding anything herein to the contrary, the exclusive remedies of the Purchaser and/or any Purchaser Indemnified Party in respect of any Losses relating to the exposure of any person to asbestos shall be limited to the extent of the Seller Parent’s indemnity obligations set out in Schedule 11.6 and, for the avoidance of doubt, neither this Section 11.4 nor any of the limitations or restrictions set forth herein (including without limitation the survival periods, Seller Liability Caps and the Threshold) shall be deemed to apply with respect to Asbestos Claims, which are separately provided for in Schedule 11.6.

11.5	Indemnification Procedure.

(a)	Any Person making a claim for indemnification pursuant to Section 11.1 or Section 11.2 (an “Indemnitee”) shall notify the indemnifying party (an “Indemnitor”) of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim subject to indemnification pursuant to Section 11.1 or Section 11.2, or of any obligation or facts which may reasonably be expected to give rise to such claim for indemnification, describing the claim, the amount thereof (if known and quantifiable), and the basis thereof (a “Notice of Claim”), provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent such failure shall have prejudiced the Indemnitor.

(b)	With respect to any third party action, lawsuit, proceeding, investigation or other claim or potential claim (in each case excluding any action, lawsuit, proceeding, investigation or other claim or potential claim of a shareholder or other holder of equity interests (or an Affiliate thereof) in Purchaser or any of its Affiliates) which is the subject of a Notice of Claim other than a TMD Claim (a “Third Party Claim”), an Indemnitor shall be entitled but not obliged to assume control and/or conduct (with counsel of its choice) the defense of such Third Party Claim at the Indemnitor’s expense and at its option by sending written notice of its election to do so within fifteen (15) Business Days after receiving the Notice of Claim from the Indemnitee as aforesaid; provided, however, that:

(i)	The Indemnitee shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose (the fees and expenses of such separate counsel shall be borne by Indemnitee); and to assert against any third party (other than the Indemnitor or any of its Subsidiaries or Affiliates) any and all crossclaims and counterclaims the Indemnitee may have, subject to Indemnitor’s prior written consent, which consent shall not be unreasonably withheld;

(ii)	If the Indemnitor elects to assume the defense of any such Third Party Claim the Indemnitor shall be entitled to compromise or settle such claim in its sole discretion so long as either (x) such compromise or settlement is purely monetary, does not impose injunctive or equitable relief or sanction against the Indemnitee, does not include any other material financial obligation on the part of the Indemnitee and provides an unconditional release of the Indemnitee with respect to such claim or (y) the Indemnitor shall obtain the prior written consent of the Indemnitee (which shall not be unreasonably withheld); and

(iii)	If the Indemnitor shall not have assumed the defense of such Third Party Claim within the fifteen (15) Business Day period set forth above, the Indemnitee may assume the defense of such claim with counsel selected by it (and reasonably acceptable to the Indemnitor) and may make any compromise or settlement thereof or otherwise protect against the same and be entitled to all amounts paid as a result of such Third Party Claim or any compromise or settlement thereof, provided that, in the case of any such compromise or settlement, (x) such compromise or settlement is purely monetary and provides an unconditional release of the Indemnitor with respect to such Third Party Claim, or (y) the Indemnitee shall obtain the prior written consent of the Indemnitor (which shall not be unreasonably withheld).

(c)	The Indemnitee shall at all times cooperate, at its own expense, in all reasonable ways with, make its relevant files and records available for inspection and copying by, and make its employees available or otherwise render reasonable assistance to, the Indemnitor.

(d)	With respect to any third party action, lawsuit, proceeding, investigation or other claim or potential claim (in each case excluding any action, lawsuit, proceeding, investigation or other claim or potential claim of a shareholder or other holder of equity interests (or an Affiliate thereof) in Purchaser or any of its Affiliates) which is the subject of a Notice of Claim and which relates to a TMD Claim, from and after the Closing, the Purchaser shall not be entitled to assume control or conduct the defense thereof. Seller Parent shall not, and shall cause the other Sellers not to, settle any TMD Claim other than for monetary damages without the written consent of Purchaser (not to be unreasonably withheld, delayed or conditioned).

(e)

The foregoing clauses 11.5(a) and 11.5(b) notwithstanding, with respect to any claim by an Indemnitee (including in respect of a Third Party Claim) for indemnification pursuant to 11.1(b) and relating to the representations and warranties in Section 3.13 (Environmental Conditions) or pursuant to Section 11.1(c) and relating to Pre-Closing Environmental Liabilities (or, for the avoidance of doubt, any such claim in respect of any Excluded Assets), the Indemnitor shall be entitled (but not obligated) at any time to assume and have control and/or conduct of the matter with respect to which the Indemnitee claims indemnity (hereinafter “Purchaser Claims”), which Purchaser Claims include, without limitation, any actions or steps to address or otherwise in relation to any Soil and/or Groundwater Contamination or Asbestos Condition or any other environment-related condition including, without limitation, site investigations, sampling, monitoring, assessment, clean-up, remediation, treatment, destruction, containment, removal, transportation, disposal (including without limitation disposal offsite) of or in relation to any Hazardous Materials (hereinafter a “Site Remediation”), provided, however, that Indemnitee shall have the right to review and approve (such approval not to be unreasonably withheld, delayed or conditioned) actions proposed to be taken by the Indemnitor with respect to Purchaser Claims. Indemnitee agrees that it shall reasonably cooperate in any and all reasonable ways with the Indemnitor, including by:

(i)	providing the Indemnitor, its employees, agents, contractors and subcontractors and other authorized representatives engaged by or associated with the Indemnitor (collectively, the “Indemnitor Personnel”) and representatives of any governmental agency with reasonable access to any property of the Indemnitee to control, conduct, supervise and/or carry out Site Remediation; provided, however, that such access shall be subject to the terms of an access agreement reasonably acceptable to Indemnitee and provided further that such access shall only occur at times and for periods reasonably agreed to by Purchaser and shall not unreasonably interfere with the Business activities conducted at any facilities;

(ii)	providing reasonable assistance in securing any required permits or approvals (including without limitation by holding in its name any such permit where necessary or appropriate, provided that Indemnitor confirms that any liability which may arise as a result of holding such permit in Indemnitee’s name will be subject to indemnification pursuant to the terms of this Article 11) in order to perform any Site Remediation; provided, however, that reasonable, out-of-pocket expenses incurred by the Indemnitee in providing such assistance shall be reimbursed by the Indemnitor;

(iii)	providing such support as may be reasonably required and requested by the Indemnitor or Indemnitor Personnel in conducting any Site Remediation and in managing, conducting, settling and/or defending any Third Party Claim; including without limitation, permitting the Indemnitor to review, copy and/or consult pertinent books, documents and records and to interview knowledgeable employees, provided that reasonable expenses incurred by the Indemnitee in providing such assistance shall be reimbursed by the Indemnitor; provided further that Indemnitee may preclude access by Indemnitor to any records or other information that are legally privileged (provided that the Indemnitee shall use its commercially reasonable efforts to disclose such records and information in a way that would not waive such privilege); and provided, finally, that access to records or other information that are confidential may be conditioned upon execution of customary non-disclosure undertakings in respect of such records and information;

(iv)	providing such decision, comments or information as may reasonably be requested by the Indemnitor to avoid unreasonable delay in the performance of any Site Remediation and/or any assessment, settlement or defense of any Third Party Claim;

(v)	providing any necessary temporary, non-exclusive license or easements upon any property of the Indemnitee, any necessary access to utilities, including but not limited to water, at the expense of the Indemnitor (provided the charges for such utilities are separately metered), and any necessary place to receive any treated water, at the expense of the Indemnitor, provided that such easement or access does not materially interfere with the Business activities conducted at any facilities;

(vi)	providing reasonable assistance in prosecuting any claims it may have against third party contributors to the underlying matter; and

(vii)	permitting the Indemnitor to undertake any Site Remediation necessary to fulfill Indemnitor’s responsibilities under this Agreement, subject to Indemnitee’s review and approval (not to be unreasonably withheld, delayed or conditioned) and provided that Indemnitor’s access shall be subject to the terms of an access agreement reasonably acceptable to Indemnitee, such access shall only occur at times and for periods reasonably agreed to by Purchaser and such access shall not unreasonably interfere with the Business activities conducted at any facilities.

The Indemnitor shall be permitted (but not obligated), with the consent of Indemnitee (such consent not to be unreasonably withheld, delayed or conditioned), to conduct, manage and control through counsel, consultant and/or contractor of its choosing and reasonably acceptable to Indemnitee: (a) any interaction with, including, without limitation, any negotiation, of an agreement or settlement with, Governmental Authorities; (b) any Site Remediation; and (c) any claim, action proceeding, or investigation with respect to Purchaser Claims. Notwithstanding the foregoing, the Indemnitor shall be obligated to reasonably consult with the Indemnitee concerning the Indemnitor’s communications with any Governmental Authorities or third parties on issues which may materially prejudice the Indemnitee’s interests with respect to such matters. Furthermore, Purchaser agrees to promptly notify Seller Parent of any notice concerning any Site Remediation or Environmental Claim made by any party on or after the Closing Date.

11.6	Asbestos Indemnification by Seller Parent.

Notwithstanding anything to the contrary in any other Section of this Agreement (including but not limited to the other Sections of this Article 11) or any Ancillary Agreement or communication, the provisions of Schedule 11.6, and only such provisions, shall apply with respect to all Asbestos Claim Losses which any one or more of the Purchaser Indemnified Parties may incur which are the result of or arise out of Asbestos Claims.

11.7	Exclusive Remedy.

Notwithstanding anything else contained in this Agreement to the contrary, except as expressly set forth in Sections 1.5(c), 7.2, 9.2, 10.2 and 12.21 and except in the case of fraud, after the Closing, indemnification pursuant to and in accordance with the provisions of this Article 11 and Schedule 11.6 shall be the sole and exclusive remedy of the parties from and after the Closing Date with respect to any and all claims arising out of or in connection with this Agreement and the transactions contemplated hereby, including in respect of any misrepresentation or breach of any warranty, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto. Without limiting the generality or effect of the foregoing, as a material inducement to the other parties hereto entering into this Agreement, Purchaser hereby waives, from and after the Closing, any claim or cause of action, known and unknown, foreseen and unforeseen, which it or any of its Affiliates may have against Sellers and their Affiliates (including rights to indemnification or contribution, or any other rights or remedies), including without limitation under the common law or federal or state securities Laws, trade regulation Laws or other Laws (including any relating to Tax, environmental, real estate or employee matters), by reason of this Agreement, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby or thereby, except for claims or causes of action brought under and subject to the terms and conditions of the provisions contained in this Article 11 or in Schedule 11.6.

11.8	Treatment of Indemnity Payments.

Seller Parent and Purchaser agree that all indemnification payments made in accordance with this Article 11 or Schedule 11.6 will be treated by the parties as an adjustment to the Initial Purchase Price.

12.	MISCELLANEOUS.

12.1	Expenses.

Except as otherwise set forth in this Agreement (including Sections 6.13 and 9.2), if the transactions contemplated hereby are not consummated, all costs, expenses and disbursements incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses. Each Party hereby covenants and agrees to pay one half of any transfer, documentary, sales, use, value added, stamp, registration and other similar Taxes incurred in connection with the transactions contemplated under this Agreement (all such items so incurred are referred to herein collectively as “Transfer Taxes”), except that (i) any value added or similar taxes for which Purchaser is entitled to a refund or credit shall be paid 100% by Purchaser and (ii) any business tax payable (if any) in connection with the transfer to Purchaser (or its designated Affiliate) pursuant to Section 6.9(d) of the rights to receive payment in respect of any China Intercompany Indebtedness that has not been settled on or prior to Closing, if applicable, shall be paid 100% by Sellers. Seller Parent and Purchaser shall cooperate to file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. For the avoidance of doubt, Transfer Taxes imposed or incurred in connection with a Pre-Closing Restructuring shall be borne 100% by Seller Parent.

12.2	Bulk Sales.

Purchaser hereby waives compliance with any applicable bulk sales Law.

12.3	Assignability.

This Agreement shall not be assignable by any party without the express written consent of Seller Parent, in the case of a proposed assignment by Purchaser, or Purchaser, in the case of a proposed assignment by Seller Parent; provided, however, that Purchaser may assign its rights under this Agreement in whole (or in part) and pursuant to one or more assignments at one or more time(s), upon written notice to, but without the prior written consent of, Seller Parent (i) prior to the Closing, to Federal-Mogul Corporation or a Subsidiary or Subsidiaries wholly owned, directly or indirectly through one or more intermediaries, by Federal-Mogul Corporation, in any case so long as the assignor guarantees, by instrument in form and substance reasonably satisfactory to the other party, the obligations of the assignee(s) under this Agreement, (ii) following the Closing, in connection with the sale to a third party of all or substantially all of the assets of Purchaser’s and its Affiliates’ friction materials business, in connection with the sale to a third party of all or substantially all of the equity interests of Purchaser and/or its Affiliates that conduct Purchaser and its Affiliates’ friction materials business, or in connection with or pursuant to any deemed assignment under applicable Law as a result of any merger or consolidation, provided that any such assignment shall not relieve Purchaser of its obligations hereunder, (iii) following the Closing, in connection with an internal restructuring of Purchaser’s business or a spin-off or similar transaction following the consummation of which the shareholding of Federal-Mogul Corporation is unchanged, or (iv) at any time, to any third-party lenders of Purchaser (or any entity described in clause (i) hereof) for collateral security purposes in connection with any debt financing. Any assignment, including assignments by operation of law such as mergers, dissolutions, reorganizations, the sale of the capital stock and the like, in violation of this Section 12.3 shall be null and void and of no force and effect.

12.4	Binding Effect.

This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of the parties hereto.

12.5	Notices.

All notices and other communications required or permitted to be given hereunder shall be (as elected by the party giving such notice) (i) personally delivered against receipt to the party to whom it is to be given with copies to all others listed, (ii) transmitted by telecopy or facsimile, (iii) transmitted by postage prepaid certified mail, return receipt requested, or (iv) delivered by a recognized overnight courier service, in each case at the following addresses or telecopy numbers (or at such other addresses or telecopy numbers for a party as shall be specified by like notice):

(a)	If to Seller Parent:

Senior Vice President and General Counsel

Honeywell International Inc.

101 Columbia Road

Morristown, New Jersey 07962

Facsimile: +1 (973) 455-4217

with a copy to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

31st Floor

New York, New York 10022

Attention: Doug Bacon

Facsimile: +1 (212) 277-4001

(b)	If to Purchaser:

c/o Federal-Mogul Corporation

26555 Northwestern Highway

Southfield, Michigan 48033

Attention: Senior Vice President and General Counsel

Facsimile: +1 (248) 354-7727

with a copy to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

Attention: Jonathan Klein

Facsimile: (212) 884-8502

All such notices and other communications shall be deemed to have been duly given on (A) the date of receipt if delivered personally or by telecopy or facsimile (with issuance by the transmitting machine of confirmation of successful transmission), (B) the day of delivery as indicated on the return receipt if delivered by mail, or (C) one (1) Business Day after the date of mailing by the overnight courier if sent by overnight courier. Any party hereto may change its address for purposes hereof by notice to all other parties.

12.6	Counterparts.

This Agreement may be executed and delivered (including by facsimile or portable document format (PDF) transmission) simultaneously in two (2) or more counterparts, each of which shall be original copy of this Agreement, but all of which, when taken together, shall constitute one and the same instrument.

12.7	Attachments and Schedules.

All Annexes, Exhibits, Attachments and Schedules attached hereto, and any Annexes, Exhibits, Attachments and Schedules attached thereto, are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any such Annexes, Exhibits, Attachments or Schedules shall be deemed to refer to this entire Agreement, including all such Attachments and Schedules. Without prejudice to the foregoing, the parties agree to the application of Schedule 12.7 and Schedule 12.20 hereto in respect of the matters set forth therein, and that such matters shall be incorporated herein by reference and expressly made a part of this Agreement as though completely set forth herein in respect of such matters.

12.8	Disclosure.

Any exception, item, matter or other disclosure set forth on a particular Schedule to this Agreement shall be deemed to have been disclosed with respect to all other Articles, Sections, clauses, Schedules or Annexes of this Agreement to which such disclosure may apply, whether or not a specific cross-reference to such Article, Section, clause, Schedule or Annex is made to the extent the applicability of such disclosure to such other Article, Section, clause, Schedule or Annex is reasonably apparent on the face of such disclosure. Neither the specification of any Dollar amount in the representations and warranties set forth in Article 3 or elsewhere herein nor the indemnification provisions of Article 11 nor the inclusion of any exception, item, matter or disclosure on any Schedule (including the Disclosure Schedule), shall be deemed to constitute an admission of Liability by Sellers or an admission by Sellers, or otherwise imply, that any such amounts or the items so included are material for purposes of this Agreement.

12.9	Governing Law.

This Agreement shall in all respects be interpreted and construed in accordance with, and this Agreement and all matters arising out of or relating in any way whatsoever (whether in contract, tort or otherwise) to this Agreement shall be governed by, the internal laws of the State of New York.

12.10	Consent to Jurisdiction; Venue.

Each of Purchaser and Seller Parent hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New York sitting in New York County and the courts of the United States of America located in New York County, New York for any dispute, controversy or claim (a “Dispute”) arising out of or relating to this Agreement or the transactions contemplated hereby (other than any sections of this Agreement that contain their own dispute resolution mechanics, to which this Section 12.10 shall not apply except to enforce such provisions), agrees not to commence any Dispute relating hereto except in such courts, and further agrees that service of any process, summons, notice or document by US registered mail to its respective address set forth in Section 12.5, shall be effective service of process for any Dispute brought against it in any such court. Each of the parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any Dispute in the courts of the State of New York sitting in New York County or the courts of the United States of America located in New York County, New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Dispute brought in any such court has been brought in an inconvenient forum. Each of the parties hereto agrees that a judgment in any such Dispute may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by Law. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING IN ANY WAY TO TRANSACTION MATTERS.

12.11	Definitions.

For purposes of this Agreement:

“144A Offering” shall have the meaning specified in Section 6.13(e).

“1933 Act” shall have the meaning specified in Section 6.13(e).

“‘34 Act Disclosure” shall have the meaning specified in Section 6.13(e).

“2011 Financials” shall have the meaning specified in Section 6.13(c).

“2012 Financials” shall have the meaning specified in Section 6.13(c).

“2013 Financials” shall have the meaning specified in Section 6.13(a)(ii).

“2013 Scheduled Capex Amount” means an amount equal to $28,700,000.

“Accounting Firm” shall mean Deloitte or, if such firm is unable or unwilling to so act (to the extent required under the provisions of this Agreement), such other internationally recognized firm of independent public accountants as shall be agreed upon in writing by Purchaser and Seller Parent.

“Aerospace Applications” shall mean commercial and/or military applications for aircraft or spacecraft.

“Affiliate” shall mean, as to any specified Person, any other Person, which, directly or indirectly, at the time such determination is being made, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, “control” means the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Cap” shall have the meaning specified in Section 11.4(c)(iii).

“Agreement” shall have the meaning specified in the Preamble.

“Ancillary Agreements” shall mean the Transition Services Agreement, FMP Support Agreement, Promissory Note, Assignment and Assumption Agreement, Purchaser Intellectual Property Assignments, Foreign Transfer Agreements, Deeds and each other agreement and instrument to be executed and delivered by any Seller or Purchaser, or their respective Affiliates, pursuant to this Agreement.

“Antitrust Law” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the H S R Act, and all federal, state, local, municipal, national, international, or supranational Laws intended to prohibit or regulate conduct having the purposes or effect of monopolization, abuse of dominance, restraint of trade, or substantial lessening of competition.

“Applicable Remediation Standards” shall mean standards which are the minimum standards required under Environmental Laws and applicable to the industrial use and operations at the respective Indemnified Sites as carried out at Closing and, in relation to any Asbestos Condition, shall mean the minimum Asbestos Remediation Works which are required and necessary (A) to comply with a mandatory order served by a competent regulatory authority acting lawfully under and in accordance with Asbestos Laws requiring the undertaking of Asbestos Remediation Works in respect of an Asbestos Condition, or (B) to satisfy the minimum requirements of Asbestos Laws in respect of an Asbestos Condition.

“Asbestos Claim Losses” shall have the meaning specified in Schedule 11.6.

“Asbestos Claims” shall have the meaning specified in Schedule 11.6.

“Asbestos Condition” shall mean asbestos that is present in a friable state or condition prior to Closing in or on any building or other structure, or in or on any building materials, furnishings or fixtures, including asbestos fibers present prior to Closing in the form of dust, such that in the course of occupation, operation and maintenance of the relevant Owned Real Property or Leased Real Property in connection with the operation of the Business (as the Business is substantially conducted on the Closing Date) such asbestos presents a reasonably probable risk to human health or safety.

“Asbestos Laws” shall mean any applicable Laws in force on the Closing Date (or in force at an earlier date that are no longer in force but under which the Sellers or the Transferred Entities still have obligations and/or liabilities), relating to asbestos or the risks associated with asbestos.

“Asbestos Notice of Claim” shall have the meaning specified in Schedule 11.6.

“Asbestos Remediation Works” shall mean works or other measures to manage an Asbestos Condition.

“Assessment Date Inventory” shall have the meaning specified in Schedule 12.7.

“Assessment Date Inventory Value” shall have the meaning specified in Schedule 12.7.

“Asset Sale Business Entities” shall have the meaning specified in Section 7.1(b).

“Assignment and Assumption Agreement” shall have the meaning specified in Section 5.3(c).

“Assumed Benefit Plans” shall have the meaning specified in Section 7.2(e)(i).

“Assumed Liabilities” shall have the meaning specified in Section 1.6.

“Audit Financial Statements” shall have the meaning specified in Section 6.13(c).

“Baseline FX Rate” shall mean a Euro to Dollar exchange rate of 1.30.

“Benefit Plans” shall have the meaning specified in Section 3.16(b).

“Business” shall mean the business, as conducted by Sellers and the Transferred Entities through Seller Parent’s friction materials strategic business unit, of (i) designing, developing, manufacturing, marketing, repairing, overhauling and selling of Friction Materials and Other Products for vehicle, industrial and rail applications; (ii) distributing, marketing and selling brake fluids; and (iii) distributing, marketing, selling, repairing and overhauling Hard Parts for vehicles or rail applications; provided, however, that the term “Business” shall not include any of the Excluded Businesses.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which banks in New York, New York are required to or may be closed.

“Business Intellectual Property” shall mean (i) the Transferred Intellectual Property, and (ii) all Intellectual Property owned by any Transferred Entity that is not Excluded Intellectual Property.

“Business Inventory” shall mean all inventory (including raw materials, work-in-process and finished goods) of the Transferred Entities, and all inventory owned and used by Sellers primarily in the conduct of the Business, other than, in each case, any inventory specified on Schedule 1.3(t).

“Business Personal Property” means furnishings, furniture, computer equipment, office equipment and supplies, vehicles, tooling (but for customer-owned tooling, only the right to use such tooling), patterns, dies, jigs, machinery and equipment, and other tangible personal property (other than Business Inventory and any items disposed of after the date hereof in the ordinary course of business) owned by the Transferred Entities and all such tangible personal property owned and used or held for use by Sellers primarily in the conduct of the Business.

“Capex” means capital expenditures and investments, and related costs and expenses, of the type described in the Capex Plan as reflected in the books and records of the Business.

“Capex Plan” shall mean the capital expenditure investment plan set forth on Annex 2 of Schedule 6.2.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act as of 1980, as amended.

“China Intercompany Indebtedness” shall have the meaning specified in Section 6.9(d).

“China Steps Plan” shall have the meaning specified in Section 6.9(e).

“Closing” shall have the meaning specified in Section 5.1.

“Closing Date” shall have the meaning specified in Section 5.1.

“Closing Date Indebtedness” means Indebtedness of the Transferred Entities as of the Effective Time; provided, however, that Closing Date Indebtedness shall not include: (i) any China Intercompany Indebtedness or any item of Indebtedness owed by any Transferred Entity to Seller Parent or any of its Affiliates which is repaid, capitalized, cancelled or otherwise extinguished prior to Closing pursuant to Section 6.9; (ii) any Liability to the extent such Liability constitutes Net Working Capital or (iii) any Indebtedness owed by a Transferred Entity to another Transferred Entity.

“Closing Date Net Debt” means the amount (which may be a positive or a negative number), as of the Effective Time, equal to the difference of (i) the amount of Closing Date Indebtedness minus (ii) the amount of Retained Cash. Notwithstanding anything herein to the contrary, “Closing Date Net Debt” shall exclude obligations to the extent repaid or terminated without further obligation before Closing (or to the extent repaid at the Closing with funds that are both (x) not included as Retained Cash and (y) not provided by Purchaser on behalf of Sellers or the Target Entities).

“Closing Date Net Working Capital” means the Net Working Capital as of the Effective Time, as calculated in accordance with the Specified Accounting Principles; provided, however, that, for purposes of calculating the Closing Date Net Working Capital, if the Reference FX Rate is more or less than the FX Range, then the amount of each of the assets and liabilities comprised in the Closing Date Net Working Capital that is valued in Euros shall be converted into Dollars on the basis of the Baseline FX Rate.

“Code” shall mean the US Internal Revenue Code of 1986, as amended.

“Combined Adjusted EBITDA” means, with respect to any measurement period, EBITDA of the Combined Business for such period, determined in accordance with US GAAP consistently applied, but adjusted to exclude any (i) losses, costs or charges derived from any extraordinary, unusual, infrequent or nonrecurring event, (ii) losses resulting from the sale or other disposition of assets not in the ordinary course of business, (iii) deductions or losses attributable to adjustments relating to periods preceding the Closing Date, (iv) any gain, loss, cost, charge or income resulting from a change in US GAAP, and (v) losses, costs or charges attributable to any restructuring, refinancing, or acquisitions of businesses or lines of business consummated subsequent to the Closing Date.

“Combined Adjusted EBITDA Margin” means (i) the cumulative Combined Adjusted EBITDA for Fiscal Year 2016 and Fiscal Year 2017, divided by (ii) the cumulative Combined Revenue for Fiscal Year 2016 and Fiscal Year 2017, all as determined in accordance US GAAP consistently applied.

“Combined Business” means the friction business unit of the Purchaser, including the Business from and after Closing.

“Combined Revenue” means, with respect to any measurement period, the total revenue of the Combined Business during such period, as determined in accordance US GAAP consistently applied.

“Competitive Activities” shall have the meaning specified in Section 10.1.

“Condé Facility” means the real property located in Condé, France which is owned by Friction Materials France, and all buildings, fixtures, improvements and structures located thereon and all appurtenances belonging thereto.

“Confidentiality Agreement” shall have the meaning specified in Section 12.14.

“Consent” shall mean any action, approval, consent or authorization.

“Contracts” means any binding contract, agreement, instrument, lease, license or commitment, but excluding this Agreement and any Ancillary Agreements.

“Deadline” shall have the meaning specified in Section 9.1(b).

“Deeds” shall have the meaning specified in Section 5.3(e).

“Disclosure Schedule” means the disclosure schedule delivered by Seller Parent to Purchaser concurrently herewith.

“Dispute” shall have the meaning specified in Section 12.10.

“Dollars” or “$” shall mean lawful currency of the US.

“Earn-Out Acceleration Event” means (i) the failure of the Related Parties, collectively, to own, directly or indirectly, at least fifty percent (50%) of the then-outstanding common stock or voting power of Federal-Mogul Corporation, any Subsidiary of Federal-Mogul Corporation, or any other Person that operates a material portion of the Business or the Combined Business or (ii) the sale of all or substantially all, or a material portion of, the assets utilized in connection with the Combined Business or any other transaction the consummation of which would result in the Combined Business ceasing to exist or be able to operate on a stand-alone basis in substantially the same manner as immediately preceding such transaction. For purposes of this definition, “Related Parties” means (1) Carl Icahn and his siblings, his and their respective spouses and descendants (including stepchildren and adopted children) and the spouses of such descendants (including stepchildren and adopted children) (collectively, the “Family Group”); (2) any trust, estate, partnership, corporation, company, limited liability company or unincorporated association or organization (each an “Entity” and collectively “Entities”) controlled by one or more members of the Family Group; (3) any Entity over which one or more members of the Family Group, directly or indirectly, have rights that, either legally or in practical effect, enable them to make or veto significant management decisions with respect to such Entity, whether pursuant to the constituent documents of such Entity, by contract, through representation on a board of directors or other governing body of such Entity, through a management position with such Entity or in any other manner (such rights hereinafter referred to as “Veto Power”); (4) the estate of any member of the Family Group; (5) any trust created (in whole or in part) by any one or more members of the Family Group; (6) any individual or Entity who receives an interest in any estate or trust listed in clauses (4) or (5), to the extent of such interest; (7) any trust or estate, substantially all the beneficiaries of which (other than charitable organizations or foundations) consist of one or more members of the Family Group; (8) any organization described in Section 501(c) of the Code, over which any one or more members of the Family Group and the trusts and estates listed in clauses (4), (5) and (7) have direct or indirect Veto Power, or to which they are substantial contributors (as such term is defined in Section 507 of the Code); (9) any organization described in Section 501(c) of the Code of which a member of the Family Group is an officer, director or trustee; or (10) any Entity, directly or indirectly (A) owned or controlled by or (B) a majority of the economic interests in which are owned by, or are for or accrue to the benefit of, in either case, any Person or Persons identified in clauses (1) through (9) above. For the purposes of this definition, and for the avoidance of doubt, in addition to any other Person or Persons that may be considered to possess control, (x) a partnership shall be considered controlled by a general partner or managing general partner thereof, (y) a limited liability company shall be considered controlled by a managing member of such limited liability company and (z) a trust or estate shall be considered controlled by any trustee, executor, personal representative, administrator or any other Person or Persons having authority over the control, management or disposition of the income and assets therefrom.

“Earn-Out Consideration” shall have the meaning specified in Section 2.5(a).

“Earn-Out Dispute Notice” shall have the meaning specified in Section 2.5(d).

“Earn-Out Financial Statements” shall have the meaning specified in Section 2.5(c).

“EBITDA” means earnings before interest, Tax, depreciation and amortization.

“Effective Time” shall have the meaning specified in Section 5.2.

“Employees” shall have the meaning specified in Section 7.1(b).

“Encumbrance” shall mean any mortgage, lien, pledge, security interest, hypothecation, easement, encumbrance or other similar charge or restriction.

“Enforceability Exceptions” shall have the meaning specified in Section 3.2.

“Environmental Cap” shall have the meaning specified in 11.4(c)(ii).

“Environmental Claims” shall mean any and all actions, suits, written demands, demand letters, written claims, liens, written notices of non-compliance or violation, written notices of liability or potential liability, investigations, proceedings, consent orders or consent agreements received from a Governmental Authority pursuant to any Environmental Law or Environmental Permit or from any other Person, including claims alleging bodily injury, property damage, or injury or threat of injury to health, safety or the environment including claims for costs, liabilities damages, losses, fines, penalties and expenses.

“Environmental Law” shall mean any applicable international, European, national, federal, state, regional, or local statute, law, regulation, directive, order, judgment, decree, injunction, or principle of common law relating to the protection of the environment or natural resources and the protection of the health and safety of employees and other workers or any third party and of other individuals from or related to exposures to Hazardous Materials, in each case to the extent in force and legally binding on the Closing Date, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et. seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and

Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substance Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.) or any Law having similar effect in any jurisdiction other than the US, and including those that were in force at an earlier date and are no longer in force but under which the Sellers or the Transferred Entities still have legally binding obligations and/or liabilities.

“Environmental Permit” shall mean any permit, approval, license, consent, agreement, registration, or other authorization issued, granted or required by a Governmental Authority to operate the Business or the Owned Real Property or the Leased Real Property under any applicable Environmental Law.

“Equity Interest” shall have the meaning specified in Section 3.3.

“Estimated Closing Date Net Debt” shall mean an estimate of Closing Date Net Debt delivered pursuant to Section 2.1(b).

“Estimated Closing Date Net Working Capital” shall mean an estimate of Closing Date Net Working Capital delivered pursuant to Section 2.1(b).

“Estimated Spent Capex” shall mean an estimate of Spent Capex delivered pursuant to Section 2.1(b).

“EU Approval” shall mean the approval, consent or clearance of the European Commission pursuant to Council Regulation (EEC) No. 4064/89, as amended.

“Excluded Assets” shall have the meaning specified in Section 1.3.

“Excluded Businesses” shall mean the following:

(i)	the worldwide aerospace friction material business of Seller Parent and its Affiliates, including (x) the design, development, manufacture and sale for original equipment applications and service (including repair and overhaul) of any cerametallic, carbon-carbon or other friction material or Hard Parts for Aerospace Applications by Seller Parent or any of its Affiliates, and any technology, know-how and Excluded Intellectual Property related thereto, of Seller Parent and its Affiliates and (y) the design, development, manufacture, marketing and sale of friction materials and/or rotors of aerospace quality or based upon technology developed in connection with Seller Parent’s and its Affiliates’ Aerospace Applications friction material business;

(ii)	the licensing or disposition of Excluded Intellectual Property;

(iii)	the business described on Schedule 12.11(A) hereto;

(iv)	all other businesses of Seller Parent and its Affiliates to the extent not related to the businesses described in clauses (i), (ii) and (iii) of the definition of Business; and

(v)	all businesses of the FMP Group Companies.

“Excluded Intellectual Property” shall mean all (i) Intellectual Property owned or licensed by any Seller or any Transferred Entity that is not used primarily or exclusively in the conduct of the Business; (ii) all Intellectual Property provided pursuant to the Transition Services Agreement; (iii) all Intellectual Property used at or relating to the Green Island Facility and the products manufactured or sold therefrom, including, without limitation, any such Intellectual Property used, or held for use, in connection with the design, development, manufacture, marketing, repair, overhaul and sale of cerametallic friction used in aircraft landing systems; and (iv) in respect of the Intellectual Property set out in clauses (i) through (iii), any and all goodwill represented thereby and pertaining thereto, and the right to sue and recover damages for past, present and future infringement, dilution, misappropriation or other violation or conflict associated therewith, including, without limitation, all rights to own and license any of Sellers’ Marks and associated Intellectual Property rights.

“Excluded Liabilities” shall have the meaning specified in Section 1.7.

“Final Closing Statement” shall mean either (x) if no written objection notice is received in accordance with Section 2.2(c), the Proposed Closing Statement or (y) the Proposed Closing Statement with any amendments or revisions as mutually agreed to by the parties or determined by the Accounting Firm in accordance with Section 2.2, as the case may be.

“Final Closing Date Net Debt” shall mean the Closing Date Net Debt as shown on the Final Closing Statement.

“Final Closing Date Net Working Capital” means the Closing Date Net Working Capital as shown on the Final Closing Statement.

“Final Date” shall have the meaning specified in Section 2.2(d)(ii).

“Final Deadline” shall have the meaning specified in Section 9.1(b).

“Final Spent Capex” means the Spent Capex as shown on the Final Closing Statement.

“Financial Statements” shall have the meaning specified in Section 3.6.

“Financiere” means Financiere Honeywell SA.

“Fiscal Year 2016” means the 2016 fiscal year of the Combined Business.

“Fiscal Year 2017” means the 2017 fiscal year of the Combined Business.

“FMP Group Companies” means the entities set forth on Attachments F-1 and F-2.

“FMP Support Agreement” shall have the meaning specified in Section 5.3(h).

“Force Majeure Event” means any act of God, epidemic, fire, flood, explosion, storm, earthquake, or other catastrophes and any changes resulting from any outbreak or escalation of hostilities, act or acts of terrorism or other calamity or crisis.

“Foreign Transfer Agreements” shall have the meaning specified in Section 5.3(j).

“Former Employees” shall have the meaning specified in Section 7.1(c).

“French Purchaser” shall have the meaning specified in the Preamble.

“Friction Materials” shall mean friction products for (i) powder metal clutch applications and (ii) brake applications, including (x) integrally molded disc pads, drum linings, riveted disc pads, blocks, drum-in-hat linings, integrally molded drum-in-hat, air brake disc pads and, in each case, assemblies thereof; and (y) organic and sintered linings, and sintered clutch products.

“Friction Materials France” shall mean Honeywell Matériaux de Friction S.A.S.

“Fundamental Representations” means the Fundamental Seller Representations and the Fundamental Purchaser Warranties.

“Fundamental Purchaser Representations” means the representations and warranties made by Purchaser in Sections 4.1, 4.2, 4.6 and 4.8.

“Fundamental Seller Representations” means the representations and warranties made by Seller Parent in Sections 3.1, 3.2, 3.3 and 3.21.

“FX Range” means a Reference FX Rate (i) equal to or in excess of 1.15 and (ii) less than or equal to 1.45.

“General Cap” shall have the meaning specified in Section 11.4(c)(i).

“German GAAP” means the generally accepted accounting principles in Germany, including IFRS, if applicable.

“German Retirement Plans” shall have the meaning specified in Section 3.16(f).

“German Tax Group Transferred Entities” means (i) Honeywell Friction Materials GmbH; (ii) Honeywell Friction Materials International GmbH; and (iii) Honeywell Bremsbelag GmbH and its wholly owned Subsidiary Honeywell Aftermarket Europe GmbH.

“German Transferred Entities” means (i) Honeywell Immobilien GmbH; (ii) Honeywell Friction Materials GmbH; (iii) Honeywell Friction Materials International GmbH; and (iv) Honeywell Brembsbelag GmbH and its wholly owned Subsidiary Honeywell Aftermarket Europe GmbH.

“Governmental Authority” shall mean any supranational, domestic or foreign federal, state, regional or local governmental, regulatory or administrative agency, body or authority, or any court, tribunal, or judicial or arbitral body, including, with respect to the Romanian Investment Scheme, the Romanian Ministry of Public Finance.

“Green Island Facility” means the manufacturing facility of Sellers located in Green Island, New York.

“Guangzhou Facility” shall mean the real property located in Guangzhou, China which is leased by Honeywell (Guangzhou) Friction Materials Co., Ltd under the lease agreement dated as of December 21, 2011 by and between Guangzhou Economic & Technology Development District Xinfa Property Development Co. Ltd., as Landlord, and Honeywell (Guangzhou) Friction Materials Co., Ltd, as Tenant.

“Hard Parts” shall mean hydraulic brake parts and the hydraulic portion of air-over-hydraulic brake parts (other than Friction Materials and Other Products), including wheel cylinders, master brake cylinders, clutch slave cylinders, drums, rotors, calipers and cables and associated brake hardware.

“Hazardous Materials” shall mean any substance, material or waste which is regulated by any Governmental Authority as hazardous, toxic or otherwise harmful to health, safety, the environment or natural resources. Without limiting the foregoing, Hazardous Materials include petroleum and its by-products, asbestos, and any material or substance which is defined as a “hazardous waste,” “hazardous substance,” “hazardous material,” “restricted hazardous waste,” “industrial waste,” “solid waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law.

“Honeywell Chongqing” shall have the meaning specified in Section 1.1(b)(i).

“Honeywell Romania” shall have the meaning specified in Section 1.1(c)

“H S R Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” shall mean all income, franchise or similar Taxes.

“Indebtedness” shall mean the principal amount of any (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any capital leases, (iv) all “cut” but un-cashed checks or any overdrafts outstanding as of the Closing Date, or for the deferred purchase price of property or services delivered on or prior to the measurement date, (v) payment obligations under any hedging arrangement and (vi) all guarantees of any of the items set forth in clauses (i) - (v) above, and, as of any measurement date, any accrued interest, prepayment premiums and penalties related thereto which are due and payable (excluding in each case any item to the extent included in the definition of Net Working Capital).

“Indemnified Sites” shall mean those sites listed on Schedule 12.11(D).

“Indemnitee” shall have the meaning specified in Section 11.5(a).

“Indemnitor” shall have the meaning specified in Section 11.5(a).

“Indemnitor Personnel” shall have the meaning specified in Section 11.5(e)(i).

“Initial Closing Statement” shall have the meaning specified in Section 2.1(b).

“Initial Purchase Price” shall have the meaning specified in Section 2.1(a).

“Input VAT” shall have the meaning specified in Section 10.3(f).

“Insolvency Proceedings” shall mean any form of bankruptcy, liquidation, receivership, administration, arrangement or scheme with creditors, moratorium, interim or provisional supervision by a court or court appointee, whether in the jurisdiction of the place of incorporation or in any other jurisdiction, whether in or out of court.

“Intellectual Property” shall mean all: (i) patents and patent applications, trademarks, tradenames, service marks and applications therefor, copyrights, copyright registrations and applications therefor; (ii) processes, formulas, computer software, engineering designs, trade secrets, know-how, inventions and discoveries, whether patented, patentable or not, including without limitation, those in development, and design, manufacturing, engineering and other technical information; (iii) the goodwill associated with the trademarks, tradenames, and service marks; and (iv) tangible documentation of property and rights referred to in clauses (i) - (iii).

“Intellectual Property Claim” shall mean (i) any written claim challenging the scope, validity or enforceability of any of the Intellectual Property or (ii) any written claim that any of the products designed, manufactured or sold by the Business infringes the Intellectual Property rights of another Person.

“Intellectual Property Licenses” shall mean a Contract that is currently in effect and pursuant to which: (i) Sellers or the Transferred Entities have granted an express license to a Person under the Business Intellectual Property, or (ii) a Person has granted to Sellers or any Transferred Entity a license under any Intellectual Property rights that is used primarily or exclusively in the conduct of the Business, but excluding (x) any Contract that is an Excluded Asset and (y) any licenses that are generally available on a commercial basis from any Person.

“Interests” shall have the meaning specified in Section 1.5(a).

“Interim Balance Sheet” shall have the meaning specified in Section 3.6.

“Interim Income Statements” shall have the meaning specified in Section 3.6.

“Inventory Assessment Date” shall have the meaning specified in Schedule 12.7.

“Inventory Dispute Notice” shall have the meaning specified in Schedule 12.7.

“Inventory Statement” shall have the meaning specified in Schedule 12.7.

“Key Employees” shall have the meaning specified in Section 7.2(d).

“Knowledge of Sellers” or variants thereof when used in this Agreement (including when used to qualify any representation or warranty of Seller Parent contained in this Agreement) or any other document or instrument furnished to Purchaser by Seller Parent pursuant to this Agreement refers to the actual knowledge, as of the time of determination, of the persons whose names are set forth on Attachment C.

“Land Use Restriction” shall mean the restriction such that (i) no portion of the Owned Real Property shall be used or occupied, either temporarily or permanently, for any use for which residential or other non-industrial cleanup standards may be imposed under Environmental Laws; and (ii) groundwater underneath such Owned Real Property shall not be used for human consumption, irrigation, or other purposes that might bring it into contact with humans; provided, however, that such groundwater uses that exist as of the Closing Date shall be permitted to continue after the Closing Date.

“Laws” shall mean laws (including common law), statutes, ordinances, legislation, regulations and legally binding orders of any Governmental Authority (whether administrative, legislative, executive or otherwise) of competent jurisdiction.

“Leased Real Property” shall mean the real property subject to a Real Property Lease.

“Liabilities” shall mean all liabilities, claims, obligations, costs and expenses of any kind or nature whatsoever, whether arising before or after the Closing and whether known or unknown, fixed or contingent, matured or unmatured.

“Losses” shall mean damages, losses, costs and out-of-pocket expenses (including reasonable attorneys’ fees and expenses).

“Management” means generation, production, distribution, processing, storage, treatment, operation, transportation, recycling, reuse and/or disposal, as those terms are defined in any applicable Environmental Law.

“Material Adverse Effect” shall mean any event, occurrence, fact, condition or change that has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Business taken as a whole, provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition, or change, directly or indirectly, arising out of or attributable to: (i) changes resulting from general economic, financial or market conditions; (ii) changes resulting from changes generally applicable to the automotive or rail friction industry, the automotive aftermarket industry or the automotive business generally; (iii) changes resulting from any outbreak or escalation of hostilities, act or acts of terrorism or other national or international calamity or crisis; (iv) the suspension of trading in securities on any domestic or foreign stock exchange; (v) the taking of any action by any Governmental Authority in respect of its monetary or fiscal affairs; (vi) this Agreement or the transactions contemplated hereby, including the public announcement thereof pursuant to the terms hereof and acts of competitors or loss or threatened loss or change in the status of suppliers, customers, distributors, agents, licensors, or employees resulting therefrom; (vii) actions required under or in connection with this Agreement (including, without limitation, Section 6.1(d)) or any Ancillary Agreement or taken with the consent of Purchaser; (viii) actions taken by Purchaser or its Affiliates; (ix) any matter set forth on Schedule 12.11(B); (x) any change in Laws or the interpretation or enforcement thereof or any change in accounting principles or changes in the enforcement thereof, changes to US GAAP or changes resulting from the application of a different set of accounting principles; and (xi) any failure by the Business to meet any internal or external projections, forecasts or estimates of revenues or earnings (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise described in this proviso may be taken into account in determining whether there has occurred a Material Adverse Effect); provided, that the matters described in clauses (i), (ii), (iii), (iv), (v) and (x) do not disproportionately affect the Business, taken as a whole, as compared to other companies in the same industry and location, in which case, such matter shall be taken into account, to the extent of such disproportionate effect, in determining whether a Material Adverse Effect has occurred.

“Material Contract” shall have the meaning specified in Section 3.10(a).

“Maximum Earn-Out Consideration Amount” shall have the meaning specified in Section 2.5(a).

“National Laws” shall have the meaning specified in Section 7.2(a)(i).

“Net Working Capital” shall mean the amount of (i) the items constituting adjusted accounts receivable (including the VAT component of trade accounts receivable, but excluding any VAT credit or receivable from a Taxing Authority) and inventory of the Business as set forth on Schedule 2.2, less (ii) the amount of those items constituting adjusted accounts payable (including the VAT component of trade accounts payable, but excluding any VAT payable to a Taxing Authority) and employee accruals of the Business as set forth on Schedule 2.2, in each case without duplication and as calculated in accordance with the Specified Accounting Principles.

“Non-Environmental Permit” shall mean any approval, permit, license, binding agreement, consent or other authorization issued by any Governmental Authority other than Environmental Permits.

“Notarial Deed” shall have the meaning specified in Section 5.3(k).

“Notice of Claim” shall have the meaning specified in Section 11.5(a).

“Notice of Disagreement” shall have the meaning specified in Section 2.2(c).

“Other Products” shall mean compressibility, dynocontrol and data collection equipment relating to braking systems (other than Aerospace Applications).

“Owned Real Property” shall have the meaning specified in Section 3.9(a).

“Output VAT” shall have the meaning specified in Section 10.3(f).

“Permit” shall mean any Environmental Permit or Non-Environmental Permit.

“Permitted Changes” shall have the meaning specified in Section 6.1.

“Permitted Encumbrances” shall mean (i) Encumbrances for property taxes and assessments or other government charges or levies not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings, (ii) Encumbrances of mechanics, materialmen, laborers, warehousemen, carriers and other similar common law or statutory liens arising in the ordinary course of business or the basis for which is being contested and adequate provision therefor has been made in the books of the appropriate entity, (iii) Encumbrances arising out of pledges or deposits under workers’ compensation, unemployment insurance, old age laws, or to secure the performance of bids, tenders or contracts or to secure statutory obligations of surety or appeal bonds, or to secure indemnity, performance or other similar bonds in the ordinary course of business, (iv) Encumbrances which are set forth in Schedule 3.9, (v) zoning, entitlement and other land use and environmental regulations by governmental agencies, (vi) Encumbrances securing liabilities that constitute Assumed Liabilities, (vii) any other Encumbrances and other title matters which do not materially detract from the value or materially interfere with the present use of the relevant asset or property (including non-exclusive licenses of Intellectual Property), and (viii) Encumbrances reflecting capitalized leases from the Person financing a purchase of equipment so long as the Encumbrance is limited to the specific equipment so acquired.

“Person” shall mean any individual, corporation, partnership (general, limited or limited liability), limited liability company, joint venture, association, trust, Governmental Authority or other entity or organization.

“Pre-Closing Covenant” shall have the meaning specified in Section 11.3(b).

“Pre-Closing Environmental Liabilities” shall mean the Liabilities described in Sections 1.7(h), (i), (j) and (k).

“Pre-Closing Environmental Non-Compliance” shall mean any violation of or failure to comply with Environmental Laws by the Seller, its Affiliates or the Transferred Entities prior to Closing in relation to the Business, other than any violation or failure that relates to the presence of any Hazardous Materials in soil or groundwater or of any asbestos.

“Pre-Closing Product Liability Claims” means any Product Liability Claim, to the extent related to or arising out of a product that was manufactured, sold and delivered by the Business prior to the Closing Date and existing prior to the Closing with respect to any use, application, malfunction or defect.

“Pre-Closing Restructuring” shall have the meaning specified in Section 1.4(b).

“Product Liability Claim” means any (i) (A) lawsuit, class action, or other claim by a third party or third parties (other than a Governmental Authority) (whether based on negligence, fraud, failure to warn, strict products liability, violation of applicable Law, or other theory, and whether seeking injunctive relief, money damages, or other remedy), related to or arising out of personal injury or death, or damage, destruction or diminished value of property or (B) investigation, action or other claim by any Governmental Authority concerning compliance or noncompliance with applicable Laws (whether seeking fines, injunctive relief, product recall, field action, or other penalties), or (ii) claim by a customer of the Business seeking damages, costs, reimbursement, contribution, indemnification, injunctive relief, repair, replacement, or other responsibility for Losses or other Liabilities related to or arising out of the matters described in clause (i), in each case as a result of the use, application, malfunction or defect (including inherent product design, material or manufacturing issues) of a product of the Business irrespective of the legal theory of liability.

“Product Recall Loss Allocation” shall have the meaning specified in Section 11.4(j)(ii).

“Promissory Note” means a promissory note in favor of Honeywell Bremsbelag GmbH issued by issued by Honeywell Deutschland GmbH and guaranteed by Seller Parent, in substantially the form attached as Exhibit 5.3(i) hereto.

“Proposed Closing Statement” shall have the meaning specified in Section 2.2(a).

“Protected Contracts” shall have the meaning specified in Section 3.10(b).

“Purchase Price” shall mean the Initial Purchase Price, plus or minus any adjustments permitted under this Agreement.

“Purchaser” shall have the meaning specified in the Preamble.

“Purchaser Claims” shall have the meaning specified in Section 11.5(e).

“Purchaser Indemnified Parties” shall have the meaning specified in Section 11.1.

“Purchaser Intellectual Property Assignments” shall have the meaning specified in Section 5.4(d).

“Real Property Leases” shall have the meaning specified in Section 3.9(b).

“Reference Date” shall mean September 30, 2013.

“Reference FX Rate” shall mean the Euro to Dollar exchange rate as published in The Wall Street Journal on the Closing Date.

“Registered” shall mean issued by, registered or the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Governmental Authority.

“Registered Offering” shall have the meaning specified in Section 6.13(e).

“Regulation S-X” means Regulation S-X promulgated by the SEC.

“Regulatory Conditions” means (i) the conditions set forth in Sections 8.1(c) and 8.2(c) and (ii) the conditions set forth in Sections 8.1(a) and or 8.2(a) (as they relate to Antitrust Laws or any other regulatory matter), in all cases insofar as they relate to the EU Approval only (without regard to any other Required Merger Control Filings).

“Remediation” shall mean investigation, assessment, removal, disposal, abatement, containment, mitigation, treatment, remediation, testing, monitoring and/or neutralization of Hazardous Materials. Without limiting the foregoing, “Remediation” shall include such actions as are within the terms “remove”, “removal”, “remedy”, “remedial action”, “respond” and “response” as defined at 42 U.S.C. 101(23) – (25).

“Required Financial Reporting Periods” shall have the meaning specified in Section 6.13(b).

“Required Merger Control Filings” shall mean filings pursuant to Antitrust Laws in the jurisdictions set out in Schedule 6.4(a).

“Required Pre-Closing Asbestos Remediation” shall mean a legally enforceable and binding requirement made by a competent regulatory authority or that otherwise arises under Asbestos Laws requiring Remediation to be carried out in respect of an Asbestos Condition which if not complied with promptly could reasonably foreseeably result in enforcement action being taken by such authority.

“Required Pre-Closing Product Recall” means any (i) directive, order or other action by any Governmental Authority requiring or having the effect of requiring that any product manufactured, sold and delivered by the Sellers, the Sellers’ Affiliates or the Transferred Entities prior to the Closing in connection with the Business be recalled or (ii) other involuntary recall of any product manufactured, sold and delivered by the Sellers, the Sellers’ Affiliates or the Transferred Entities prior to the Closing in connection with the Business (other than recalls requested or required by customers of the business not related to the matters described in clause (i).

“Required Pre-Closing Soil/Groundwater Remediation” shall mean a legally enforceable and binding requirement made in writing by a competent regulatory authority or that otherwise arises under Environmental Laws requiring Remediation to be carried out in respect of Soil and/or Groundwater Contamination which if not complied with promptly would result in enforcement action being taken by such authority.

“Resolution Period” shall have the meaning specified in Section 2.2(d)(i).

“Restricted Property” shall have the meaning specified in Section 10.12.

“Retained Cash” shall mean all cash, cash equivalents and short-term investments of the Transferred Entities as of the Effective Time, without duplication of any amounts included in Net Working Capital.

“Retained Interest” shall have the meaning specified in Section 1.5(a).

“Retained Taxes” shall mean any and all (a) Taxes (other than non-Income Taxes relating to the Business or the Transferred Assets) imposed on or incurred by any Sellers or Seller Affiliate (other than the Transferred Entities) for any taxable period and (b) Taxes imposed on or incurred by any Transferred Entity (and non-Income Taxes relating to the Business or the Transferred Assets) with respect to any taxable period ending on or prior to the Closing Date (including such Taxes for any Straddle Period which are allocable pursuant to Section 10.3(d) to the portion of such period ending on or prior to the Closing Date). For the avoidance of doubt, (i) “Retained Taxes” shall be deemed to include any Taxes not relating to the Business or arising as a result of (A) actions taken by Sellers or the Transferred Entities on the Closing Date prior to the Closing to the extent such actions are not taken in the ordinary course of business, (B) Pre-Closing Restructuring (as defined in Section 1.4(b)), (C) the termination of the domination and profit transfer agreement and the exit of the German fiscal unity (as described in Section 10.3(j)), or (D) any Seller or any Affiliate of any Seller, including any Transferred Entity, having responsibility for Taxes of any Person as a result of being a transferee or successor before the Closing Date, a Contract entered into before the Closing Date (other than non-Income Taxes arising in connection with a Contract entered into in the ordinary course of business containing customary terms and conditions with respect to responsibility for such non-Income Taxes), or being a member of a consolidated, combined, unitary or affiliated group or fiscal unity before the Closing Date, and (ii) “Retained Taxes” shall not include (A) Taxes arising as a result of actions taken by Purchaser or the Transferred Entities on the Closing Date after the Closing to the extent such actions are not taken in the ordinary course of business, and (B) Transfer Taxes (defined in and covered by Section 12.1).

“Registered Offering” shall have the meaning specified in Section 6.13(e).

“Romanian Investment Aid” shall mean the state aid awarded to Honeywell Romania on the basis of the Romanian Investment Scheme.

“Romanian Investment Aid Documentation” shall mean any and all legally binding documents and information filed by Honeywell Romania and/or the Sellers or any of the Transferred Entities with any Governmental Authorities in Romania (including the Romanian Ministry of Public Finance) in connection with the Romanian Investment Aid or the Romanian Investment Reimbursements, as well as any and all documents issued by any Governmental Authorities in Romania (including the Romanian Ministry of Public Finance) and/or executed by and between any Governmental Authorities in Romania (including the Romanian Ministry of Public Finance) and Honeywell Romania and/or the Sellers and/or the Transferred Entities in connection with the Romanian Investment Aid or the Romanian Investment Reimbursements.

“Romanian Investment Reimbursements” shall mean amounts paid or reimbursed by any Governmental Authority in Romania (including the Ministry of Public Finance) pursuant to the Romanian Investment Aid in respect of any investments, payments, deposits or other costs or expenditures incurred by Honeywell Romania prior to the Closing Date.

“Romanian Investment Scheme” shall mean the state aid scheme approved by means of Romanian Government Decision no. 1680/2008 on the creation of the state aid scheme for economic sustainable development, as subsequently amended.

“Romanian Ministry of Public Finance” means the Romanian Ministry of Public Finance, as well as any of its subdivisions, units or departments, as the context may require or any other Governmental Authority in Romania and any of its/their successors that may be appointed to examine and handle reimbursements under the Romanian Investment Scheme.

“SEC” means the US Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” and “Sellers” shall have the meanings specified in the Preamble.

“Seller Indemnified Parties” shall have the meaning specified in Section 11.2.

“Seller Liability Caps” shall have the meaning specified in Section 11.4(c)(iii).

“Seller Parent” shall have the meaning specified in the Preamble.

“Sellers’ Guarantees” shall have the meaning specified in Section 6.7.

“Sellers’ Letters of Credit” shall have the meaning specified in Section 6.7.

“Sellers’ Marks” shall mean all names, marks, trade names and trademarks incorporating any of the words set forth on Schedule 12.11(C) or any derivation therefrom and all corporate symbols or logos incorporating any such words either alone or in combination and any and all goodwill represented thereby and pertaining thereto.

“Significant Customer Contracts” means written Contracts with (i) customers of the Business representing seventy percent (70%) of revenue of the Business or (ii) any other customer representing in excess of two percent (2%) of revenue of the Business, in each case other than customer Contracts entered into pursuant to the baseline management approach as described in Schedule 3.10 for which no written agreements duly executed by relevant parties exist.

“Significant Supplier Contracts” means written Contracts with (i) suppliers of the Business representing seventy (70%) of direct annual operating spend or (ii) any other supplier of the Business representing in excess of two percent (2%) of direct annual operating spend.

“Site Remediation” shall have the meaning specified in Section 11.5(e).

“Soil and/or Groundwater Contamination” shall mean Hazardous Materials present prior to Closing in soil and/or groundwater (i) at an Indemnified Site or (ii) which has migrated or is migrating from an Indemnified Site.

“Solvent” shall mean with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specified Accounting Principles” shall mean (i) first the principles, policies and practices set out under the heading “Specified Accounting Principles” in Schedule 3.6; and then (ii) only to the extent not inconsistent with the accounting policies set forth in (i) above, the same accounting principles, policies, practices, treatments, estimation techniques, categorization and management judgments as were used in the preparation of the Interim Balance Sheet, as then applied; and then (iii) only to the extent not inconsistent with the accounting policies in both (i) and (ii) above, US GAAP, consistently applied.

“Spent Capex” means Capex actually incurred by Seller Parent or its Affiliates (including the Transferred Entities) from January 1, 2014 until the Closing Date.

“Straddle Period” shall mean any taxable period beginning before the Closing Date and ending on or after the Closing Date.

“Submission Notice” shall have the meaning specified in Section 2.2(d)(ii).

“Subsidiary” shall mean, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person.

“Support Agreements” means the Transition Services Agreement and the FMP Support Agreement.

“Target Net Working Capital” shall mean Seventy Eight Million Dollars ($78,000,000.00).

“Target Spent Capex” shall mean an amount equal to the sum of the product of (i) $9,000,000, and (ii) a fraction, (x) the numerator of which is the number of calendar days elapsed in 2014, up to a maximum of 272, and (y) the denominator of which is 272.

“Tax” or “Taxes” shall mean any and all (a) domestic or foreign, federal, state, local or other taxes, duties, levies, imposts, tariffs, fees or similar charges of any kind (together with any and all interest, penalties, fines, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes, duties, levies, imports, tariffs, fees or similar charges with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, employment, unemployment, health, disability, retirement, social security, unclaimed property, payroll, customs duties, import duties, transfer, license, workers’ compensation or net worth, and taxes, duties, levies, imports, tariffs, fees or similar charges in the nature of excise, withholding, ad valorem or value added, and (b) liability for the payment of any Tax (i) as a result of being a member of a consolidated, combined, unitary or affiliated group that includes any other Person or otherwise joining in a fiscal unity, (ii) by reason of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person for Taxes, including a Tax sharing, Tax consolidation, Tax indemnity or similar agreement, or (iii) by reason of transferee or successor liability, whether imposed by Law, contractual arrangement or otherwise.

“Tax Proceeding” shall have the meaning specified in Section 10.3(g).

“Tax Return” shall mean any report, return, election, statement or other document or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

“Taxing Authority” shall mean the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes.

“Tennessee Facility” means the manufacturing, operating or other facilities formerly used in the conduct of the Business located in Cleveland, Tennessee.

“Termination Fee” shall have the meaning specified in Section 9.2(b).

“Third Party Claim” shall have the meaning specified in Section 11.5(b).

“Threshold” shall have the meaning specified in Section 11.4(a).

“TMD Claim” means any claim of TMD Friction GmbH or its Affiliates in respect of, but only to the extent arising out of, the use of the technology patented in EP0654616B1 in the Business (i) prior to Closing or (ii) after the Closing to the extent such technology is used in the same manner and products as it was used by the Business prior to Closing (excluding, for the avoidance of doubt, any use of such technology in connection with any other part, or product, of the friction material business or any other business of Purchaser or its Affiliates).

“TMD Claim Cap” shall have the meaning specified in Section 11.4(d).

“Tolling Commencement Date” shall have the meaning specified in Section 6.13(b).

“Transfer” and “Transferred” shall have the meanings specified in Section 1.5(a).

“Transfer Taxes” shall have the meaning specified in Section 12.1.

“Transferred Assets” shall have the meaning specified in Section 1.2.

“Transferred Contracts” shall have the meaning specified in Section 1.2(e).

“Transferred Employees” shall have the meaning specified in Section 7.1(b).

“Transferred Entities” shall have the meaning specified in Recital A.

“Transferred Entity Employees” shall have the meaning specified in Section 7.1(a).

“Transferred Intellectual Property” shall mean all of the Intellectual Property owned by Sellers that is used primarily in the conduct of the Business, including the Registered Intellectual Property set forth on Schedule 1.2(d), except for the Excluded Intellectual Property, and any and all goodwill represented thereby and pertaining thereto, and the right to sue and recover damages for past, present and future infringement, dilution, misappropriation or other violation or conflict associated therewith.

“Transferred Owned Real Property” shall have the meaning specified in Section 1.2(a).

“Transition Services Agreement” means an agreement covering transitional services to be provided by or to the parties or their Affiliates after the Closing, in the form of Exhibit 5.3(g) (it being understood that the parties shall work in good faith prior to Closing to identify additional services (if any) that Purchasers may reasonably request to be added to the schedules thereto and provided at cost in accordance with the terms set forth on Exhibit 5.3(g)).

“Troy Facility” means the technical support and administrative and aftermarket support facility used in the conduct of the Business located in Troy, Michigan.

“Unaudited Financial Information” shall have the meaning specified in Section 6.13(a)(i).

“US” shall mean the United States of America.

“US Business” means the Business as conducted in the US.

“US GAAP” shall mean US generally accepted accounting principles.

“Year-End Balance Sheets” shall have the meaning specified in Section 3.6.

“Year-End Financial Statements” shall have the meaning specified in Section 3.6.

“Year-End Income Statements” shall have the meaning specified in Section 3.6.

12.12	Headings.

The headings and subheadings of this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

12.13	Amendment.

This Agreement may be amended only in a writing signed by all parties hereto.

12.14	Entire Agreement.

This Agreement and the Ancillary Agreements constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all previous agreements, understandings or discussions with respect to the subject matter hereof; provided, however, that the Mutual Nondisclosure Agreement between Purchaser and Seller Parent dated July 12, 2012 (the “Confidentiality Agreement”), shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect in accordance with its terms. Except as set forth in the preceding sentence, any and all prior arrangements, representations, promises, understandings and conditions in connection with said subject matter and any representations, promises or conditions not expressly incorporated herein or expressly made a part hereof shall not be binding upon any party hereto.

12.15	Waivers.

Any waiver of rights hereunder must be set forth in writing signed by the party against whom the waiver is to be effective. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive any party’s rights at any time to enforce strict compliance thereafter with every term or condition of this Agreement for any other breach or failure to comply with the terms and conditions of this Agreement.

12.16	Third Party Rights.

The provisions of this Agreement are for the sole benefit of Purchaser and the Sellers and shall not inure to the benefit of any other Person (other than permitted assigns of the parties hereto) either as a third party beneficiary or otherwise (including, for the avoidance of doubt, any shareholder (or Affiliate thereof other than Purchaser and the Sellers) of any of the parties hereto).

12.17	Severability.

If and to the extent that any court of competent jurisdiction holds any provisions (or any part thereof) of this Agreement to be invalid or unenforceable, such holding shall in no way affect the validity of the remainder of this Agreement.

12.18	No Rights of Set Off.

Purchaser waives and relinquishes any and all rights to set off or to apply any monies held or indebtedness or other obligations now or hereafter owing by Purchaser to Sellers or any of their Affiliates against any obligations of Sellers or any of their Affiliates now or hereafter existing under this Agreement or any Ancillary Agreement.

12.19	Foreign Transfer Agreements.

The parties agree that, in the event of any conflict or inconsistency between the terms of this Agreement and any Foreign Transfer Agreement, the terms of this Agreement shall govern.

12.20	Terms Generally.

As used in this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Attachments hereto) and not to any particular provision of this Agreement, and Article, Section, clause, Attachment, Exhibit and Schedule references are to the Articles, Sections, clauses, Attachments, Exhibits and Schedules to this Agreement unless otherwise specified, (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise expressly specified, (iv) the word “or” shall not be exclusive; (v) the matters set forth on Schedule 12.20 shall be interpreted as set forth therein; and (vi) the language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

12.21	Specific Performance.

The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated hereby) in accordance with its specified terms or otherwise in breach of such provisions. Subject to the following sentence, the parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance, and other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.21 shall not be required to provide any bond or other security, and each party irrevocably waives any right it may have to require such bond or security, in connection with any such order or injunction.

[Signature Page Follows]

IN WITNESS WHEREOF, the duly authorized officers or representatives of the parties hereto have duly executed this Stock and Asset Purchase Agreement as of the date first written above.

HONEYWELL INTERNATIONAL INC.

By:	/s/ Anne T. Madden
	Name:	Anne T. Madden
	Title:	Authorized Signatory

PLATIN 966. GMBH

By:	/s/ Rainer Jueckstock
	Name:	Rainer Jueckstock
	Title:	Authorized Signatory

SAXID SAS

By:	/s/ Rainer Jueckstock
	Name:	Rainer Jueckstock
	Title:	Authorized Signatory